Notice of 2024 Annual Meeting of Stockholders

GE HealthCare Technologies Inc.
500 W. Monroe Street, Chicago, Illinois 60661

Logistics



Time and Date
9:00 a.m. Central Time on
May 21, 2024



Venue
Virtual via live webcast at:
www.virtualshareholder meeting.com/GEHC2024



Record Date
March 25, 2024

You may log into the meeting 15 minutes prior to the start of the meeting.

Items of Business

Proposal		Board Vote Recommendation
1	Election of the 10 Director Nominees Named in this Proxy Statement for a One-Year Term	✓ **FOR** each director nominee
2	Approval of Our Named Executive Officers' Compensation in an Advisory Vote	✓ **FOR**
3	Ratification of the Appointment of Deloitte & Touche LLP as Our Independent Auditor for the Fiscal Year Ending December 31, 2024	✓ **FOR**

Stockholders will also transact such other business as may properly come before the meeting, including any adjournment or postponement thereof.

How You Can Vote



Via the Internet at
www.proxyvote.com, or at the website indicated on the materials provided to you by your broker



By Telephone
Call the telephone number on your proxy card or voting instruction form



By Mail
Sign, date, and return your proxy card or voting instruction form

If you are a beneficial owner and received a voting instruction form, please follow the instructions provided by your bank or broker to vote your shares.

You are invited to participate in the GE HealthCare Technologies Inc. ("GE HealthCare") 2024 Annual Meeting of Stockholders. If you were a GE HealthCare stockholder at the close of business on March 25, 2024, the record date, you are entitled to vote at the meeting. Even if you plan to attend the live webcast, we encourage you to submit your vote as soon as possible through one of the methods available to you.

Cordially,

Frank R. Jimenez, Secretary

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 21, 2024

This Notice of the 2024 Annual Meeting of Stockholders and proxy statement, as well as GE HealthCare's 2023 Annual Report on Form 10-K, are available free of charge at **www.proxyvote.com** or on the Investors section of our website, **investor.gehealthcare.com**.

The Board of Directors of GE HealthCare is soliciting proxies to be voted at our 2024 Annual Meeting of Stockholders on May 21, 2024, and at any postponed or reconvened meeting. We expect that the proxy materials or a notice of internet availability will be mailed and made available to stockholders beginning on or about April 4, 2024. At the meeting, votes will be taken on the matters listed in the Notice of 2024 Annual Meeting of Stockholders.

Where Can You Find More Information? See "Voting and Meeting Information" on page 83.

References to our website in this proxy statement, including the contents of GE HealthCare's Sustainability Report or GE HealthCare's 2023 Annual Report on Form 10-K, are for the convenience of readers, and information available at or through our website is not a part of, nor is it incorporated by reference in, these documents.

Table of Contents

Forward-Looking Statements

This proxy statement contains forward-looking statements. These forward-looking statements might be identified by words, and variations of words, such as "will," "expect," "may," "would," "could," "plan," "believe," "anticipate," "intend," "estimate," "potential," "position," "forecast," "target," "guidance," "outlook," and similar expressions. These forward-looking statements may include, but are not limited to, statements about our business operations; our strategy, including with respect to our sustainability initiatives and governance and compensation practices and policies; our agreements with General Electric Company ("GE"); and financial information. Please see our risk factors, as they may be amended from time to time, set forth in our filings with the U.S. Securities and Exchange Commission (the "SEC"), including our most recently filed Annual Report on Form 10-K (the "2023 Form 10-K"). There may be other factors not presently known to us or which we currently consider to be immaterial that could cause our actual results to differ materially from those projected in any forward-looking statements we make. In addition, historical, current, and forward-looking environmental and social-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. We caution you that these statements are not guarantees of future performance, nor promises that goals or targets will be met, and are subject to numerous and evolving risks and uncertainties that we may not be able to predict or assess. We do not undertake any obligation to update or revise our forward-looking statements except as required by applicable law or regulation.

Proxy Statement Summary

This section summarizes and highlights certain information contained in this proxy statement but does not contain all the information that you should consider when casting your vote. Please review the entire proxy statement as well as the 2023 Form 10-K carefully before voting.

2024 Annual Meeting of Stockholders

Date and Time:
May 21, 2024 at 9:00 a.m. Central Time

Location:
Virtual via live webcast at: **www.virtualshareholdermeeting.com/GEHC2024**

Record Date:
Stockholders of record at the close of business on March 25, 2024 are entitled to attend and vote at the 2024 Annual Meeting of Stockholders (the "Annual Meeting"). On that date, there were 456,328,270 shares of common stock of GE HealthCare Technologies Inc. ("GE HealthCare," the "Company," "we," "us," or "our") outstanding and entitled to vote.

Voting Matters and Board Recommendations

Stockholders will be asked to vote on the following matters at the Annual Meeting. Whether or not you plan to attend the Annual Meeting, we encourage you to promptly submit your proxy with your voting instructions. You may do this over the internet, as well as by telephone or mail. See "Voting and Meeting Information" on page 83. The Board of Directors (the "Board") is not aware of any matter that will be presented for a vote at the Annual Meeting other than those shown below.

Management Proposal **1**	**Election of the 10 Director Nominees Named in this Proxy Statement for a One-Year Term**
	At the Annual Meeting, ten director nominees will stand for election to hold office until the 2025 Annual Meeting of Stockholders or until their successors have been elected and qualified.
	 **The Board recommends a vote FOR each director nominee** — See Page 8

Management Proposal **2**	**Approval of Our Named Executive Officers' Compensation in an Advisory Vote**
	We are asking stockholders to approve, on an advisory basis, the compensation paid to our named executive officers ("NEOs") in 2023, as described in this proxy statement.
	 **The Board recommends a vote FOR the say-on-pay proposal** — See Page 39

Management Proposal **3**	**Ratification of the Appointment of Deloitte & Touche LLP as Our Independent Auditor for the Fiscal Year Ending December 31, 2024**
	We are asking stockholders to ratify the selection of Deloitte & Touche LLP as our independent auditor for the fiscal year ending December 31, 2024.
	 **The Board recommends a vote FOR ratification of the Audit Committee's selection of Deloitte & Touche LLP as our independent auditor for the fiscal year ending December 31, 2024** — See Page 79

Company Overview

GE HealthCare is a leading global medical technology, pharmaceutical diagnostics, and digital solutions innovator, dedicated to providing integrated solutions, services, and data analytics to make hospitals more efficient, clinicians more effective, therapies more precise, and patients healthier and happier. Serving patients and providers for more than 125 years, GE HealthCare is advancing personalized, connected, and compassionate care, while simplifying the patient's journey across the care pathway. Together our Imaging, Ultrasound, Patient Care Solutions, and Pharmaceutical Diagnostics businesses help improve patient care from diagnosis, to therapy, to monitoring. We are a $19.6 billion business with approximately 51,000 colleagues working to create a world where healthcare has no limits.

On January 3, 2023, we completed a spin-off from our former parent company, GE. Within this proxy statement, we refer to this transaction, which resulted in GE HealthCare becoming an independent publicly traded company, as the "Spin-Off."

Strategy

At GE HealthCare, we see possibilities through innovation. We are a leader in precision care, infusing innovation with patient-focused technologies to enable better care. Our strategy is focused on leveraging our strengths, exploring new opportunities, and anticipating future healthcare needs. In our inaugural year as a standalone company, building confidence among our stakeholders—customers, patients, colleagues, stockholders, and partners—has been paramount. In 2023, we announced several transactions and collaborations that complement our existing portfolio, are designed to accelerate our growth strategy, and allow us to invest in technologies, capabilities, and teams to help propel us into the future of precision healthcare. Investment in innovation is the lifeline of our industry, and our substantial investment in research and development is focused on developing digital, artificial intelligence ("AI")-focused solutions that are accessible, sustainable, interoperable, and beneficial to healthcare providers—advancing our vision to create a world where healthcare has no limits.

Our strategy prioritizes the following pillars:


Precision care
Connected care pathways and digitization of healthcare


Growth acceleration
Commercial capabilities and product leadership


Business Optimization
Sustainable margin expansion and strong cash flow

Compensation

Our executive compensation program is designed to attract, retain, and motivate top executive talent who create long-term value for our stockholders through execution of our business strategy. In our inaugural year as a standalone company, we established a pay program that is market-competitive, aligned with stockholder interests, and driven by strong governance practices for sound decision-making. Highlights of our executive compensation and governance practices include:

- A total rewards philosophy and guiding principles that serve as a clear and transparent framework for considering compensation designs and individual pay levels

- An executive compensation program designed to strengthen the link between pay and performance by having a significant portion of total executive compensation at-risk, performance-based, and long-term focused

- Use of a balanced mix of cash and equity and annual and long-term incentives

- Annual and long-term incentive plans that incorporate business-focused goals, which are complementary, risk-balancing, and designed to encourage an ownership-oriented team

- Robust governance practices, including stock ownership requirements, a clawback policy (with mandatory and discretionary components), prohibitions on hedging and pledging, and annual risk assessments

- Proactive stockholder outreach to understand their perspectives and views on our executive compensation program and philosophy

Director Nominees

The Nominating and Governance Committee (the "Governance Committee") recommended and the Board nominated each of the 10 incumbent directors for election at the Annual Meeting to hold office until the 2025 Annual Meeting of Stockholders or until their successors have been elected and qualified. Information about each director nominee in this Proxy Statement Summary is as of March 25, 2024.

H. Lawrence Culp, Jr.



Chairman
Chairman and Chief Executive Officer
General Electric Company

Chief Executive Officer
GE Aerospace

Age: 61

Risa Lavizzo-Mourey Independent



Lead Director
Nominating and Governance Committee Chair
Professor Emerita
University of Pennsylvania

Former President and Chief Executive Officer
Robert Wood Johnson Foundation

Age: 69

Peter J. Arduini



President and Chief Executive Officer
GE HealthCare Technologies Inc.

Age: 59

Rodney F. Hochman Independent



President and Chief Executive Officer
Providence

Age: 68

Lloyd W. Howell, Jr. Independent



Executive Director
NFL Players Association

Former Executive Vice President, Chief Financial Officer, and Treasurer
Booz Allen Hamilton Holding Company

Age: 57

Catherine Lesjak Independent



Audit Committee Chair
Former Executive Vice President and Chief Financial Officer
HP, and its predecessor, Hewlett-Packard

Age: 65

Anne T. Madden Independent



Senior Vice President and General Counsel
Honeywell International Inc.

Age: 59

Tomislav Mihaljevic Independent



Chief Executive Officer and President, Morton L. Mandel CEO Chair
Cleveland Clinic

Age: 60

William J. Stromberg Independent



Talent, Culture, and Compensation Committee Chair
Former Chief Executive Officer
T. Rowe Price Group

Age: 64

Phoebe L. Yang Independent



Former General Manager
Amazon Web Services, Healthcare

Age: 55

Board of Directors

Directors should possess leadership experience; the highest personal and professional ethics, integrity, and values; a passion for learning; a sense of priorities and balance; talent development experience; and commitment to representing the long-term interests of our stockholders. Our Board aims to create a diverse team of directors representing a range of experience at policy-making levels in business, government, education, and technology, and in areas that are relevant to our global activities, as well as diversity with respect to attributes including, but not limited to, race, ethnicity, gender, and cultural background. Directors must also have an inquisitive and objective perspective, practical wisdom, and mature judgment. Directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively. Our Board composition reflects our intention to have a board of directors with a well-rounded variety of experience, industry backgrounds related to our business activities, and diverse personal attributes.

The composition of the Board nominees is:

Age



2
4
4
61.7 years
Average Age
<60 years
60-65 years
>65 years

Diversity

We aim to build a diverse board representing a range of backgrounds

3 of 5 Board leadership positions are held by women



Female
40%
Racially/ethnically diverse
30%
Born outside the US
20%

Independence

2
8
Independent
Not Independent

All independent except for the Chairman and the Chief Executive Officer

All director nominees except our Chairman and our Chief Executive Officer ("CEO") are independent and meet applicable heightened independence standards for our Audit Committee, Talent, Culture, and Compensation Committee ("Compensation Committee"), and Governance Committee.

Governance

GE HealthCare's commitment to good corporate governance is embodied in our Governance Principles. The Governance Principles set forth the Board's governance practices. The Governance Committee assesses the Governance Principles on an ongoing basis in light of current practices. The following is a summary of our significant corporate governance practices.

Key Corporate Governance Practices

- Majority of independent directors, with a goal of at least two-thirds independent; 8 out of 10 director nominees are independent
- Annual election of all directors by majority vote
- No supermajority provisions in governing documents
- Strong lead director with clearly delineated duties
- Lead director oversees the Board's periodic review of its leadership structure
- Annual Board and committee self-evaluations
- Board-level oversight of sustainability matters
- Board refreshment mechanism (term limit of 15 years)

- Regular executive sessions of independent directors
- Board and committees may hire outside advisors independent of management
- Clawback policy that applies to all cash and equity incentive awards
- Prohibitions against hedging and pledging
- Robust stock ownership and retention requirements
- Limits on director outside board commitments ("overboarding")
- No poison pill or dual-class shares
- Stockholder right to call special meetings at 25%
- Proxy access provisions

Corporate Governance

<table>
<tr><td>

Management Proposal No. 1

Election of Directors

 **The Board recommends a vote FOR each director nominee**

</td><td>

All nominees are current GE HealthCare Board members.

What are you voting on?

At the Annual Meeting, ten director nominees will stand for election to hold office until the 2025 Annual Meeting of Stockholders or until their successors have been elected and qualified.

</td></tr>
</table>

Nominee Biographies

The following information about each director nominee is as of March 25, 2024.



H. Lawrence Culp, Jr. | Chairman

Age: 61
Birthplace: United States

Chairman and Chief Executive Officer, General Electric Company, and Chief Executive Officer, GE Aerospace

Mr. Culp has served as the Chairman and Chief Executive Officer of GE since September 2018, leading GE's transformation to become a more focused, simpler, and stronger high-tech industrial company. Under his leadership, GE's total gross debt reduction was more than $100 billion through 2023. He has championed lean, bringing a focus on customer value, and driving improvements in safety, quality, delivery, and cost. He was the key architect behind GE's plan to form three industry-leading, global public companies and has served as Chairman of our Board since the successful Spin-Off in January 2023. He also has served as Chief Executive Officer of GE Aerospace since June 2022 and will continue leading the aviation-focused company into the future after the Spin-Off of GE's portfolio of energy businesses in April 2024.

Prior to joining GE, Mr. Culp spent 25 years at Danaher Corporation (NYSE: DHR) in various capacities, including Group Executive and Corporate Officer, with responsibility for the company's Environmental and Electronic Test and Measurement platforms while also serving as President of Fluke and Fluke Networks; Executive Vice President; Chief Operating Officer; and President and CEO, a role he held from 2000 to 2014. During his tenure, Danaher increased both its revenues and its market capitalization five-fold. Investors and analysts consistently rank him as one of the top CEOs in annual Institutional Investor surveys, and Harvard Business Review named him one of the Top 50 CEOs in the world.

Mr. Culp is a graduate of Harvard Business School and served as a Senior Lecturer from 2015 to 2018. We believe that Mr. Culp's globally recognized leadership, risk management, and executive management experience within GE make him uniquely qualified to serve as our Chairman.

Key Skills & Experience

- Healthcare Industry
- Finance and Accounting
- Risk Management
- Global
- Academia and Nonprofit

Other Current Public Company Boards

- General Electric

Prior Public Company Boards

- Danaher Corporation
- GlaxoSmithKline
- T. Rowe Price Group

Other Positions

- Member and former Chairman, Board of Visitors & Governors, Washington College
- Member, Board of Trustees, Wake Forest University



Risa Lavizzo-Mourey | Independent | Lead Director

Chair: Governance Committee

Committee Memberships
Governance Committee

Age: 69
Birthplace: United States

Professor Emerita, University of Pennsylvania, and Former President and Chief Executive Officer, Robert Wood Johnson Foundation

Dr. Lavizzo-Mourey has served as Lead Director of our Board since the Spin-Off. Dr. Lavizzo-Mourey served as the Robert Wood Johnson Foundation Professor of Health Equity and Health Policy from January 2018 to January 2021. From 2003 to 2017, Dr. Lavizzo-Mourey was the Chief Executive Officer of the Robert Wood Johnson Foundation, where she spearheaded initiatives to reverse the childhood obesity epidemic, create an affordable and inclusive healthcare system, and address social factors associated with adverse health impacts. Dr. Lavizzo-Mourey was a professor at the University of Pennsylvania from 1986 until 2003 where she served as Chief of Geriatric Medicine and Director of the Institute of Aging. She also has extensive government experience in a wide range of roles from 1985 to 1998, including as a Co-Chair of the White House Health Care Reform Task Force and as an Advisory Committee Member on the President's Advisory Commission on Consumer Protection and Quality in the Health Care Industry. We believe Dr. Lavizzo-Mourey is well-qualified to serve on our Board because of her extensive leadership experience, accomplishments in both academia and nonprofit organizations, and healthcare knowledge.

Key Skills & Experience
- Healthcare Industry
- Science and Technology
- Risk Management
- Government and Legal
- Academia and Nonprofit

Other Current Public Company Boards
- Intel
- Merck

Prior Public Company Boards
- Hess
- General Electric
- Better Therapeutics

Other Positions
- Chair, Smithsonian Institution Board of Regents
- Advisory Board Member, National Museum of Natural History
- Governor, TIAA
- Trustee, Howard Hughes Medical Institute



Peter J. Arduini

Age: 59
Birthplace: United States

President and Chief Executive Officer, GE HealthCare Technologies Inc.

In December 2022, Mr. Arduini was appointed as our President and Chief Executive Officer in connection with the Spin-Off, and he has also served as a member of the Board since the Spin-Off. He served as the President and Chief Executive Officer of GE's healthcare business from January 2022 until December 2022. Previously, Mr. Arduini was the President and Chief Executive Officer of Integra LifeSciences, a global medical device manufacturing company, from January 2012 to December 2021. During his tenure as Integra's Chief Executive Officer, the Integra portfolio evolved significantly to a faster growing and more profitable company through multiple acquisitions and a sustainable research and development pipeline. Prior to Integra, Mr. Arduini worked at Baxter Healthcare as President of its Medication Delivery division. Before Baxter Healthcare, he spent 15 years at GE's healthcare business in a variety of leadership roles in the United States and globally, including leading the Computed Tomography and Molecular Imaging business, Healthcare Services and U.S. sales. As our Chief Executive Officer and with many years of experience leading organizations that provide healthcare products and services, Mr. Arduini has extensive knowledge of the industry and is uniquely qualified to understand the opportunities and challenges facing our business.

Key Skills & Experience
- Healthcare Industry
- Finance and Accounting
- Science and Technology
- Risk Management
- Global

Other Current Public Company Boards
- Bristol Myers Squibb

Prior Public Company Boards
- Integra LifeSciences

Other Positions
- Chair of Board of Directors, Advanced Medical Technology Association
- Director and Chair of Funds Development, National Italian American Foundation



Rodney F. Hochman | Independent

Committee Memberships
Audit Committee
Governance Committee

Age: 68
Birthplace: United States

President and Chief Executive Officer, Providence

Dr. Hochman has served as a member of our Board since the Spin-Off. Since 2016, Dr. Hochman has served as the President and Chief Executive Officer of Providence, a Catholic not-for-profit health system. Dr. Hochman also serves as a member of the board of Providence. From 2013 to 2016, he served as the President and Chief Executive Officer of Providence Health & Services, Inc., which merged with St. Joseph Health to form Providence St. Joseph Health (now Providence) in 2016. Before that, he served as the President and Chief Executive Officer of Swedish Medical Center from 2007 to 2012. From 1998 to 2007, Dr. Hochman held various leadership roles within the Sentara Health System. He is former Chair of the American Hospital Association and the Catholic Health Association. We believe Dr. Hochman is well-qualified to serve on our Board because of his extensive leadership experience, finance and accounting expertise, and healthcare knowledge.

Key Skills & Experience
- Healthcare Industry
- Finance and Accounting
- Science and Technology
- Risk Management
- Academia and Nonprofit

Prior Public Company Boards
- Diversey Holdings

Other Positions
- Fellow of the American College of Rheumatology
- Fellow of the American College of Physicians
- University of Washington Foster School of Business
- Boston University School of Medicine Dean's Advisory Board



Lloyd W. Howell, Jr. | Independent

Committee Memberships
Audit Committee | **Financial Expert**
Compensation Committee

Age: 57
Birthplace: United States

Executive Director, NFL Players Association, and Former Executive Vice President, Chief Financial Officer, and Treasurer, Booz Allen Hamilton Holding Company

Mr. Howell has served as a member of our Board since the Spin-Off. Mr. Howell has served as the Executive Director of the NFL Players Association since July 2023. From July 2016 to October 2022, Mr. Howell served as Executive Vice President, Chief Financial Officer, and Treasurer of Booz Allen Hamilton Holding Company ("Booz Allen"), a professional services company, and Mr. Howell served as Executive Vice President of Booz Allen from October 2022 through December 2022 to assist Booz Allen with the transition to his retirement. During his more than 34 years at Booz Allen, Mr. Howell held a variety of leadership roles. From 2013 to 2016, he led Booz Allen's Civil and Commercial Group. Prior to that, he held the position of Executive Vice President, Client Services Office from 2009 to 2013. Mr. Howell has served as Operating Executive for The Carlyle Group, a global investment firm, since March 2023. We believe Mr. Howell is well-qualified to serve on our Board because of his financial expertise and significant leadership and business experience.

Key Skills & Experience
- Healthcare Industry
- Finance and Accounting
- Science and Technology
- Risk Management
- Government and Legal

Other Current Public Company Boards
- Moody's
- KLDiscovery

Prior Public Company Boards
- Integra LifeSciences

Other Positions
- Trustee, University of Pennsylvania
- Board of Overseers, University of Pennsylvania Engineering School



Catherine Lesjak | Independent

Chair: Audit Committee

Committee Memberships
Audit Committee | **Financial Expert**

Age: 65
Birthplace: Canada

Former Executive Vice President and Chief Financial Officer, HP, and its predecessor, Hewlett-Packard

Ms. Lesjak was appointed to our Board in December 2022 in connection with the Spin-Off. Ms. Lesjak held a broad range of financial leadership roles over a 32-year career at HP Inc. (formerly Hewlett-Packard Company) ("HP"), a multinational information technology company, from which she retired in March 2019. Most recently, from July 2018 until March 2019, she was the interim Chief Operating Officer of HP. From January 2007 to November 2015, Ms. Lesjak was Executive Vice President and Chief Financial Officer of HP, and from November 2015 to July 2018, she was Chief Financial Officer. Ms. Lesjak served as Interim Chief Executive Officer of HP from August 2010 until November 2010. Prior to being named Chief Financial Officer, Ms. Lesjak served as Senior Vice President and Treasurer of HP. Earlier in her career at HP, she managed financial operations for Enterprise Marketing and Solutions and the Software Global Business Unit. We believe Ms. Lesjak is well-qualified to serve on our Board because of her significant risk management and leadership experience and financial expertise.

Key Skills & Experience
- Finance and Accounting
- Science and Technology
- Risk Management
- Global

Other Current Public Company Boards
- General Electric
- PROS Holdings

Prior Public Company Boards
- SunPower

Other Positions
- Advisory Board, Haas School of Business, University of California, Berkeley



Anne T. Madden | Independent

Committee Memberships
Audit Committee | **Financial Expert**
Governance Committee

Age: 59
Birthplace: United States

Senior Vice President and General Counsel, Honeywell International Inc.

Ms. Madden has served as a member of our Board since the Spin-Off. Since October 2017, Ms. Madden has served as Senior Vice President and General Counsel at Honeywell International Inc. ("Honeywell"), a diversified technology and manufacturing company, where she also served as Corporate Secretary from January 2018 to September 2019. Prior to that, Ms. Madden was Vice President, Corporate Development and Global Head of M&A at Honeywell for sixteen years. During her tenure, Honeywell made approximately 100 acquisitions representing approximately $15 billion in revenues and divested approximately 70 businesses representing close to $9 billion of non-core revenues. Ms. Madden joined AlliedSignal, Honeywell's predecessor, in 1996 as General Counsel of Fluorine Products and, later that year, became Vice President and General Counsel of Specialty Chemicals and then Vice President and Deputy General Counsel of Performance Materials and Technologies. Earlier in her career, Ms. Madden worked at Shearman & Sterling and KPMG. We believe Ms. Madden is well-qualified to serve on our Board because of her significant risk management, legal, and business experience.

Key Skills & Experience
- Finance and Accounting
- Science and Technology
- Risk Management
- Government and Legal
- Global

Other Positions
- Director, Quantinuum, a subsidiary of Honeywell



Tomislav Mihaljevic | Independent

Committee Memberships
Governance Committee
Compensation Committee

Age: 60
Birthplace: Croatia

Chief Executive Officer and President, Morton L. Mandel CEO Chair, Cleveland Clinic

Dr. Mihaljevic has served as a member of our Board since the Spin-Off. Since January 2018, Dr. Mihaljevic has served as the Chief Executive Officer and President, Morton L. Mandel CEO Chair, of Cleveland Clinic, a global integrated healthcare system. From 2015 to 2017, Dr. Mihaljevic served as Chief Executive Officer of Cleveland Clinic Abu Dhabi ("CCAD"), the first U.S. multi-specialty hospital to be replicated outside of North America. From 2011 to 2015, he was Chief of Staff and Chairman of the Heart & Vascular Institute at CCAD, leading the recruitment, hiring, and training of the new hospital's workforce. Dr. Mihaljevic joined Cleveland Clinic in 2004 as a surgeon in the Department of Thoracic and Cardiovascular Surgery. We believe Dr. Mihaljevic is well-qualified to serve on our Board because of his significant leadership and risk management experience and healthcare knowledge.

Key Skills & Experience
- Healthcare Industry
- Science and Technology
- Risk Management
- Global
- Academia and Nonprofit

Prior Public Company Boards
- General Electric

Other Positions
- Board Co-Chair, US-UAE Business Council
- Director, Greater Cleveland Partnership
- Director, United Way of Greater Cleveland
- Board of Directors and Advisory Board, OneTen



William J. Stromberg | Independent

Chair: Compensation Committee

Committee Memberships
Audit Committee | **Financial Expert**
Compensation Committee

Age: 64
Birthplace: United States

Former Chief Executive Officer, T. Rowe Price Group

Mr. Stromberg has served as a member of our Board since the Spin-Off. Since January 2016, Mr. Stromberg has been a director of the T. Rowe Price Group, Inc. ("Price Group"), a global investment management firm, and has served as the Non-executive Chair of the Price Group board since December 2021. He plans to retire from the Price Group board in May 2024. Mr. Stromberg served as the Chief Executive Officer of Price Group from January 2016 to December 2021 and was its President from 2016 to February 2021. Prior to that, Mr. Stromberg was Price Group's Head of Equity from 2009 to 2015 and the Head of U.S. Equity from 2006 to 2009. Earlier in his career at Price Group, he served as a Director of Equity Research and as a portfolio manager. Before joining Price Group in 1987, he was employed by Westinghouse Defense as a systems engineer. We believe Mr. Stromberg is well-qualified to serve on our Board because of his extensive financial, leadership, and business experience.

Key Skills & Experience
- Finance and Accounting
- Risk Management
- Global
- Academia and Nonprofit

Other Current Public Company Boards
- T. Rowe Price Group

Other Positions
- Advisory Board Chair, Johns Hopkins University Whiting School of Engineering
- Board of Trustees, Johns Hopkins University
- Board of Directors, Greater Washington Partnership



Phoebe L. Yang | Independent

Committee Memberships
Governance Committee
Compensation Committee

Age: 55
Birthplace: United States

Former General Manager, Amazon Web Services, Healthcare

Ms. Yang has served as a member of our Board since the Spin-Off. Ms. Yang was the General Manager of Amazon Web Services, Healthcare, a provider of cloud computing platforms and services, between May 2020 and September 2022. Prior to this role, she was at Ascension, where she served as Chief Strategy Officer for Population Health from August 2013 to July 2016 and as Co-Lead and then Lead Managing Director of Ascension Holdings International from July 2016 to February 2018. Ms. Yang previously served as a public company senior executive at The Advisory Board Company, Discovery Inc., and AOL Time Warner, as well as Managing Director of Rock Water Ventures, LLC. Ms. Yang also served as an appointee in two U.S. presidential administrations in the U.S. Department of State and the Federal Communications Commission. We believe Ms. Yang is well-qualified to serve on our Board because of her extensive business, legal, and government experience, both in the U.S. and globally, and her expertise in healthcare, digital transformation, and global expansion.

Key Skills & Experience
- Healthcare Industry
- Science and Technology
- Government and Legal
- Global
- Academia and Nonprofit

Other Current Public Company Boards
- Doximity

Other Positions
- Board of Stewardship Trustee, CommonSpirit Health
- Board Member, Oasis Life Network

Board Diversity

The table below highlights the composition of our Board members and nominees as of March 25, 2024. Each of the categories listed in the table below has the meaning as it is used in the Nasdaq Stock Market ("Nasdaq") Rule 5605(f). The information has been self-identified by our current directors.

Board Diversity Matrix (as of March 25, 2024)

Total Number of Directors		10
	Female	**Male**
Part I: Gender Identity		
Directors	4	6
Part II: Demographic Background		
African American or Black	1	1
Asian	1	0
White	2	5

Skills and Strengths Matrix

Our director nominees' primary skills and experiences are highlighted in the following matrix. The matrix is intended as a high-level summary and not an exhaustive list of each director's skills or contributions to our Board.

Skills and Experience	Arduini	Culp	Hochman	Howell	Lavizzo-Mourey	Lesjak	Madden	Mihaljevic	Stromberg	Yang
Healthcare Industry	●	●	●	●	●			●		●
Finance and Accounting	●	●	●	●		●	●		●	
Science and Technology	●		●	●	●	●	●	●		●
Risk Management	●	●	●	●	●	●	●	●	●	
Government and Legal				●	●		●			●
Global	●	●				●	●	●	●	●
Academia and Nonprofit		●	●		●			●	●	●

Committees Composition

Committee	Arduini	Culp	Hochman	Howell	Lavizzo-Mourey	Lesjak	Madden	Mihaljevic	Stromberg	Yang
Audit Committee			●	*Financial Expert* ●		**Chair** *Financial Expert* ●	*Financial Expert* ●		*Financial Expert* ●	
Nominating and Governance Committee			●		**Chair** ●		●	●		●
Talent, Culture, and Compensation Committee				●				●	**Chair** ●	●

Skills and Strengths

GE HealthCare believes that the director nominees possess significant strengths and skills, as highlighted in their biographies. Below is a description of considerations related to each skill and strength.



Healthcare Industry

Healthcare industry experience helps the Board in understanding opportunities and risks in the industry in which the Company operates

- Relevant experience in the healthcare sector



Finance and Accounting

Financial and accounting skills facilitate effective oversight of the Company's financial statements, internal controls, independent auditor, and internal audit department

- Current or former role in auditing or accounting, including direct supervision of a Chief Financial Officer or Chief Accounting Officer
- Current or former role in the finance industry, a bank, an insurance company, or as a fund manager
- Proficiency in complex processes such as financial management, capital allocation, and financial reporting



Science and Technology

Science and technology skills assist with oversight of the Company's efforts to leverage new technologies and achieve and sustain competitive advantage in products, services, and processes

- Current or former role in the technology sector, including on the board of a technology company, or experience implementing business technology strategies, as well as an understanding of emerging technology trends
- Experience working as a medical doctor or scientist
- Expertise in digital technology, cybersecurity, digital marketing, or social media



Risk Management

Risk management experience helps the Board oversee the systems and processes in place to identify, analyze, manage, and respond to risk

- Ability to identify key risks in a wide range of areas such as industry developments and legal and regulatory compliance
- Experience in, and knowledge and understanding of, managing major risk exposures, such as significant financial, operational, compliance, reputational, strategic, international, political, and cybersecurity risks for large, complex organizations



Government and Legal

Government and legal expertise aids the Board in understanding relevant legislative, regulatory, and policy requirements

- Current or former role in the government or a regulated industry, resulting in insight and perspective on working effectively with governments and agencies
- Current or former executive role in a governmental organization, body, entity, or institution
- Public or private sector experience in economic policy development and analysis
- Current or former practicing lawyer



Global

Global market knowledge and business acumen provide insight into market trends, macroeconomic factors, socio-political changes, and political unrest or conflict that affect the Company

- Current or former executive or advisory role in a global enterprise and understanding of diverse business environments, economic conditions, cultures, and regulatory frameworks
- Other relevant knowledge of or experience conducting business or operations in the global markets in which we operate, and a broad perspective on global market opportunities
- Experience working on international policy or related issues, resulting in international business, political, and cultural perspectives and insights



Academia and Nonprofit

Experience in academia and the nonprofit sector provides insight regarding the needs of key customers and partners

- Experience in teaching or managing in academic institutions
- Experience as a director of or executive in an academic institution or nonprofit organization

Board Leadership Structure

GE HealthCare believes that independent board oversight is an essential component of strong corporate performance. We also believe that the decision as to whether the positions of chairperson and CEO should be combined or separated, and whether an executive or an independent director should serve as the chairperson, should be based upon the needs of the Company at any given time. Maintaining flexibility on this policy allows the Board to choose the leadership structure that will best serve the interests of the Company and its stockholders at any particular time.



Leadership Structure

Chairman
H. Lawrence Culp, Jr.

Independent Lead Director
Risa Lavizzo-Mourey

President and Chief Executive Officer
Peter J. Arduini

Why Our Board Leadership Structure is Appropriate for GE HealthCare at this Time

The Board believes that its current leadership structure, in which the roles of chairperson and CEO are separate, with an independent lead director and independent directors chairing each of the Board committees, is in the best interests of GE HealthCare and its stockholders. In the Board's view, this structure allows Mr. Culp, as Chairman, to lead agenda setting and oversight of the Company's strategy at the Board level, while Mr. Arduini, in his capacity as CEO, leads the setting and execution of the strategy. At the same time, our independent lead director, Dr. Lavizzo-Mourey, works with Mr. Culp to set the agenda for the Board and also exercises additional oversight on behalf of the independent directors. The Board will continue to review the appropriateness of this structure and consider stockholder feedback.

Mr. Culp, our current Chairman, is not independent under Nasdaq rules. Dr. Lavizzo-Mourey was appointed as lead director, effective as of the date of the Spin-Off, due to her extensive leadership experience and healthcare knowledge. Going forward, and in accordance with our Governance Principles, the Board will appoint an independent lead director if the chairperson is not independent.

In light of the demands placed on the lead director, absent special circumstances, the lead director shall not serve as the lead director, chairperson, or chief executive officer of another public company.

The Lead Director's Role

The lead director has the following responsibilities (and may also perform other functions at the Board's request), as detailed in the Governance Principles:

- **Board Leadership** – provides leadership to the Board in any situation where the chairperson's role may be perceived to be in conflict and chairs Board meetings in the absence of the chairperson

- **Board Agenda, Schedule, and Information** – approves the agenda (with the ability to add agenda items), schedule, and information sent to directors and calls additional meetings as needed

- **Leadership of Independent Director Meetings** – calls and leads independent director meetings and raises items for discussion from these meetings with the chairperson

- **Chairperson-Independent Director Liaison** – meets with the chairperson and serves as liaison between the chairperson and the independent directors (although every director has direct access to the chairperson)

- **Stockholder Communications** – is available as the primary Board contact for direct communication with our stockholders

- **Board Governance Processes** – works with the Governance Committee to guide the Board's governance processes, including the annual Board self-evaluation

- **Board Leadership Structure Review** – oversees the Board's periodic review and evaluation of its leadership structure

- **Committee Chair Selection** – advises the Governance Committee in making its recommendations for committee chairs

Board Composition

How We Plan to Continue Developing Our Board

The Governance Committee is charged with reviewing the composition of the Board and refreshing it as appropriate. With this in mind, the Governance Committee considers potential candidates and recommends nominees to the Board for approval.

The Board takes a thoughtful approach to its composition to maintain alignment with the Company's strategy. We believe our Board composition strikes a balanced approach by including directors with prior experience with GE as well as newer directors who bring fresh perspectives. Our directors bring continuity and a deep understanding of our complex business.

Director Selection Process

Our Governance Committee, together with the full Board, is responsible for establishing criteria, screening candidates, and evaluating the qualifications of persons who may be considered for service on our Board.

How You Can Recommend a Candidate

The Governance Committee will consider recommendations for director candidates submitted by stockholders. Write to the Governance Committee, c/o Secretary, GE HealthCare Technologies Inc., 500 W. Monroe Street, Chicago, IL 60661, and include all information that our bylaws require for director nominations. All director candidates recommended by stockholders will be considered by the Governance Committee in the same manner as any other candidate.

How We Refresh the Board

- **Board Evaluation**. As described under "Annual Self-Evaluations," the Board assesses its effectiveness annually through evaluation at the Board and committee levels of the effectiveness of the directors and their ability to work as a team in the long-term interests of the Company. As part of this process, the Board discussed the skills and experience of current Board members as well as skills and experience the Company will need in the future to align with the evolution of the Company's strategy.

- **Term Limits**. The Board has a 15-year term limit for all directors other than our CEO.

Important Factors in Assessing Board Composition

The Governance Committee assists the Board in identifying qualified individuals to become Board members, making recommendations on the composition of the Board and its committees, monitoring a process to assess Board effectiveness, developing and implementing the Company's Governance Principles, overseeing risks related to the Company's governance structure, and overseeing other public issues of significance that affect investors and other key stakeholders. The Governance Committee considers a wide range of factors when selecting and recruiting director candidates, including independence, diversity, qualifications, skills, experience, and background.

The Board and the Governance Committee work together to provide that the members of the Board as a whole, and the committees independently, possess the skills, experience, and commitment to effectively administer their oversight responsibilities and to align with the Company's strategy. Directors should possess leadership experience; the highest personal and professional ethics, integrity and values; a passion for learning; a sense of priorities and balance; talent development experience; and commitment to representing the long-term interests of our stockholders. They must also have an inquisitive and objective perspective, practical wisdom, and mature judgment. We endeavor to have a diverse Board representing a range of experience at policymaking levels in business, government, education, and technology, and in areas that are relevant to the Company's global activities, as well as diversity with respect to attributes including, but not limited to, race, ethnicity, gender, and cultural background. The Governance Committee assesses its effectiveness in this regard as part of the annual self-evaluation process. Directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively.

Annual Self-Evaluations

The Governance Committee oversees the annual self-evaluation process for the Board and each of the committees. This process is used by the Board and by each committee of the Board to determine their effectiveness and opportunities for improvement. During the self-evaluation process, each director is asked to provide his or her assessment of the effectiveness of the Board and its committees, as well as other Board dynamics. The Board views the self-evaluation process as a key part of its commitment to cultivating excellence and best practices in its performance. As part of this process, the Board reviews its composition and identifies any potential skill or experience areas it would like to augment, including through potentially appointing new directors or through other means including bringing external expertise to the Board. The Board also reviews topics such as meeting mechanics, director relationships and engagement, the Board's leadership structure, succession planning, important risk oversight topics, and committee responsibilities.

In its inaugural self-evaluation, each director met one-on-one with the independent lead director to discuss their thoughts. The Board and each committee then met to discuss the collective feedback provided by the individual directors. The Board reflected on how its members are building a constructive working relationship and fostering input from each of the Board members in the deliberation process. It reflected on the Board's mix of skills and experience and considered opportunities to continue to enhance the Board's skills in areas aligned to key parts of the Company's strategy. The Board also considered the delegation of responsibilities among its committees and determined to shift oversight responsibility for enterprise risk management and quality and regulatory matters from the Audit Committee to the Governance Committee starting in February 2024 to enhance the balance of oversight responsibilities among the committees. The Board also determined to expand the Governance Committee's remit to include oversight of business continuity and crisis management.

Board Size

Our current board size of 10 directors allows us to have ample representation on each committee. Our directors have experience and demonstrated success in fields relevant to the Company's business and operations, which allows them to provide effective oversight. In accordance with the Governance Principles, the Board determines the number of directors, provided there are at least seven.

Director Independence

Board Members

The Governance Principles specify that the Company will have a majority of independent directors at all times with a goal that at least two-thirds of directors will be independent.

- **The Board's Guidelines:** The Board assesses independence as defined by Nasdaq rules. For a director to be considered independent, the Board must determine that he or she does not have any material relationship with GE HealthCare. In addition to applying these guidelines, the Board considers all relevant facts and circumstances when making determinations on independence.

- **Applying the Guidelines:** In assessing director independence, the Board considered relevant transactions, relationships, and arrangements, including as described in "Independence Assessment" below.

Committee Members

All members of the Audit Committee, the Compensation Committee, and the Governance Committee must be independent, as defined by Nasdaq rules. Committee members must also meet additional committee-specific standards:

- Heightened standards for Audit Committee members:
  - Under a separate SEC independence requirement, Audit Committee members may not accept any consulting, advisory, or other fees from GE HealthCare or any of its subsidiaries, except compensation for Board service, and they may not be an affiliated person with the Company or a subsidiary.

- Heightened standards for members of the Compensation Committee and the Governance Committee:
  - As a policy matter, the Board also applies a separate, heightened independence standard to members of the Compensation Committee and the Governance Committee. No member of either committee may be a partner, member, or principal of a law firm, accounting firm, or investment banking firm that accepts consulting or advisory fees from GE HealthCare or a subsidiary.
  - In addition, in determining whether Compensation Committee members are independent, Nasdaq rules require the Board to consider whether their sources of compensation, including any consulting, advisory, or other compensation paid by GE HealthCare or a subsidiary, and any affiliate relationship involving the director, would impair their ability to make independent judgments about executive compensation.

Independence Assessment

The Company will have a majority of independent directors at all times, as independence is defined under the rules of Nasdaq and determined by the Board. The Board assesses the independence of each director and director nominee annually, in accordance with the Nasdaq listing standards. In reaching its determinations, the Board considered that Anne Madden, Phoebe Yang, Tomislav Mihaljevic, and Rodney Hochman are or have been employed by organizations that did business with the Company at some time during the last three fiscal years in the ordinary course of business. The amount received by the Company or such other organization in each of the last three fiscal years did not exceed 1% of either the Company's or such organization's consolidated gross revenues. The Board determined that Rodney F. Hochman, Lloyd W. Howell, Jr., Risa Lavizzo-Mourey, Catherine Lesjak, Anne T. Madden, Tomislav Mihaljevic, William J. Stromberg, and Phoebe L. Yang are independent, and that H. Lawrence Culp, Jr. and Peter J. Arduini are not independent. The Board has determined that all members of the Audit Committee, the Compensation Committee, and the Governance Committee are independent and also satisfy applicable committee-specific independence requirements.

Board Committees
Committee Purpose and Responsibilities

The purpose and key responsibilities of each committee are listed below. For more detail, see the Governance Principles and committee charters. These materials can be found in the Investors section of our website, **investor.gehealthcare.com**.

Audit Committee
Number of Meetings in 2023: 11



Catherine Lesjak
Chair

Other Members:

Rodney F. Hochman, Lloyd W. Howell, Jr., Anne T. Madden, William J. Stromberg

The purpose of the Audit Committee is to assist the Board in its oversight of the integrity of the financial statements of the Company, compliance with legal and regulatory requirements, the independence and qualifications of the independent auditor, and the performance of the Company's internal audit function and independent auditor. The Audit Committee's role shall also include oversight as it relates to cybersecurity risk. Among other things, the Audit Committee:

- Oversees GE HealthCare's independent auditor, including the selection of the auditor, the audit plan, and the budget, and monitors independence and performance;
- Oversees the Company's financial reporting activities;
- Oversees the internal audit function, including the appointment, hiring, annual performance evaluation, total compensation, oversight, and removal of, and succession planning for, the chief audit executive;
- Discusses with the auditor and management key reporting practices (including the use of non-GAAP financial measures), critical audit matters, and accounting standards and principles;

- Oversees and reviews, with Company management, the Company's internal control over financial reporting and the Company's disclosure controls and procedures; and
- Establishes and oversees the procedures set forth in the Governance Principles for the receipt, retention, and treatment of complaints on accounting, internal accounting controls, auditing, or federal securities law matters, as well as submissions by Company employees regarding matters that could have a material impact on the Company.

> **Financial Acumen**
> The Board has determined that each of Lloyd W. Howell, Jr., Catherine Lesjak, Anne T. Madden, and William J. Stromberg is an "audit committee financial expert" per SEC rules, and each member of the Audit Committee is able to read and understand fundamental financial statements per Nasdaq rules.

Nominating and Governance Committee
Number of Meetings in 2023: 4



Risa Lavizzo-Mourey
Chair

Other Members:

Rodney F. Hochman, Anne T. Madden, Tomislav Mihaljevic, Phoebe L. Yang

The purpose of the Governance Committee is to assist the Board in identifying qualified individuals to become Board members, determining the composition of the Board and its committees, monitoring a process to assess Board effectiveness, developing and implementing the Company's Governance Principles, overseeing risks related to the Company's governance structure, and overseeing other public issues of significance that affect investors and other key stakeholders. Among other things, the Governance Committee:

- Oversees the Board's governance processes, including all significant governance policies and procedures;
- Oversees Company policies and strategies related to political contributions and lobbying;
- Oversees the Company's environmental, health, and safety compliance and related risks;
- Oversees the Company's orientation for new directors and continuing education programs for directors;
- Assists the Board in determining director independence;

- Reviews Board structure and composition and identifies new directors for GE HealthCare;
- Reviews and oversees matters relating to quality assurance and regulatory affairs;
- Oversees Board and committee self-evaluations;
- Oversees matters relating to business continuity and crisis management;
- Oversees the Company's enterprise risk assessment and enterprise risk management policies and processes; and
- Reviews conflicts of interest, as applicable.

> In February 2024, oversight responsibility for quality assurance and regulatory affairs and enterprise risk management transitioned from the Audit Committee to the Governance Committee.

Talent, Culture, and Compensation Committee

Number of Meetings in 2023: 6



William J. Stromberg
Chair

Other Members:

Lloyd W. Howell, Jr., Tomislav Mihaljevic, Phoebe L. Yang

The purpose of the Compensation Committee is to carry out the Board's overall oversight responsibility relating to human capital management, compensation, and benefits policies generally and specifically as they apply to the Company's executives. Among other things, the Compensation Committee:

- Oversees the development and evaluation of potential candidates for executive officer roles;
- Reviews and approves the corporate goals and objectives with respect to compensation for the CEO;
- Approves the evaluation process and compensation philosophy, policies, and structure for the Company's executive officers;
- Evaluates the performance of and approves the compensation for the Company's executive officers;

- Reviews and approves a peer group of companies for executive compensation purposes;
- Reviews and recommends changes to director compensation and benefits; and
- Oversees the Company's strategies and policies related to human capital management, which may include matters such as diversity, equity, and inclusion ("DEI"), workplace environment and culture, and talent recruitment, development, engagement, and retention.

Committee Member Independence: All members of each our three committees satisfy Nasdaq's definitions of independence applicable to such committees.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2023, none of the members of the Compensation Committee was an officer or employee of the Company. No executive officer of the Company served on the compensation committee (or other board committee performing equivalent functions) or on the board of directors of any entity having an executive officer who serves on the Compensation Committee or on the Board.

Independent Director Meetings

The independent directors meet regularly (and, in any case, at least twice a year) in executive sessions at scheduled Board meetings. They may have other special meetings throughout the year. These executive sessions promote candor and discussion of matters in a setting that is independent of the Chairman and CEO. The lead director chairs each of these executive sessions.

Key Areas of Board Oversight

Strategy

The Board oversees management's establishment and execution of corporate strategy. Elements of strategy are discussed at regularly scheduled Board meetings. The Board engages directly with the leaders of GE HealthCare's businesses and reviews the businesses' strategic and operational priorities, competitive environment, market challenges, economic trends, and regulatory developments. At meetings during the year, the Board discusses capital allocation plans, the Company's performance against its operating plan and annual budget, and potential strategic transactions with a view toward alignment with our priorities.

In 2023, the Board dedicated one meeting to an in-depth strategy review in addition to the discussions that took place at meetings throughout the year. An annual Board meeting focused primarily on corporate strategy and execution provides management with the opportunity to share with the Board its in-depth analysis relating to principal opportunities and risks, and it facilitates Board oversight and sharing of feedback with management regarding execution and risk mitigation plans. In addition, the Board visited GE HealthCare facilities in Wisconsin in 2023.

The Board plans to continue to hold at least one meeting per year focused on corporate strategy. The Board also intends to continue to visit facility locations, which will enable the Board to observe the Company's operating culture and management's execution of strategy.

Enterprise Risk Management

GE HealthCare management has primary responsibility for the practices, processes, and procedures to proactively and comprehensively manage risk; the Board oversees those practices, processes, and procedures. As defined in our Governance Principles and Board committee charters, the Board retains oversight of specific risks for itself and delegates oversight of other specific risks to Board committees based on their respective areas of expertise.

- The Compensation Committee oversees risk relating to senior management compensation and human capital management.

- The Governance Committee oversees the Company's enterprise risk management ("ERM") framework, as well as risk relating to corporate governance; quality and regulatory matters; public policy initiatives; and environmental, health, and safety matters.

- The Audit Committee oversees financial and information technology/cybersecurity risks. The Audit Committee oversaw ERM and quality and regulatory matters in 2023. As described under "Annual Self-Evaluations," the Board determined to shift oversight responsibility for these topics from the Audit Committee to the Governance Committee starting in February 2024.

A more detailed explanation as to how specific risk oversight is delegated among the committees can be found under "Board Committees" on pages 20-21 of this proxy statement. Throughout the year, the Board and the relevant committees review and discuss specific risk topics in greater detail.

GE HealthCare has established an ERM program for oversight and management of the ERM framework, enterprise risk assessment, risk appetite, risk culture, and emerging risk management. The ERM program takes a holistic, broadly focused, strategic, and deliberate approach to facilitate coordination, consistency, and economies of scale to foster the Company's risk management practices. The ERM program lead reports periodically to the Governance Committee (in 2023, to the Audit Committee) on the ERM program and risk assessment output. The Board utilizes ERM as a key mechanism for understanding enterprise-level risks facing GE HealthCare and assessing management practices, processes, and procedures for mitigating those risks. Reviews include discussions of significant enterprise risks and risk management processes. The Board and Governance Committee oversee the overall ERM program, which is implemented by a management committee called the Enterprise Stewardship Program Committee ("ESP Committee"). The Global Law & Policy function coordinates this cross-functional committee, which consists of representatives from across the Company, including the Chief Audit Executive, Chief Compliance Officer, Chief Strategy Officer, Global Head of IT Security and Infrastructure, and senior leaders from the Company's segments, regions, and functions. This group collaborates to support execution of ERM program activities, as well as the Company's environmental, social, and governance ("ESG") efforts. GE HealthCare's risk governance framework includes development of enterprise-wide risk culture, communications, and training activities that support risk awareness.

Under GE HealthCare's ERM framework, enterprise risks are organized into broad categories of strategic, operational, financial, regulatory, or information technology ("IT")/cybersecurity risk. We conduct a full enterprise risk assessment annually, informed by existing, on-going risk assessments throughout the Company. The enterprise risk assessment entails the identification and evaluation of, and preparation of risk mitigation plans for, enterprise-wide risks across the organization. The identified risks are prioritized based on factors, including likelihood, impact, and countermeasure effectiveness. Risk owners provide regular updates to facilitate ongoing monitoring and assessment of the Company's risk environment and mitigation efforts. Senior management discusses existing risks and new emerging risks with the risk owners. These conversations are informed by internal and external inputs, including feedback from the Board, providing insight into trends, threats, and opportunities that could impact the Company's ability to execute on its priorities. Risk leaders within the segments, regions, and functions are responsible for presenting risk assessments and key risks to senior management and, when appropriate, to the Board or the relevant committee.

Oversight of Risk Management

The Board is responsible for overseeing the Company's risk, and it delegates the oversight of specific risks to its committees. In connection with the oversight of risk, the Board and its committees also consult with advisors, including legal counsel and consultants. Management is responsible for managing risk. In 2023, the Board, its committees, and management focused on the Company's risks and other matters as shown below.

Board

- Business strategy
- ESG matters
- DEI

- Digital strategy and technology innovation and adoption, including AI
- Merger, acquisition, and divestiture execution
- Market, policy, and geopolitical trends

- Competition
- Supply chain
- Operating model transformation
- Capital structure
- CEO succession planning

Audit Committee

- Cybersecurity and data protection
- Financial statements and financial reporting activities
- Product quality and regulatory matters[1]
- Compliance and litigation
- Enterprise risk assessment and enterprise risk management policies and processes[1]

Talent, Culture, and Compensation Committee

- Executive succession planning
- Executive compensation policies and practices, including incentive compensation policies and arrangements
- Equity-based compensation plans
- Human capital management strategies and policies

Nominating and Governance Committee

- Board structure, composition, leadership, refreshment, and succession planning
- Environmental, health, and safety compliance and related risks
- Corporate governance structure and practices

Management

- Identify and assess risks affecting the Company
- Address identified risks with an avoid, transfer, mitigate, or accept strategy
- Report information regarding risks to the Board and/or committees of the Board
- Monitor risks on an ongoing basis

[1] Oversight responsibility for these areas of risk shifted to the Governance Committee in February 2024.

Cybersecurity

The Audit Committee is responsible for the oversight of cybersecurity-related risks and regularly receives reports from management on our cybersecurity threat risk management and strategy process, including on topics such as our data security posture, results from third-party assessments, progress towards pre-determined risk-mitigation-related goals, incident response plans, and cybersecurity threat risks or incidents and developments, as well as the steps management has taken to respond to these risks. Cybersecurity is embedded within the GE HealthCare culture, and we are committed to protecting our business and customers. Information security is focused on serving the global GE HealthCare business by providing cybersecurity services, compliance, governance, and risk management. For additional information relating to our cybersecurity practices, processes, and procedures, see our 2023 Form 10-K.

Compensation

The Governance Principles adopted by our Board include key corporate governance practices in our executive compensation programs that are overseen and monitored by our Compensation Committee.

Rigorous Stock Ownership Requirements

Directors. All independent directors are required to hold Company stock and/or restricted stock units ("RSUs") worth at least five times the cash portion of their annual retainer while serving as a director of the Company. Directors have five years to attain this ownership threshold.

Executives. Our CEO and persons who report solely to the CEO other than those with primarily administrative functions ("Executives") are required to own significant amounts of the Company's stock as shown below. The required amounts are set at multiples of such Executive's base salary.

Stock Ownership Requirements (Multiples of Base Salary)

Position	Multiple
CEO	6x
Other Executives	3x

Individual and joint holdings of the Company's stock with immediate family members, including those shares held in the Company's 401(k) plan, unvested RSUs (excluding performance stock units ("PSUs")), and any deferred compensation accounts, count toward the requirements. Until the Executive holds the requisite number of shares under the applicable ownership requirement, he or she may not sell more than 25% of the net shares of the Company's stock (i.e., a 75% holding requirement) received from the vesting of RSUs or PSUs or the exercise of stock options ("Options"). However, prior to meeting the requirement, Executives are permitted to sell the Company's stock they have purchased.

No Hedging or Pledging

We believe it is inappropriate for directors, executive officers, and all other employees to engage in short-term or speculative transactions involving our securities, and they are prohibited from engaging in any of the following activities with respect to securities of the Company: (1) purchasing securities of the Company on margin or pledging, or otherwise granting a security interest in, securities of the Company in margin accounts; (2) short selling; and (3) buying or selling puts, calls, options, or other derivatives in respect of securities of the Company, including any instrument whose value is derived from the value of any securities of the Company. Directors, executive officers, and all other employees are prohibited from purchasing any financial instruments (including prepaid variable forward contracts, equity swaps, options, collars, and exchange funds) or otherwise engaging in transactions that are designed to or have the effect of hedging or offsetting any decrease in the market value of the Company's securities regardless of how those securities are obtained.

Clawback Policy

The Board adopted the Company's Clawback Policy ("Clawback Policy") effective as of October 2, 2023, (i) in part to comply with Section 10D of the Securities Exchange Act of 1934, as amended ("Exchange Act"), Rule 10D-1 promulgated under the Exchange Act, Nasdaq Rule 5608, and Section 304 of the Sarbanes-Oxley Act of 2002; and (ii) in part to reinforce existing principles of the Company that allow for recoupment of compensation in the event of misconduct. Section I of the Clawback Policy is designed to meet current regulatory requirements that mandate recoupment of executive officers' compensation if there is a material inaccuracy in the Company's financial statements, generally regardless of any misconduct (i.e., the mandatory clawback provisions). In addition, Section II of the Clawback Policy provides the Company with the ability to recoup compensation paid to employees, including executive officers, who have engaged in conduct (or failed to engage in conduct) that constitutes a breach of an agreement with the Company or its affiliates, would give rise to a termination for cause, or is otherwise detrimental to the Company, to the extent recovery is permitted by law (i.e., the discretionary clawback provisions). The Clawback Policy is in addition to (and not in lieu of) any right of repayment, forfeiture, or right to offset against any employee of the Company. Key terms of Sections I and II of the Clawback Policy are outlined below.

	Section I - Mandatory Clawback	Section II - Discretionary Clawback
Covered Employees	Executive officers of the Company, including our NEOs	Employees of the Company, including executive officers of the Company
Triggering Events	A restatement due to material non-compliance with financial reporting requirements under the securities laws regardless of any misconduct[1]	A determination that an employee has engaged in conduct (or oversees employees who engaged in conduct and knew of or was willfully blind to conduct) that: • Constitutes a breach of an agreement; • Would give rise to termination for cause even if the employee is not terminated; or • Is otherwise detrimental to the Company
Clawback Period	The three completed fiscal years immediately preceding the date (I) the Board (or Audit Committee) concludes (or reasonably should have concluded) that a restatement is required, or (II) a legally authorized body directs the Company to prepare a restatement, and any transition period of less than nine months that is within or immediately following such three fiscal years	Unlimited, subject to applicable law
Covered Compensation	All incentive compensation granted, earned, or vested wholly or in part upon attainment of financial reporting measures, including our annual cash bonuses and PSUs ("Incentive Compensation")	All Incentive Compensation and all variable performance-based compensation that is not tied to financial reporting measures, including our time-vested Options and RSUs

[1] In addition, if such restatement is due to misconduct, the Clawback Policy incorporates the requirements of Section 304 of the Sarbanes-Oxley Act of 2002, requiring the CEO and chief financial officer ("CFO") to reimburse certain bonus or other incentive-based or equity-based compensation received and profits realized from the sale of GE HealthCare securities during the applicable 12-month recovery period.

Environmental, Social, and Governance Highlights

Vision and Outlook

As we strive to create a world where healthcare has no limits, understanding the threats of climate change, systemic inequality, and global health disparities is more important than ever. To fulfill our ESG and sustainability commitments, we recognize the importance of addressing these risks and that following through on our sustainability goals has never been more essential. We are working to embed our principles and sustainability programs into the core of our business. We are building and growing a company focused on providing innovative, sustainable medical solutions globally, while incorporating sustainability practices into our corporate culture and daily business operations. We aim to enable earlier, better, and faster diagnosis and treatment for more people in need, while reducing our impact on the environment, serving our people and communities, and operating with integrity.

The Board and its committees oversee our ESG efforts, which are aligned with our strategy.

The Board	The Board oversees management's establishment and execution of corporate strategy, along with our overall ESG program. The Governance Committee oversees environmental, health, and safety matters; the Audit Committee oversees cybersecurity matters; and the Compensation Committee oversees human capital management matters.
ESP Committee	The ESP Committee oversees our enterprise-wide ESG efforts, as well as our ERM program. The ESP Committee supports GE HealthCare's ongoing goals in connection with environmental stewardship, corporate social responsibility, human capital, governance, and sustainability. It is designed to proactively identify, assess, and respond to risks and opportunities that could impact our business and operations. It has begun implementing GE HealthCare's ESG strategy, including priorities, initiatives, goals, and disclosures, while maintaining transparent and open communication with internal and external stakeholders. The ESP Committee is co-chaired by our Head of ESG and our Head of ERM; membership is composed of representatives across our business segments, regions, and functions.
Climate Council	The Climate Council manages our decarbonization efforts and drives cross-functional ownership to execute, integrate, and communicate on our greenhouse gas ("GHG") emission reduction goals. It is comprised of the operational and strategic personnel working on climate mitigation.

Key Focus Areas

Our ESG framework is centered on addressing impacts, risks, and opportunities in the following focus areas, which are underpinned by GE HealthCare's longstanding commitments to innovation, product quality, and integrity:



Expanding access to quality healthcare



Promoting inclusion and diversity



Mitigating our climate impact and improving resilience



Advancing the circular economy and environmental design



Protecting patient data and cybersecurity

2023 Accomplishments

In 2023, we released our inaugural Sustainability Report, which is available on our website, and aligns to the Sustainability Accounting Standards Board ("SASB") and the Task Force on Climate-related Financial Disclosures ("TCFD") reporting frameworks. We are proud of the progress that we made in 2023 in furtherance of our goals related to climate impact, the circular economy, and DEI, as highlighted below.

People

We take seriously the responsibility of our impact on the lives of billions around the globe.

Progress	
 **GE HealthCare Foundation** Announced the planned establishment of the GE HealthCare Foundation in 2024 to support the Company's corporate philanthropy and volunteerism strategies	 **Supplier Diversity Council** Created a Supplier Diversity Council to advance our supplier diversity efforts
 **UN Global Compact** Joined the UN Global Compact to align with the UN Sustainable Development Goals and support efforts to fulfill them	

Planet

The actions we take now will impact our planet for centuries to come.

Progress	
 **27%**[1] Reduction in Scope 1 and 2 GHG emissions since 2019, in line with our near-term goal to reduce Scope 1 and 2 emissions by 50% by the year 2030 and achieve net zero by 2050	 **Science Based Targets Initiative** Submitted our goals to the Science Based Targets initiative for validation
 **11 Million Pounds**[2] GE HealthCare's circularity program reused and recycled 11 million pounds (5.15M kilograms) of material from 6,700 recovered machines	

[1] As of December 31, 2022

[2] For the year ending December 31, 2022

Diversity, Equity, and Inclusion

At GE HealthCare, a strong focus on DEI is a priority. As a business, an intentional focus on an inclusive culture is imperative to achieve the outcomes we are looking for: driving innovation, accelerating our growth, enhancing our performance so we can be competitive in the market, engaging our colleagues, and improving health outcomes globally.

We are taking steps to bring our DEI strategy and vision to life. Our Chief Diversity, Equity, and Inclusion Officer ("Chief DEI Officer") and her team are focused on building and maintaining our DEI vision to promote a culture of inclusion across GE HealthCare. The Board oversees DEI and has engaged in discussion with our Chief DEI Officer regarding our DEI strategy. To inform our DEI strategy, we utilized qualitative and quantitative methods to gain a firm understanding of our internal landscape – where we were and where we wanted to go.

As a result of the foundation laid and work completed in 2023, we launched our DEI strategy. Our DEI strategy is comprised of four dimensions: reimagine the talent ecosystem, amplify all voices, maximize partnerships, and accelerate accountability. We have developed a strategic roadmap for implementation that will progress and accelerate our DEI strategy, integrate our strategy into the business, and sustain our strategy moving forward.

Climate

As a leading global medical technology company, we recognize that climate action is an integral part of our mission to improve outcomes for patients, healthcare providers, and researchers around the world. Our Climate Council guides execution of our climate strategy and goals and is chaired by our Chief Supply Chain and Global Services Officer and Chief Science and Technology Officer. We have established a multi-year plan intended to decrease emissions by establishing science-based targets, including a goal to achieve net zero by 2050. In addition to our progress in reducing our GHG emissions, in late 2023, we submitted our targets to the Science Based Targets initiative ("SBTi") and are awaiting the outcome of their assessment. We have also joined the Department of Health and Human Services/White House pledge to decarbonize the health sector and make healthcare facilities more resilient to the effects of climate change.

Future ESG Work and Reporting

GE HealthCare has planned wide-ranging sustainability activities for 2024 and thereafter, with significant short-, medium-, and long-term steps to be taken as we move forward in our journey. In 2024, we plan to share the results of our climate risk assessment, continue to implement our DEI strategy, and expand our transparency and reporting. We also published our 2022 U.S. Employer Equal Opportunity EEO-1 consolidated report on our website. We are committed to informing our stakeholders about our progress, which goes hand-in-hand with our defining value of acting ethically and with unyielding integrity.

Board Governance Policies and Practices

Our Board seeks to operate effectively through a dynamic boardroom culture of independent thought and intelligent debate on critical matters. We take a comprehensive, year-round view of corporate governance and our adoption of best practices impacts our leadership structure, Board composition and recruitment, director engagement, and accountability to stockholders. Our Board and committee evaluation process allows for annual assessment of our Board practices and the opportunity to identify areas for improvement.

Majority Vote Standard

The affirmative vote of a majority of the votes cast in favor of the election of a director nominee at a meeting of stockholders is required to elect a director, except in a contested election. In a contested election, directors will be elected by a plurality of the votes cast at a meeting of stockholders by the holders of shares entitled to vote in the election. An election will be considered contested if, as of the record date, there are more nominees for election than positions on the Board to be filled by election at the meeting. In any non-contested election of directors, any incumbent director nominee who receives a greater number of votes cast against his or her election than in favor of his or her election shall immediately offer to tender his or her resignation, and the independent directors, after giving due consideration to the best interests of the Company and its stockholders, will evaluate the relevant facts and circumstances to decide whether to accept the offer of resignation and will disclose its decision.

Limits on Director Service on Other Public Boards

As discussed in the Governance Principles, the Board has adopted policies designed to help ensure that all of our directors have sufficient time to devote to GE HealthCare matters. Directors who also serve as executives of public companies should not serve on more than one board of a public company in addition to the Board, and other directors should not serve on more than three other boards of public companies in addition to the Board, absent special circumstances such as a period of transition. We have adopted this policy because we believe it is in the Company's best interests and reflects the expectations of institutional investors. In considering each director nominee for re-election at the Annual Meeting, the Governance Committee took into account each director's public company leadership positions and other outside commitments to assess the director's compliance with our policy. Each of the director nominees is in compliance with this policy.

Permitted # of Public Company Boards (including GE HealthCare)		Permitted # of Public Company Audit Committees (including GE HealthCare)	Other Restrictions
2	**4**	**3**[†]	Absent special circumstances should not serve as lead director, chairperson, or CEO of another public company
PUBLIC COMPANY EXECUTIVES	OTHER DIRECTORS	AUDIT COMMITTEE MEMBER	LEAD DIRECTOR

[†] An Audit Committee member who is a retired certified public accountant, chief financial officer, controller, or person with similar experience should serve on no more than four audit committees of public companies including our Audit Committee.

Director Education

The Governance Committee oversees GE HealthCare's continuing education programs for directors. In 2023, the Company provided Board members with internal and external education opportunities. GE HealthCare offers both financial and administrative support to Board members who attend qualifying academic or other independent programs. Educational opportunities provided to directors include the following:

Internal Education Opportunities

- Educational sessions at Board meetings on a variety of topics, including a deep-dive strategy session and individual strategy sessions with different business segments
- Briefings on topics of particular relevance, including external perspective on industry trends and key topics relevant to the Company
- Site visits with accompanying presentations, including an operations review in Wisconsin with visits to the GE HealthCare Institute and the GE HealthCare Repair Operations Center
- Regular updates from the CEO and other senior leaders outside of formal Board meetings on key information and developments

External Education Opportunities

- External academic and other independent programs
- External director education programs and opportunities for directors of public companies recommended by the Company's external counsel

Meeting Attendance

Directors are expected to attend all meetings of the Board, meetings of the committees on which they serve, and the Annual Meeting of Stockholders. We understand, however, that occasionally a director may be unable to attend a meeting for good reason due to conflicts or unforeseen circumstances. In 2023, the Board held seven meetings, and the committees of the Board collectively held 21 meetings. Each of the directors participated in at least 75% of the aggregate of the total number of Board meetings held during the period for which he or she was a director and the total number of meetings held by all Board committees on which he or she served (during the period he or she served). All 10 of our incumbent directors attended our 2023 Annual Meeting of Stockholders.

Board Integrity Policies

Code of Conduct

We have adopted our code of conduct ("The Spirit & The Letter"), which qualifies as a code of ethics under Item 406 of Regulation S-K. The Spirit & The Letter applies to all of our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. To the extent required under Nasdaq and SEC rules, we will disclose any waiver we grant to an executive officer or director under The Spirit & The Letter, or certain amendments to The Spirit & The Letter, on our website. In addition, we have adopted Governance Principles and charters for each of the three standing committees of our Board. Materials, including The Spirit & The Letter, the Governance Principles, charters for each of the three committees of our Board, and our Clawback Policy, are available on our website, **www.gehealthcare.com**, and will be provided free of charge to any stockholder requesting a copy by writing to: Corporate Secretary, GE HealthCare Technologies Inc., 500 W. Monroe Street, Chicago, IL 60661.

Conflicts of Interest

All directors are required to recuse themselves from any discussion or decision affecting their personal, business, or professional interests. If an actual or potential conflict of interest arises, the director is required to promptly inform the chairperson and the lead director. The Governance Committee reviews any such conflict of interest. If any significant conflict cannot be resolved, the director involved is expected to offer to resign, and the Board will review the appropriateness of the continuation of the director's membership on the Board or any Board committee.

How You Can Communicate with the Board

Stockholders and other interested parties may communicate with the Board, individual directors, the non-management directors as a group, or with the Chairman by sending an email to **directors@gehealthcare.com** or by sending written materials to: Corporate Secretary, GE HealthCare, 500 West Monroe Street, Chicago, IL 60661. GE HealthCare's Corporate Secretary or Assistant Corporate Secretary reviews and forwards communications to the directors as appropriate. Communication involving substantive accounting or auditing matters are forwarded to the Audit Committee Chair. Certain items that are unrelated to the duties and responsibilities of the Board will not be forwarded, such as: business solicitation or advertisements; product- or service-related inquiries; junk mail or mass mailings; resumes or other job-related inquires; spam; and overly hostile, threatening, potentially illegal, or similarly unsuitable communications.

Stockholder Engagement

The Board and management believe in transparent and open communication with investors. Our investor relations team routinely engages in dialogue with stockholders and prospective stockholders on various topics, including business strategy, financial performance, capital allocation plans, corporate governance, and ESG-related initiatives. We believe that active stockholder engagement throughout the year promotes good corporate governance. In 2023, management reached out to stockholders representing over 40%[1] of our outstanding shares (based on stockholdings as of December 31, 2023) to engage on governance matters. Management and, when requested, our lead director met with stockholders representing 25%[1] of our outstanding shares (based on stockholdings as of December 31, 2023). In these conversations, management discussed a variety of topics with stockholders, including corporate governance, executive compensation, sustainability, and other strategic matters. The below illustrates our annual cycle of stockholder engagement on governance matters.



Spring
The proxy statement and annual report are distributed to stockholders. Management reaches out to stockholders to discuss items of business to be voted on at the upcoming Annual Meeting of Stockholders.

Winter
Management continues to meet with stockholders and share stockholder feedback with the Board. The Board considers any changes to implement in response to stockholder feedback.

Year-Round Engagement

Summer
Management reports the voting results of the Annual Meeting of Stockholders to the Board. The Board and management review and consider stockholder feedback when selecting topics for fall engagement.

Fall
Management engages with stockholders to discuss governance topics of interest.



Areas of Focus

Strategy

Governance Practices

Executive Compensation Practices

Sustainability

[1]   In each case not including shares held by GE.

Independent Oversight of Political Spending

As a leading global medical technology, pharmaceutical diagnostics, and digital solutions company, GE HealthCare is working to solve the greatest challenges in healthcare that patients and clinicians face today and in the future. Together, we are not only building a healthier future but living our purpose to create a world where healthcare has no limits. Public policy has a direct impact on the work we do, and therefore, we must work closely with government to advance smart policy that will benefit patients, healthcare providers, and our colleagues.

GE HealthCare works with policymakers to advance smart health and technology policy that supports the priorities of the business. Our policy areas of focus include access to precision healthcare; healthcare innovation; promoting public health quality, safety, and security; and global trade and supply chain sustainability. We are committed to engaging with governments—globally, nationally, and locally—through constructive dialogue, promotion of innovative public policy ideas, formation of novel public-private partnerships, and investments in solutions that help address the fundamental challenges that confront societies. Globally, we support public policies that promote open markets, technology, and innovation.

GE HealthCare has implemented policies and practices designed to provide that lobbying activities are conducted in compliance with applicable laws and regulations governing those activities. In the U.S., certain communications with federal, state, and/or local government officials or government employees may be reportable as lobbying communications included in GE HealthCare's Lobbying Disclosure Act ("LDA") quarterly reports and/or state or local lobbying disclosure reports. Before engaging in lobbying activities, colleagues are asked to contact GE HealthCare's U.S. Head of Government Affairs & Policy or their designee.

GE HealthCare supports candidates and committees through the GE HealthCare Political Action Committee ("GE HealthCare PAC"), a non-partisan fund supported by voluntary contributions made by GE HealthCare colleagues who choose to participate in the political process. Contributions are pooled together to support candidates who will work to advance good health and technology policy in the U.S. GE HealthCare PAC contributions are determined by the Government Affairs & Policy team in Washington, D.C. with input from the GE HealthCare PAC Board of Directors.

Our Lobbying Disclosure Policy and our Political Contributions Policy are available in the Reports Hub on the Sustainability section of our website. Please see our Lobbying Disclosure Policy for links to our LDA reports and our Political Contributions Policy for links to reports disclosing contributions made through the GE HealthCare PAC.

The Governance Committee oversees the Company's political spending and lobbying activities. This includes political contributions as well as contributions to trade associations and other tax-exempt and similar organizations that may engage in political activity.

Related Person Transactions and Other Information

How We Review and Approve Transactions: We review all relationships and transactions in which the Company and our directors and executive officers or their immediate family members participate if the amount involved exceeds $120,000. The purpose of this review is to determine whether they have a material interest in the transaction, including an indirect interest. The Company's legal staff is primarily responsible for making these determinations based on the relevant facts and circumstances, and for developing and implementing processes and controls for obtaining information about these transactions from directors and executive officers. In addition, the Audit Committee reviews and approves any such related person transaction. As described in the Governance Principles, in the course of reviewing and approving a disclosable related person transaction, the Audit Committee considers the factors described below. As SEC rules require, we disclose in this proxy statement all such transactions that are determined to be directly or indirectly material to a related person.

Factors Used in Assessing Related Person Transactions:

• Nature of related person's interest in the transaction

• Material transaction terms, including the amount involved and type of transaction

• Importance of the transaction to the related person and GE HealthCare

• Whether the transaction would impair a director or executive officer's judgment to act in GE HealthCare's best interest

• Any other matters the committee deems appropriate, including any third-party fairness opinions or other expert reviews obtained in connection with the transaction

Related Person Transactions

From time to time, GE HealthCare sells our products and services in the ordinary course of business to Cleveland Clinic Foundation and Providence. From January 1, 2023 through March 15, 2024, GE HealthCare recognized revenue of approximately $44 million from Cleveland Clinic Foundation and approximately $71 million from Providence in connection with providing products and services. Dr. Mihaljevic has served as the Chief Executive Officer and President, Morton L. Mandel CEO Chair, of Cleveland Clinic since 2018, and Dr. Hochman has served as the President and Chief Executive Officer of Providence since 2016. These transactions were made in the ordinary course on an arms' length basis, and we do not believe that Dr. Mihaljevic and Dr. Hochman had a material direct or indirect interest in these transactions. However, we provide information on them in the interest of transparency.

Agreements with GE

In order to govern the ongoing relationships between us and GE after the Spin-Off and to facilitate an orderly transition, we and GE entered into the Separation and Distribution Agreement as well as other agreements, including a Transition Services Agreement (the "TSA"), a Tax Matters Agreement, an Employee Matters Agreement, Intellectual Property Cross License

Agreements, a Trademark License Agreement, a Real Estate Matters Agreement, and a Stockholder and Registration Rights Agreement. The following summarizes the terms of these agreements, forms of which are filed with the SEC as exhibits to the 2023 Form 10-K.

Separation and Distribution Agreement

The Separation and Distribution Agreement sets forth our agreements with GE regarding the principal actions to be taken in connection with the Spin-Off, including the transfer of assets and assumption of liabilities, and establishes certain rights and obligations between us and GE following the Spin-Off, including procedures with respect to claims subject to indemnification and related matters.

Following the Spin-Off, we have remaining performance guarantees provided by or through us for the benefit of GE, and GE has remaining performance and bank guarantees provided by or through GE for our benefit. Under the Separation and Distribution Agreement, we are obligated to use our reasonable best efforts to replace GE, in the case of guarantees supporting us, and GE is obligated to use its reasonable best efforts to replace us, in the case of guarantees supporting GE, as the guarantor under such guarantees or to terminate such guarantees and, in each case, to obtain full written releases for the applicable guarantor under such guarantees. As of January 31, 2024, our maximum aggregate exposure under such guarantees, subject to GE reimbursement and indemnification, is approximately $114 million.

Transition Services Agreement

Under the TSA, GE provides us, and we provide GE, with certain specified services for a limited time to ensure an orderly transition following the Spin-Off. The services GE provides consist of digital technology, human resources, supply chain, finance, and real estate services, among others. The services that we provide consist of digital technology, supply chain, and real estate services, among others. The services are generally intended to be provided for a period no longer than two years following the Spin-Off. Either party may terminate the agreement with respect to any service if the other party has failed to perform any of its material obligations and such failure is not cured within thirty days. The TSA provides for customary indemnification and limits on liability. During the year ended December 31, 2023, we incurred $372 million, net, which represents fees charged from GE to the Company pursuant to the TSA.

Tax Matters Agreement

The Tax Matters Agreement with GE governs the respective rights, responsibilities, and obligations of GE and us after the Spin-Off with respect to all tax matters (including tax liabilities, tax attributes, tax returns, and tax contests). The Tax Matters Agreement imposes certain indemnification obligations to GE on us and certain restrictions on us and our subsidiaries that are intended to preserve the tax-free nature of the Spin-Off and related transactions. Specifically, if our actions were to cause the Spin-Off to be taxable or change the expected tax treatment of the related transactions, we would be required to indemnify GE for tax and related interest, penalties, and costs, which would be a material amount. Accordingly, these restrictions may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that may maximize the value of our business, and might discourage or delay a strategic transaction that our stockholders may consider favorable.

Employee Matters Agreement

The Employee Matters Agreement provides certain protections for our employees and former employees, sets forth the timing and general responsibilities related to the split of assets and liabilities of certain GE employee benefit and compensation plans, and provides for mutual, two-year non-solicitation obligations with respect to employees at the Senior Professional Band level and higher with customary exemptions.

Except as specifically provided in the Employee Matters Agreement, we will generally be responsible for all employment, employee compensation, and employee benefits-related liabilities relating to employees, former employees, and other individuals allocated to us. For these individuals, we will assume certain assets and liabilities with respect to GE's U.S. and non-U.S. benefit plans. The Employee Matters Agreement incorporates the indemnification provisions contained in the Separation and Distribution Agreement and provides that we will indemnify GE for certain liabilities associated with the failure to comply with our obligations under the Employee Matters Agreement, for any employment liabilities related to employees, former employees, and other individuals allocated to us that cannot be assumed, retained, transferred, or assigned as a matter of law, and for claims related to our adoption or assumption of certain employee benefit and compensation plans, and any future actions that we take with respect to those plans. The Employee Matters Agreement also reflects the adjustment of outstanding equity-based awards granted by GE prior to the Spin-Off.

Agreements Governing Intellectual Property

Allocation of Intellectual Property

Under the agreements with GE governing intellectual property, we own (i) certain specified patents and patent applications, trademarks and trademark applications, and domain names, (ii) rights in specified proprietary software, and (iii) certain other unregistered intellectual property rights and technology used exclusively or primarily in our business.

Intellectual Property Cross License Agreements

Under the Intellectual Property Cross License Agreements, GE granted to us perpetual and irrevocable, non-exclusive, royalty-free licenses to use and exploit certain intellectual property rights (excluding trademarks and domain names) that are currently being used by our business but are being retained by GE. Additionally, GE retained certain perpetual and irrevocable, non-exclusive, royalty-free rights with respect to certain intellectual property rights (excluding trademarks and domain names) that are currently being used in GE's retained businesses, that are allocated to us.

Trademark License Agreement

Under the Trademark License Agreement, GE granted to us an exclusive, fee-bearing license to use certain of GE's trademarks with respect to the "GE" brand in connection with (i) certain products and services that are exclusive to our business and (ii) our business's trade name. GE also granted to us non-exclusive, fee-bearing licenses to use certain of GE's trademarks in respect of certain other products and services of our business. GE also granted to us the right to use the "GE" brand in connection with certain legal entity names within our corporate structure. The licenses and rights granted will be for an initial ten-year term, which will automatically renew for an unlimited number of successive ten-year renewal terms, unless terminated for certain specified events (e.g., a change of control, bankruptcy event, material breaches, or material adverse impact to the GE brand).

Real Estate Matters Agreement

The Real Estate Matters Agreement with GE governs the allocation and transfer of real estate between GE and us and the colocation of GE and us following the Spin-Off. Under the agreement, certain sites have been transferred from one company to the other and certain sites are occupied by both GE and our employees following the Spin-Off pursuant to a TSA, lease, or sublease.

Stockholder and Registration Rights Agreement

In connection with the Spin-Off, we entered into a Stockholder and Registration Rights Agreement with GE pursuant to which we agree that, upon the request of GE, subject to certain limitations, we will use our reasonable best efforts to effect the registration under applicable federal or state securities laws of any shares of our common stock retained by GE. If we intend to file on our behalf or on behalf of any of our other security holders a registration statement in connection with a public offering of any of our securities in a manner that would permit the registration for offer and sale of our common stock held by GE, GE will have the right to include its shares of our common stock in that offering.

We will be generally responsible for all registration expenses in connection with the performance of our obligations under the registration rights provisions in the agreement, and GE will be responsible for its own internal fees and expenses, any applicable underwriting discounts or commissions, and any stock transfer taxes. The agreement also contains customary indemnification and contribution provisions by us for the benefit of GE and, in limited situations, by GE for the benefit of us with respect to the information provided by GE included in any registration statement, prospectus, or related documents. If GE transfers shares covered by the agreement, it will be able to transfer the benefits of the Stockholder and Registration Rights Agreement to transferees of 5% or more of the shares of our common stock outstanding immediately following the Spin-Off, provided that each transferee agrees to be bound by the terms of the Stockholder and Registration Rights Agreement.

In addition, under the Stockholder and Registration Rights Agreement, GE agreed to vote any shares of our common stock that it retains immediately after the Spin-Off in proportion to the votes cast by our other stockholders. In connection with such agreement, GE granted us a proxy to vote its shares of our retained common stock in such proportion. As a result, GE will not be able to exert any control over us through the shares of our common stock it retains. Any such proxy, however, will be automatically revoked as to a particular share upon any sale or transfer of such share from GE to a person other than GE, and neither the Stockholder and Registration Rights Agreement nor proxy will limit or prohibit any such sale or transfer.

Stock Ownership Information

The following table sets forth information with respect to the beneficial ownership of our shares as of March 25, 2024 by: (i) each of our current directors and nominees (other than Mr. Arduini); (ii) each of our NEOs; and (iii) all of our directors and executive officers as a group.

	Outstanding Common Stock Beneficially Owned[1]	RSUs, DSUs, and Stock Underlying Options[2]	Total Stock Beneficially Owned	Percent of Class
Directors and Nominees (other than Mr. Arduini)				
H. Lawrence Culp, Jr.	108,764*	584,543	693,307	**
Rodney F. Hochman	—	4,798	4,798	**
Lloyd W. Howell, Jr.	—	3,584	3,584	**
Anne T. Madden	—	4,798	4,798	**
Tomislav Mihaljevic	—*	3,584	3,584	**
Risa Lavizzo-Mourey	1,041*	3,584	4,625	**
Catherine Lesjak	—*	3,584	3,584	**
William J. Stromberg	—	4,992	4,992	**
Phoebe L. Yang	—	3,584	3,584	**
NEOs				
Peter J. Arduini	5,753	44,511	50,264	**
Frank R. Jimenez	18,037	—	18,037	**
Taha Kass-Hout	16,964	—	16,964	**
Jan Makela	29,182	101,469	130,651	**
James Saccaro	—	—	—	**
Helmut Zodl	14	—	14	**
Current directors and executive officers as a group (19 people)[3]	228,662	980,934	1,209,596	**

*   Certain directors hold deferred fee phantom stock awarded with respect to the common stock of GE HealthCare resulting from the conversion of certain equity incentive awards previously granted by GE as a result of the Spin-Off. Because these are paid out solely in cash one year after the director leaves the Board, these are not included in the table.

**   Less than 1%. No director or NEO owns more than one-tenth of 1% of the total outstanding shares of GE HealthCare common stock, other than Mr. Culp who owns approximately 0.15% of GE HealthCare common stock.

[1]   **Outstanding Common Stock Beneficially Owned**: This column shows beneficial ownership of our common stock as calculated under SEC rules. Except to the extent noted below, everyone included in the table has sole voting and investment power over the shares reported. No shares are pledged as security by the named person.

[2]   **RSUs, DSUs, and Stock Underlying Options**: This column includes non-voting interests that may be converted into shares of GE HealthCare common stock within 60 days, including RSUs and DSUs. Certain directors have elected to receive certain portions of director fees that would have been paid in cash as DSUs, which are immediately vested, but receipt of the shares is deferred until the first business day after the date specified by the director after separation from service on the Board. DSUs have no voting power. See "Director Compensation Table" on page 38 for the number of DSUs each director holds. This column also includes shares that may be acquired under Options that are currently exercisable or will become exercisable within 60 days. For Mr. Culp, this column also includes 580,959 performance shares over which he has sole voting but no investment power.

[3]   **Current Directors and Executive Officers as a Group**: This row shows ownership by our current directors and executive officers as a group. This row includes: (1) 362,209 shares that may be acquired under Options that are or will become exercisable within 60 days, (2) 33,930 RSUs that vest within 60 days; (3) 3,836 DSUs, which have vested but receipt of the shares is deferred until the first business day after the date specified by the director after separation from service on the Board; (4) 71,673 shares over which there is shared voting and investment power; and (5) 59 shares over which there is shared investment power but sole voting power.

The following table sets forth information with respect to the beneficial ownership of our shares as of March 25, 2024 by each person or entity who GE HealthCare knows to beneficially own more than 5% of our common stock.

5% Beneficial Owners[1]	Common Stock	Total	Percent of Class
Capital Research Global Investors, 333 South Hope Street, 55th Fl, Los Angeles, CA 90071	51,344,719	51,344,719	11.3%
The Vanguard Group, 100 Vanguard Blvd. Malvern, PA 19355	46,503,979	46,503,979	10.2%
General Electric Company, One Financial Center, Suite 3700, Boston, MA 02111	30,531,302	30,531,302	6.7%
BlackRock Inc., 50 Hudson Yards, New York, NY 10001	28,870,429	28,870,429	6.3%

For Our 5% Beneficial Owners[1]

(# of Shares)	Capital Research Global Investors	The Vanguard Group	General Electric Company	BlackRock, Inc.
Sole Voting Power	51,341,628	—	30,531,302	26,280,441
Shared Voting Power	—	501,712	—	—
Sole Investment Power	51,344,719	44,783,820	30,531,302	28,870,429
Shared Investment Power	—	1,720,159	—	—

[1] The foregoing information is based solely on: a Schedule 13G/A filed by Capital Research Global Investors on February 9, 2024; a Schedule 13G/A filed by The Vanguard Group on March 11, 2024; a Form 4 filed by General Electric Company with the SEC on March 15, 2024, adjusted to reflect the sale of an additional 2,100,000 shares of our common stock on March 19, 2024 pursuant to the underwriter's exercise of its overallotment option; and a Schedule 13G filed by BlackRock, Inc. on January 29, 2024.

Delinquent Section 16(a) Reports

Based upon a review of reports filed pursuant to Section 16(a) of the Exchange Act ("Section 16") and written representations from reporting persons, we believe that during fiscal year 2023, all reports required by Section 16 to be filed with respect to GE HealthCare were filed on a timely basis, except (1) one report for each of Messrs. Culp, Makela, Newcomb, O'Neill, Rott, Westrick, and Zodl reporting satisfaction of performance criteria with respect to grants of PSUs, which were filed on December 29, 2023; and (2) one report for Mr. Culp reporting shares of stock acquired by family trusts, which was filed on March 24, 2023.

Director Compensation

The Compensation Committee recommends to the Board for approval compensation and benefits for non-employee directors. The Compensation Committee designed a compensation program to achieve the following goals: compensation should fairly pay directors for work required given the Company's size and scope; compensation should align directors' interests with the long-term interests of stockholders; and the structure of the compensation should be simple, transparent, and easy for stockholders to understand.

During 2023, the Board approved the Non-Employee Director Compensation and Benefits Plan that outlines all aspects of our non-employee directors' compensation and benefits. The plan was designed to pay our non-employee directors in line with peers based on benchmarking done in 2022 by Semler Brossy Consulting Group, LLC ("Semler Brossy"). Cash compensation is paid at the end of each quarter of service and prorated for partial years of service. Non-employee directors received the following retainers and fees in 2023:

Non-employee Director Retainers and Fees

Annual Retainers	
Director	$125,000
Board Leadership Retainers	
Lead Independent Director	$ 40,000
Non-executive Chair	$130,000
Committee Chair Retainers	
Audit Committee Chair	$ 25,000
Compensation Committee Chair	$ 20,000
Governance Committee Chair	$ 15,000

As approved by the board of directors of the Company prior to the Spin-Off, annual compensation is paid to non-employee directors in a combination of cash and RSUs. The aggregate dollar value of equity-based and cash compensation granted or payable to any non-employee director will not exceed $750,000 during any calendar year.

RSUs with an award value of $200,000 are granted annually on the day of our Annual Meeting of Stockholders. Each RSU is equal in value to a share of the Company's common stock and vests on the earliest of (i) the date of the next Annual Meeting of Stockholders, (ii) the one-year anniversary of the grant date, (iii) a change in control (as defined in the GE HealthCare 2023 Long-Term Incentive Plan), and (iv) the applicable non-employee director's termination of service due to death or disability, subject to continuous service through the applicable vesting date. RSUs accumulate quarterly dividend equivalent payments, which are reinvested into additional RSUs during the vesting period. In the event of an extraordinary dividend (whether paid in cash or shares), the RSUs will be adjusted to reflect the value of that dividend. For 2023, non-employee directors also received a pro-rated grant to compensate them for their services between the Spin-Off and our 2023 Annual Meeting of Stockholders.

As of April 1, 2023, non-employee directors were permitted to make an election to have up to 100% of the cash portion of their remaining compensation granted in Deferred Stock Units ("DSUs"). Each DSU is equal in value to a share of the Company's common stock based on the closing market value on the grant date. DSUs accumulate dividend equivalents during the deferral period that will be paid in a single lump sum cash amount equal to the dividend equivalents on the same date that a share of common stock is delivered with respect to such DSU. In the event of an extraordinary dividend (whether paid in cash or shares), DSUs will be adjusted to reflect the value of that dividend. DSUs do not have voting rights.

As attendance is expected, absent exceptional cause, at all scheduled Board and committee meetings and at our Annual Meeting of Stockholders, there are no meeting fees.

Director Compensation Table

The table below summarizes the compensation paid or earned by our non-employee directors for the year ended December 31, 2023.

Director Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Total ($)
H. Lawrence Culp, Jr.	255,000	276,649	531,649
Risa Lavizzo-Mourey	180,000	276,649	456,649
Rodney F. Hochman[3]	124,959	276,649	401,608
Lloyd W. Howell, Jr.	125,000	276,649	401,649
Catherine Lesjak	150,000	276,649	426,649
Anne T. Madden[3]	124,959	276,649	401,608
Tomislav Mihaljevic	125,000	276,649	401,649
William J. Stromberg[4]	144,934	276,649	421,582
Phoebe L. Yang	125,000	276,649	401,649

[1] Consists of annual retainer fees for service as a director and a member of Board committees. Director fees that would have been paid in cash, but, at the election of the director, converted to DSUs, are included in this "Fees Earned or Paid in Cash" column. DSUs are immediately vested, but receipt of the shares is deferred until the first business day after the date specified by the director after separation from service on the Board.

[2] Amounts disclosed in this column reflect the aggregate grant date fair value of the RSUs, as applicable, granted to our non-employee directors during 2023, as determined under the principles used to calculate the grant-date fair value of equity awards for purposes of our financial statements in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. GE HealthCare determines the grant date fair value of stock unit awards by multiplying the number of RSUs granted by the closing market price of a share of GE HealthCare common stock on the date of grant. Stock awards outstanding as of December 31, 2023 for each non-employee director consisted of 3,584 RSUs.

[3] On May 23, 2023, Mr. Hochman and Ms. Madden each received a grant of 1,214 DSUs in lieu of their annual cash retainer. The grant date fair value of each award was $93,709, determined as noted in footnote 2 above.

[4] On May 23, 2023, Mr. Stromberg received a grant of 1,408 DSUs in lieu of his annual cash retainer. The grant date fair value of that award was $108,684, determined as noted in footnote 2 above.

Compensation

Management Proposal No. 2

Approval of Our Named Executive Officers' Compensation in an Advisory Vote

 **The Board recommends a vote FOR the say-on-pay proposal**

What are you voting on?

Pursuant to Section 14A of the Exchange Act, we are asking stockholders to approve, on an advisory basis, the compensation paid to our NEOs in 2023, as described in this proxy statement.

We currently hold say-on-pay votes annually, in which case the next say-on-pay vote will occur at our 2025 Annual Meeting of Stockholders.

Why the Board recommends a vote FOR the say-on-pay proposal?

As described in the Compensation Discussion and Analysis below, the Board believes our executive compensation program is designed to effectively align the interests of our executives, including our NEOs, with our stockholders. The Company's compensation programs play a significant role in our ability to attract, retain, and motivate top talent. Furthermore, the Board believes the use of a balanced mix of base salary, annual, and long-term incentives, along with performance metrics tied to executing on our business strategies and priorities, will result in long-term value creation.

Accordingly, the Board recommends that stockholders vote FOR the following resolution:

"RESOLVED, that the compensation of the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables, and related information provided in this proxy statement, is hereby APPROVED."

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") describes the compensation awarded to our NEOs for 2023. This includes key elements of our executive compensation program, and the philosophy and rationale behind the Compensation Committee's decisions.

The Compensation Committee reviewed and approved 2023 compensation decisions for our executives within the Compensation Committee's purview, including our NEOs:

- Peter J. Arduini, President and Chief Executive Officer
- James Saccaro, Vice President and Chief Financial Officer[1]
- Taha Kass-Hout, Chief Science and Technology Officer
- Frank R. Jimenez, General Counsel and Corporate Secretary
- Jan Makela, Chief Executive Officer, Imaging
- Helmut Zodl, Former Chief Financial Officer[1]

[1] Mr. Saccaro was appointed Chief Financial Officer effective June 1, 2023. As of that date, Mr. Zodl transitioned to the role of Global Vice President, Special Projects and TSA Separation. After successful completion of certain transition services in connection with our Spin-Off, the Global Vice President, Special Projects and TSA Separation role was eliminated and Mr. Zodl's employment was subsequently terminated without cause on August 31, 2023.

Executive Summary

Business Results

We strive to attract, retain, and motivate top executive talent who create long-term value for our stockholders through execution of the three pillars of our business strategy: Business Optimization, Growth Acceleration, and Precision Care, with a foundation of People, Patients, and Culture. We are pleased with our financial performance in 2023, including the following:

- Revenues were $19.6 billion and Organic revenue* was $19.8 billion; Revenues increased 7% year-over-year and 8% on an Organic* basis with growth across all segments and regions.
- Net income attributable to GE HealthCare was $1.6 billion and Adjusted earnings before interest and taxes ("Adjusted EBIT")* was $3.0 billion.
- Cash from operating activities - continuing operations was $2.1 billion and Free cash flow* was $1.7 billion.
- Diluted earnings per share - continuing operations were $3.04 and Adjusted earnings per share* were $3.93.

2023 was our first year as a standalone company. Comparisons to prior-year business results, other than revenue, are less relevant as prior-year results do not include recurring and ongoing costs to operate new functions required for an independent public company, interest expense associated with third-party debt, and other items. Comparisons to prior-year results will be more relevant in subsequent periods.

We believe that our compensation paid for 2023 aligns well to the financial results we achieved for the year.

*Non-GAAP financial measure. See the Appendix for additional information and definitions of these non-GAAP financial measures.

Compensation Highlights

Our Total Rewards Philosophy

Our philosophy is to provide competitive, motivating, and fair total rewards programs, including base salaries, annual cash incentives, long-term equity awards, and other broader total rewards programs, that allow us to attract, retain, and motivate the right people, in the right place, at the right time to enable our strategies to create a world where healthcare has no limits.

Executive Compensation Best Practices

Our executive compensation program is grounded in policies and practices that promote sound compensation governance, support our pay-for-performance philosophy, and strengthen alignment of our NEOs' interests with those of our stockholders. Highlights of market best practices we have adopted in furtherance of these aims are set forth below.

 **What We Do**

- ✔ Pay-for-performance through emphasis on at-risk, performance-based compensation programs
- ✔ Set rigorous annual bonus and long-term PSU goals tied to Board-approved budget and strategic objectives
- ✔ Align executive and stockholder interests by providing majority of total target compensation in long-term incentives for our NEOs
- ✔ Maintain robust stock ownership and retention requirements for our directors and executive officers, including a 6x base salary requirement for our CEO
- ✔ Conduct proactive and ongoing stockholder outreach
- ✔ Mitigate undue risk-taking by conducting annual risk assessments and capping potential incentive plan payouts
- ✔ Maintain a robust clawback policy that goes beyond minimum legal requirements and authorizes recoupment of both time- and performance-based awards in the event of misconduct outside the context of a financial restatement
- ✔ Retain a fully independent executive compensation consultant whose independence is reviewed annually by the Compensation Committee
- ✔ Hold annual stockholder say-on-pay advisory vote
- ✔ Conduct an annual peer group review

What We Don't Do

- ✖ No hedging of Company securities by employees or directors
- ✖ No pledging of Company securities by employees or directors
- ✖ No re-pricing of Options without stockholder approval
- ✖ No "single trigger" cash severance or equity acceleration based solely upon a change in control
- ✖ No excise tax gross-ups for change in control and severance payments
- ✖ No payouts of dividend equivalents on equity awards during vesting or performance periods
- ✖ No excessive perquisites

Summary of 2023 Compensation Program Elements

The table below sets forth the primary elements of the 2023 GE HealthCare executive compensation program framework.

Fixed	Performance-Based / At-Risk			
	Short-Term Incentive	Long-Term Equity-Based Incentives		
Salary	**Annual Bonus**	**PSUs**	**Options**	**RSUs**
• Provides fixed compensation to attract and retain top talent • Set at market-competitive levels and reviewed and approved annually by the Compensation Committee as it deems appropriate based on benchmarking data, individual roles, responsibilities, performance, impact, and capabilities	• Drives achievement of Company's annual financial, operational, and strategic goals • Serves as key compensation vehicle for differentiating performance each year	• Focuses executives on achievement of long-term financial performance goals, directly aligned with operating and strategic goals, and total shareholder return • Aligns with stockholder interests by tying a significant portion of executive compensation to the Company's long-term financial success	• Rewards stockholder value creation through stock price appreciation over time • Provides the longest-term linkage of the three equity vehicles (with a 10-year option term)	• Promotes employee retention while remaining linked to underlying stock price performance

Pay-for-Performance

GE HealthCare's executive compensation program is designed to strengthen the link between pay and performance by having a significant portion of total executive compensation at-risk and tied to the achievement of predetermined performance targets. Our business-focused goals are incorporated into both annual and long-term incentive opportunities, which are complementary, risk-balancing, and designed to encourage an ownership-oriented team. By aligning pay with our strategy, we believe the compensation program motivates executives to execute on our strategies and purpose to create a world where healthcare has no limits.

The charts below show the relative weightings of the salary, target bonus award, and target long-term equity-based incentive compensation awarded to our NEOs in 2023, excluding the one-time Founders Grants awarded in connection with our Spin-Off and the one-time sign-on awards made to Messrs. Saccaro and Kass-Hout under the terms of their offer letters. Consistent with our pay-for-performance approach, 92% of total target compensation is at-risk for our CEO, and 84% of total target compensation is at-risk (on average) for our other currently employed NEOs.



CEO Target Pay Mix[(1)]

8%
12%
40%
20%
20%
92%
At-Risk

Average of Other NEOs Target Pay Mix[(2)]

16%
16%
34%
17%
17%
84%
At-Risk
Salary
Bonus Target
PSU Target Grant Value
Option Grant Value
RSU Grant Value

(1) The percentages in the charts that illustrate the compensation mix and amount at-risk are rounded to equal 100%. Actual percentages for the CEO Target Pay Mix are as follows: Salary (8.3%), Bonus Target (12.5%), PSU Target Grant Value (39.6%), Option Grant Value (19.8%), and RSU Grant Value (19.8%). Similar rounding was applied to the Average of Other NEOs Target Pay Mix chart.

(2) Excludes Mr. Zodl, our former Chief Financial Officer.

2023 Say-on-Pay Results

At our May 2023 Annual Meeting of Stockholders, our say-on-pay proposal received support from 96.7% of votes cast. Stockholders also provided their views on our say-on-pay frequency proposal with 98.5% of votes cast supporting annual, non-binding advisory votes on executive compensation. Based on these results, our Board determined a say-on-pay vote will be submitted to our stockholders on an annual basis until the next required say-on-pay frequency proposal. The Compensation Committee generally considered the high level of stockholder support for our 2023 say-on-pay vote when evaluating and making decisions on the executive compensation program throughout the year, but the Compensation Committee did not make any specific changes to our executive compensation program based on the outcome of our 2023 say-on-pay vote.

Stockholder Engagement

In our first year as a public company, we actively engaged with investors to understand their perspectives and views on a variety of topics, including our executive compensation program and philosophy. In 2023, management reached out to stockholders representing over 40%[1] of our outstanding shares (based on stockholdings as of December 31, 2023) to engage on governance matters. Management and, when requested, our lead director, met with stockholders representing 25%[1] of our outstanding shares (based on stockholdings as of December 31, 2023).

[1]   In each case not including shares held by GE.

Overview of Our 2023 Executive Compensation Programs

Total Rewards Philosophy and Guiding Principles

Our total rewards philosophy and guiding principles serve as a clear and transparent framework for considering total rewards designs and individual pay levels. The Compensation Committee considered our strategy, business priorities, and market intelligence from its independent compensation consultant, Semler Brossy, in developing and approving the philosophy and guiding principles. The Compensation Committee annually reviews the total rewards philosophy and guiding principles so they continue to be aligned with our business strategy and priorities.

Total Rewards Philosophy	**Our philosophy is to provide competitive, motivating, and fair total rewards programs, including base salaries, annual cash incentives, long-term equity awards, and other broader total rewards programs, that allow us to attract, retain, and motivate the right people, in the right place, at the right time to enable our strategies to create a world where healthcare has no limits.**

Our philosophy is further supported by the following principles that guide the total rewards we provide:

Guiding Principle	Description
Business-Focused and Performance Differentiated	• We offer "at-risk" annual incentives that are aligned with our business strategies for the year • We offer "at-risk" long-term incentives that are aligned with long-term value creation for our stockholders • We design incentives with an effective link between pay and performance to drive accountability and ensure we win together with differentiated pay-for-performance from the GE HealthCare level to the individual level • We offer significant "at-risk" pay to our senior leadership while mitigating unnecessary and excessive risk-taking • As a new standalone public company, our total rewards programs have a deliberate focus on accelerating profitable growth
Ownership-Oriented	We empower an entrepreneurial spirit within our culture and align compensation with our stockholders' interests by providing meaningful equity awards to eligible participants and maintaining robust policies that require significant stock ownership by our senior executives
Competitive, Motivating, and Fair	We provide total rewards programs that are competitive in the markets in which we compete while taking into account a participant's experience, performance, and contributions to our business strategy, motivating our participants to successfully execute our business strategy, and balancing internal equity across participants
Simple and Transparent	Our total rewards programs are intended to drive employee engagement and business success through simple and transparent plan designs

Our Decision-Making Process

Roles and Responsibilities

The Role of the Compensation Committee. The Compensation Committee is responsible for overseeing our executive compensation programs. With the assistance of Semler Brossy and management, the Compensation Committee annually reviews the effectiveness of our executive compensation policies and practices so they continue to align with our philosophy, business strategy, and competitive market practices.

The Compensation Committee's responsibilities also include reviewing and approving the compensation of all NEOs, including the CEO. In making compensation decisions, the Compensation Committee considers several factors, including individual performance, market-competitive benchmarking data, roles and responsibilities, internal equity and positioning, past pay increases, CEO pay recommendations (other than for himself), and other indirect pay elements (e.g., retirement programs). The Committee meets in executive session to discuss the performance and pay recommendations for the CEO.

As part of its oversight responsibility, the Compensation Committee annually reviews our compensation policies and practices to confirm they do not incentivize undue risk-taking. Based on the results of its assessment in 2023, the Compensation Committee concluded that our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

The Role of Management. Our CEO and Chief People Officer assist the Compensation Committee when making decisions on our executive compensation programs by providing information, analysis, and recommendations, except as it relates to their own individual compensation. In addition, the CEO provides the Compensation Committee with an annual performance assessment and compensation recommendation for each NEO (other than himself). With the assistance of Semler Brossy, the Compensation Committee considers the CEO's recommendations, along with other factors noted above, when making compensation decisions.

The Role of the Compensation Consultant. Following a comprehensive selection process in connection with the Spin-Off, the Compensation Committee retained Semler Brossy as an independent compensation consultant. Semler Brossy assists with evaluating the Company's executive compensation programs and making recommendations on the compensation of our executives, including our NEOs. At the direction and for the benefit of the Compensation Committee, Semler Brossy works with our total rewards team and executive management to develop analyses and proposals for the Compensation Committee.

In accordance with applicable SEC and Nasdaq listing standards, the Compensation Committee assessed Semler Brossy's independence both upon retaining the firm and later in the year during its annual independence review process, and the Compensation Committee concluded each time that no conflict of interest or independence concerns exist.

Compensation Peer Group

In anticipation of the Spin-Off, GE and our management team considered the types of companies with which we would compete for talent within the broader medical device and medical technology spaces. Semler Brossy advised on certain characteristics of potential peers, including business type, revenue, and market capitalization compared to GE HealthCare. In 2023, after considering advice from Semler Brossy, the Compensation Committee approved the 15-company peer group listed below (the "Compensation Peer Group") to be used to benchmark our compensation programs for our NEOs against those typically offered to employees in our industry. The Compensation Committee considered this peer group when designing our 2023 compensation programs. For setting 2023 individual total direct compensation, the Compensation Committee referenced benchmarking data from the 13 U.S.-based peers, which excluded Philips and Siemens Healthineers due to the differences in compensation practices outside of the U.S. The Compensation Committee regularly reviews the Compensation Peer Group for any appropriate changes.

Our Compensation Peer Group for 2023 Compensation

Abbott Laboratories	Danaher Corporation	Koninklijke Philips N.V.
Agilent Technologies, Inc.	Edwards Lifesciences Corporation	Siemens Healthineers AG
Baxter International Inc.	Hologic, Inc.	Stryker Corporation
Becton, Dickinson and Company	Intuitive Surgical, Inc.	Thermo Fisher Scientific Inc.
Boston Scientific Corporation	Medtronic plc	Quest Diagnostics Incorporated

Compensation Decisions and Outcomes

This section provides an overview of GE HealthCare's 2023 compensation plans, including how the Company performed against the goals established under the 2023 One GE HealthCare Annual Bonus Plan (the "Bonus Plan") and the GE HealthCare Technologies Inc. 2023 Long-Term Incentive Plan (the "LTI Program"). See "Compensation Actions for 2023" beginning on page 51 for details about 2023 compensation for each of our NEOs.

Base Salaries

Base salaries are designed to provide a competitive fixed level of pay to attract and retain top talent. In determining base salaries for our NEOs, the Compensation Committee considers several factors, including individual roles, responsibilities, performance, impact and capabilities, as well as market-competitive benchmarking data provided by the Compensation Committee's independent consultant. In 2023, taking these considerations into account, the Compensation Committee approved an increase for Mr. Makela from $622,000 to $659,320[(1)], effective February 1, 2023. In addition, Mr. Jimenez's base salary increased from $850,000 to $875,000, effective January 1, 2023, in accordance with the terms of the offer letter he received upon joining the Company in 2022. No other changes were made to our NEOs' base salaries in 2023.

(1) Mr. Makela's base salary was paid in British pounds and converted for purposes of this presentation at an exchange rate of $1.2440 per £1.00, the 2023 average noon buying rate certified for customs purposes by the U.S. Federal Reserve Bank of New York set forth in the H.10 statistical release of the Federal Reserve Board.

Annual Bonus Plan

In 2023, GE HealthCare provided annual cash incentive opportunities to its executives, including all of our NEOs, under the Bonus Plan. The performance metrics and targets for awards under the Bonus Plan were set at the beginning of the year and designed to drive Company and business segment performance, based on financial, operational, and strategic priorities.

How 2023 Bonuses for Our NEOs Were Determined. All NEOs are eligible to participate in the Bonus Plan. Target bonus percentages for our NEOs are reviewed and approved annually by the Compensation Committee. In 2023, the Compensation Committee approved an increase in Mr. Arduini's target bonus percentage from 125% to 150% of base salary in accordance with the terms of his amended offer letter, which was approved by the General Electric Management Development and Compensation Committee ("MDCC") prior to our Spin-Off. For all other NEOs, target bonus percentages remained at 100% of base salary.

In the first quarter of 2023, the Compensation Committee approved for our NEOs financial metrics and targets at the corporate and segment levels, as well as metrics and targets for the strategic initiatives modifier, which is measured at the corporate level. For executives in roles overseeing all of GE HealthCare, financial metrics were fully tied to corporate-level performance goals. For Mr. Makela, CEO of our Imaging segment, financial metrics were tied in part to corporate-level performance goals with a meaningful weighting (40%) and the Imaging segment performance goals with the majority of the weighting (60%).

As shown below, bonuses paid to our NEOs are determined formulaically based on each NEO's base salary, target bonus percentage, applicable corporate and/or segment financial performance, strategic initiatives modifier, and an individual performance multiplier.



Base Pay as of 12/31	X	Target Bonus Percentage	X	Corporate level: performance targets 100% GEHC* Segment level: performance targets 40% GEHC* 60% Segment *Includes Strategic Initiatives Modifier	X	Individual Performance Multiplier (0% - 150%)	=	Final Award

How 2023 Bonus Plan Metrics Were Selected. The 2023 Bonus Plan financial metrics were focused on our Growth Acceleration and Business Optimization strategic pillars. At the corporate level, the financial metrics were GE HealthCare Organic revenue (weighted 50%), GE HealthCare Adjusted EBIT (weighted 30%), and GE HealthCare Free cash flow (weighted 20%). For the Imaging segment, financial metrics were Imaging Organic revenue (weighted 50%), Segment EBIT (weighted 30%), and Imaging Inventory Turns (weighted 20%). See the Appendix for definitions of the non-GAAP financial metrics used in the Bonus Plan.

Metrics for the 2023 strategic initiatives modifier focused on our two other areas of priority. The use of a New Product Introductions ("NPI") metric was focused on our Precision Care strategic pillar and measured based on the percentage of orders attributed to new product introductions over a five-calendar-quarter period. The use of a Safety metric was focused on a foundational priority of People, Patients, and Culture and measured based on our injury and illness rate for the year. The strategic initiatives modifier could increase or decrease financial metric results by +/- 10 percentage points (+/- 5 percentage points for each initiative).

The Compensation Committee selected the financial and strategic initiatives metrics to incentivize strong performance across key drivers of long-term value creation and reflect how GE HealthCare is managed at the corporate and segment levels.

Finally, each NEO's performance was assessed against individual goals tied to their roles and responsibilities, and an individual performance multiplier between 0% and 150% was assigned. The final award is capped at 200%, inclusive of any individual performance.

How 2023 Bonus Plan Targets and Performance Levels Were Determined. In the first quarter of 2023, the Compensation Committee established targets and performance levels for each financial metric that were designed to be rigorous yet realistic and informed by the Company's 2023 budget. The Compensation Committee also established targets for the two strategic initiatives of our modifier that aligned with the Company's strategy and business priorities.

The target, threshold, and maximum performance levels for each financial metric were set with reference to annual corporate and segment budgets, established by senior management (including the NEOs), and approved by the Compensation Committee. Failure to achieve threshold on any one metric would result in no payout for that metric, and failure to achieve threshold on all metrics would result in no payout overall. For the 2023 Bonus Plan, our NEOs could receive between 50% and 200% of their target award for threshold and maximum performance, respectively.

How Corporate Level Performance Was Determined. As shown below, in the first quarter of 2024, the Compensation Committee certified the 2023 Bonus Plan performance results to determine the payout level for each financial and strategic initiative metric at the corporate level. Consistent with its adjustment authority established in February 2023, the Compensation Committee excluded the impact of two 2023 acquisitions on GE HealthCare Adjusted EBIT results and adjusted the GE HealthCare Free cash flow results for the impact of a tax law related to research and development ("R&D") capitalization that was expected to be repealed when targets were set in February 2023 but was not subsequently repealed (i.e., the targets were set assuming a repeal of the law, which did not occur). The Compensation Committee considered both adjustments to be normal course and necessary so that actual performance and targets were calculated on a comparable basis.

GE HealthCare Bonus Plan Financial Performance Metrics[1]	Weight	Threshold (50% Payout)	Target (100% Payout)	Max (200% Payout)	Actual Bonus Performance	Metric Payout	NPI Vitality % Modifier (+/- 5%)	Injury % Illness Rate Modifier (+/- 5%)	Bonus Payout
Organic revenue ($M)	50%	$17,964	$18,910	$19,855	$19,125	123%			
Adjusted EBIT ($M)	30%	$2,635	$3,100	$3,410	$2,988 [2]	88%	+2%	—%	125%
Free cash flow ($M)	20%	$1,275	$1,700	$2,040	$1,965 [3]	178%			

[1] All metrics are GE HealthCare non-GAAP financial measures. See the Appendix for additional information and definitions of the non-GAAP financial measures used in the Bonus Plan.

[2] Adjusted to exclude $32M for the impact of two 2023 acquisitions.

[3] Adjusted to add back $250M from the impact of an R&D capitalization tax law that was expected to be repealed when targets were set in February 2023 but was not subsequently repealed.

How Imaging Segment Level Performance Was Determined. As noted above, Mr. Makela is the only NEO with performance goals tied to a segment (Imaging), for which he is the segment CEO. In the first quarter of 2024, the Compensation Committee certified the 2023 Bonus Plan performance results of our Imaging segment to determine the payout level for Mr. Makela, as shown below.

Imaging Segment Bonus Plan Financial Performance Metrics	Weight	Threshold (50% Payout)	Target (100% Payout)	Max (200% Payout)	Actual Bonus Performance	Metric Payout	Imaging Payout (60%)	Corporate Level Bonus Payout (40%)	Bonus Payout
Organic revenue[1] ($M)	50%	$9,747	$10,260	$10,773	$10,355	119%			
Segment EBIT ($M)	30%	$1,066	$ 1,254	$ 1,379	$ 1,124	66%	98%	125%	109%
Inventory Turns	20%	3.3	4.4	5.3	4.3	95%			

[1] Non-GAAP financial measure. See the Appendix for additional information and definitions of the non-GAAP financial measures used in the Bonus Plan.

How NEO Bonus Payouts Were Determined. As shown below, in the first quarter of 2024, the Compensation Committee approved 2023 Bonus Plan payouts for our NEOs, which were determined based on the achievement of performance goals at the corporate and/or segment level and individual performance multipliers. For Mr. Arduini, the Compensation Committee approved an individual performance multiplier of 105%. Mr. Arduini had no role in the determination of his bonus. For Messrs. Saccaro, Kass-Hout, Jimenez, Makela, and Zodl, individual performance multipliers of 100%, 105%, 100%, 100%, and 100%, respectively, were recommended by our CEO and approved by the Compensation Committee. The individual performance factors for Messrs. Arduini and Kass-Hout were above 100% in recognition of strong performance against their 2023 individual goals as detailed in "Compensation Actions for 2023" on pages 51 and 53, respectively.

NEO	2023 Bonus Performance Group	2023 Bonus Target	Corp / Segment Results[1]	Individual Performance Multiplier	2023 Bonus Payout
Peter Arduini	100% Corporate Level	$ 1,875,000	125%	105%	$ 2,460,938
James Saccaro	100% Corporate Level	$ 513,014	125%	100%	$ 641,267
Taha Kass-Hout	100% Corporate Level	$ 895,068	125%	105%	$ 1,174,777
Frank Jimenez	100% Corporate Level	$ 875,000	125%	100%	$ 1,093,750
Jan Makela[2]	40% Corporate Level, 60% Imaging	$ 659,320	109%	100%	$ 718,659
Helmut Zodl[3]	100% Corporate Level	$ 750,000	125%	100%	$ 624,144

[1] Percentage inclusive of the Strategic Initiatives Modifier, which resulted in +2 percentage points.

[2] This amount was paid in British pounds and converted for purposes of this presentation at an exchange rate of $1.2440 per £1.00, the 2023 average noon buying rate certified for customs purposes by the U.S. Federal Reserve Bank of New York set forth in the H.10 statistical release of the Federal Reserve Board.

[3] Pursuant to the terms of the Bonus Plan, because his role was eliminated, Mr. Zodl was eligible for a prorated bonus for the 2023 plan year based on his employment during 2023.

Long-Term Incentive Program

GE HealthCare's 2023 LTI Program focused on our Growth Acceleration and Business Optimization strategic pillars and was comprised of three equity vehicles: PSUs, Options, and RSUs. The awards are designed to motivate and incentivize executives to create sustainable long-term value, support the attraction and retention of top talent, and align executive and stockholder interests through a meaningful ownership stake in the Company.

How GE HealthCare Determined Award Mix and Amounts. Annual long-term incentive ("LTI") awards represent the largest portion of each NEO's annual total target compensation. The Compensation Committee considers various factors for determining the size and mix of annual equity awards for our NEOs, including our long-term business objectives, market practices, and individual performance.

As illustrated below, in 2023, once the total annual LTI award amount for each NEO was determined by the Compensation Committee, 50% was granted in PSUs, 25% in Options, and 25% in RSUs. PSUs are tied to long-term financial goals of 2025 Organic revenue (weighted 50%) and 2023-2025 Cumulative Adjusted EBIT (weighted 50%), and modified by our total shareholder return ("TSR") performance relative to our Compensation Peer Group (modifier ranges from +/- 20%). The final potential payout is between 0% and 200% of target PSUs granted. These awards vest following a three-year performance period, to the extent performance is achieved upon completion of the performance period. Options and RSUs both vest in three substantially equal installments over three and one-half years and tie our executives' interests to stockholder value and the performance of our stock. With respect to PSUs and RSUs, dividend equivalents accrue over the vesting period, but are paid out only on shares actually received.

Vehicle Mix and PSU Calculation


50% PSUs
3-year performance period and cliff vesting
+
25% Options
1/3 vesting
18/30/42 months from grant
+
25% RSUs
1/3 vesting
18/30/42 months from grant
2025 Organic revenue (50%)
+
2023-2025 Cumulative Adjusted EBIT (50%)
X
Relative TSR Modifier vs. GEHC's Peer Group (+/-20%)
=
Final Award(1) (0%-200%)

(1) Threshold achievement results in a 50% payout for performance-based vehicles.

2023 PSUs

How GE HealthCare's Annual PSUs Work. GE HealthCare's PSUs are designed to focus executives on the Company's long-term financial and operating goals. PSU payouts are earned only if GE HealthCare achieves specified performance levels over the relevant performance period. In the first quarter of 2023, the Compensation Committee selected the performance metrics for PSUs to be granted in 2023. The Compensation Committee chooses performance metrics it believes align with the Company's long-term strategic objectives and contribute to the creation of long-term stockholder value. The Compensation Committee then monitors the Company's performance against the performance metrics over a three-year performance period and will certify the final levels of achievement following the end of the period.

The certified PSU achievement levels determine the percentage of the target number of PSUs under the award that executives earn. The Compensation Committee establishes targets and performance levels that are designed to be rigorous but realistic and informed by long-term financial goals. The target, threshold, and maximum performance levels for each performance metric are set with reference to annual budgets for GE HealthCare that senior management establishes and the Board approves. PSUs vest at the end of the 3-year performance period, contingent upon satisfaction of the performance criteria and subject to the NEO's continued employment through the vesting date.

How GE HealthCare Selected Metrics and Targets for PSUs. The 2023 performance metrics and targets for PSUs granted to our NEOs were approved by the Compensation Committee in February 2023. The PSUs may become earned based on our 2025 Organic revenue (50% weighting) and 2023-2025 Cumulative Adjusted EBIT (50% weighting), and are subject to modification of +/-20% based on three-year relative TSR versus our peer group. Results will be interpolated for performance between threshold, target, and maximum with potential final payouts between 50% and 200% of target PSUs granted for threshold and maximum performance, respectively, inclusive of the TSR modifier. Failure to achieve threshold on any one metric would result in no payout for that metric, and failure to achieve threshold on all metrics would result in no payout overall. The Compensation Committee chose Organic revenue and Cumulative Adjusted EBIT as metrics to incentivize and focus executives on long-term profitable growth.

The financial metrics are tied to corporate performance, which aligns all of GE HealthCare's leaders who receive PSUs with the same performance target, in contrast to the metrics used in the Bonus Plan, which for GE HealthCare segment employees are based in part on segment-level performance. See the Appendix for additional information and definitions of the non-GAAP financial measures used in GE HealthCare's 2023 PSUs.

2023 Options and RSUs

The Compensation Committee believes that Options and RSUs effectively focus executives on delivering long-term value to stockholders. Options have value only to the extent that GE HealthCare's stock price rises between the grant date and the exercise date. RSUs reward and are intended to help retain executives by offering them the opportunity to receive GE HealthCare stock if they remain employed by the Company through the date the vesting restrictions lapse.

2023 Stock Options. The annual Options granted to our NEOs in 2023 will vest over three and one-half years in three substantially equal installments on the 18-month, 30-month, and 42-month anniversary of the grant date, subject to the NEO's continued employment through each such vesting date. Options generally expire 10 years from the grant date.

2023 RSUs. The annual RSUs granted to our NEOs in 2023 will vest over three and one-half years in three substantially equal installments on the 18-month, 30-month, and 42-month anniversary of the grant date, subject to the NEO's continued employment through each such vesting date.

2024 PSUs

In the first quarter of 2024, the Compensation Committee changed the metrics for 2024 PSUs by replacing three-year Cumulative Adjusted EBIT with a three-year earnings per share metric weighted at 50% while continuing with Organic revenue weighted at 50%. The Compensation Committee made the decision after a review provided by its independent compensation consultant of prevalent industry practices and considerations of how earnings per share contribute to the Company's long-term strategic objectives and creation of stockholder value.

Other LTI Awards

Founders Grants. The Compensation Committee awarded one-time "Founders Grants" to approximately 8,200 of our leaders, including our NEOs, in the form of Options and RSUs, on February 1, 2023, under the LTI Program. The Founders Grants are intended to align the interests of GE HealthCare leaders, including our NEOs, with those of our stockholders and provide a meaningful ownership stake in the Company from our "Day 1," which is consistent with our Total Rewards Philosophy. The Founders Grants were made in recognition of the pivotal role leadership will play at a critical time following our Spin-Off. The design of the Founders Grants and amounts of the awards were developed after a review of competitive market practices provided by Semler Brossy for equity grants in conjunction with a spin-off or initial public offering and consideration of the potential dilutive impact on stockholders. Founders Grants will vest over a three-year period, with 50% vesting on each of the second and third anniversary of the grant date if the executive remains employed through each vesting date, with limited exceptions for terminations due to death, disability, or a transfer to a successor employer in connection with our transfer of a business operation.

For the approximately 700 recipients who receive annual equity grants as part of their ongoing compensation, including our NEOs, the value of the Founders Grants was determined based on a percentage of their current annual long-term incentive targets. For the NEOs, Founders Grant values were approximately 50% of their annual long-term incentive targets. For the approximately 7,500 recipients who do not regularly receive equity grants as part of their ongoing compensation, the value of the Founders Grants was based on a consistent percentage of salary.

2022 CEO New-Hire PSUs. On January 3, 2022, Mr. Arduini became President and CEO of GE's healthcare business, after joining GE as an employee in December 2021. In connection with becoming our CEO, and pursuant to the terms of his offer letter, in February 2022 he received an equity grant of PSUs ("New-Hire PSUs"). Mr. Arduini's New-Hire PSUs are eligible to vest on March 1, 2025 (except in the event of earlier specified termination events), in an amount between 0% and 150% of the target number of PSUs granted, based on the final average achievement of annual performance objectives set for each of 2022, 2023, and 2024. For 2023, the Compensation Committee selected annual performance metrics, which consisted of Organic revenue (weighted 50%), Adjusted EBIT (weighted 30%), and Free cash flow (weighted 20%), subject to a modification of +/- 10 percentage points for two strategic initiative modifiers focused on our Precision Care pillar and foundational priority of People, Patients, and Culture. Under the applicable accounting principles, such awards are treated as granted in the year that the applicable performance criteria are established and reported as such in the Summary Compensation Table and Grants of Plan-Based Awards Table below. Per SEC rules, the 2023 tranche of Mr. Arduini's New-Hire PSU Award that was granted by GE in 2022 prior to our Spin-Off is included as a 2023 compensation award in these two tables.

2022 Annual PSUs. As disclosed in our 2023 proxy statement, in 2023 the GE MDCC certified the final payouts for the 2022 PSUs at 0% of target, resulting in no payouts to any NEOs and the cancellation of these awards.

2021 Annual PSUs. Each of Messrs. Makela and Zodl were awarded PSUs by GE in 2021, prior to our Spin-Off, which were eligible to vest based on GE's 2021 adjusted earnings per share (50% weighting) and free cash flow (50% weighting) performance, and were subject to modification of +/- 20% based on GE's TSR relative to the S&P 500 Industrials Index from January 1, 2021 through January 3, 2023, the Spin-Off date. As disclosed in our 2023 proxy statement, in 2023 the GE MDCC certified the final payout for the 2021 PSUs at 140% of the executive's target. As a result, 140% of the target 2021 PSUs granted to Mr. Makela (equal to 17,348) vested on March 1, 2024. Mr. Zodl forfeited his 2021 PSUs (equal to 13,878) upon his termination of employment in 2023. No other NEOs held 2021 PSUs.

2023 New-Hire RSUs. In connection with attracting and retaining top executive talent in 2023, the Compensation Committee approved one-time equity awards in consideration of the value of equity candidates forfeited at a prior employer. Specifically, in connection with his hire on June 1, 2023, the Compensation Committee approved a new-hire equity award for Mr. Saccaro in the form of RSUs with a target value of $3,500,000 in recognition of the value of long-term incentives he forfeited from his former employer, with 50% vesting on each of the first and second anniversary of the grant date, subject to his continued employment through each vesting date. In connection with his hire on January 3, 2023, the Compensation Committee approved a new-hire equity award to Mr. Kass-Hout in the form of RSUs with a target value of $3,500,000 in recognition of the value of long-term incentives he forfeited from his former employer, with 50% vesting on each of the first and second anniversary of the grant date, subject to his continued employment through each vesting date.

Equity Grant Practices

Management has developed an equity granting schedule designed to avoid circumstances where the timing of the grant may affect compensation value. Specifically, annual grants are approved by the Compensation Committee at its regularly-scheduled meeting in late January or early February to be granted in early March. The Compensation Committee may also approve equity awards throughout the year for various reasons, including recruitment of new hires, promotions, and retention and/or recognition of top talent. These off-cycle grants are made on regularly scheduled quarterly dates selected so as not to affect compensation value.

The Compensation Committee has also delegated authority to the Company's CEO to grant equity awards to employees who are neither under the Compensation Committee's purview nor direct reports to the CEO, subject to certain limitations on grant value and number of shares granted, as established by the Compensation Committee. These equity awards follow the same granting schedules as described above.

Compensation Actions for 2023

The details of our NEOs' 2023 compensation are set forth below. Each of our NEOs received a one-time Founders Grant in 2023. Due to the one-time nature of the award, each NEO's 2023 Pay Mix is shown below without the Founders Grant. Similarly, the value of any sign-on awards made during the year is omitted from applicable NEOs' Target Pay Mix.



Peter Arduini

President and CEO

2023 Performance Highlights

As President and CEO, Mr. Arduini shapes our strategy, establishes the framework against which performance is measured, and delivers on that performance. Individual performance highlights during 2023 included:

- Strong first-year public company performance meeting and exceeding commitments, delivering growth while increasing R&D investment and improving operating margin.

- Significantly enhanced our digital / AI strategy, capabilities, and execution. Re-introduced world-wide product planning resulting in enterprise-level product and technology roadmaps.

- Successfully separated from GE, meeting timelines, executing all planned 2023 TSA exits, and engaging with stakeholders and investors to position the Company strategically and operationally to achieve short-term commitments and longer-term aspirations.

- Meaningfully advanced the organization's leadership, capabilities, culture, and management processes.

2023 Target Pay Mix



$15,000,000

79% — $11,875,000

13% — $1,875,000
8% — $1,250,000

■ Base Salary ■ Annual Bonus ■ Annual LTI[1]

(1) Annual LTI reflects target value as approved by the Compensation Committee.

2023 Pay Decisions

- **Salary.** Mr. Arduini's salary was set at $1,250,000 and remained unchanged in 2023.

- **Bonus.** Mr. Arduini's bonus target was increased from 125% to 150% of base salary in 2023 based on the terms of his amended offer letter approved by the MDCC in 2022. Mr. Arduini's 2023 actual bonus was $2,460,938, as described beginning on page 45 under "Annual Bonus Plan."

- **Annual Equity Awards.** Mr. Arduini's annual LTI target for 2023 was $11,875,000. In 2023, his annual LTI was granted in the form of approximately 50% PSUs, eligible for vesting in 2025 subject to meeting performance goals, and 25% Options and 25% RSUs, each eligible for vesting over three and one-half years in three substantially equal installments on the 18-month, 30-month, and 42-month anniversary of the grant date, in each case subject to his continued employment through each vesting date.

- **Founders Grant.** The Compensation Committee approved Mr. Arduini's Founders Grant with a target value of $6,000,000, awarded in the form of 75% Options and 25% RSUs, eligible for vesting over a three-year period, with 50% vesting on each of the second and third anniversary of the grant date, subject to his continued employment through each vesting date.

Compensation for Our Other NEOs



James Saccaro

Vice President and
Chief Financial Officer

2023 Performance Highlights

Effective June 1, 2023, Mr. Saccaro was appointed Vice President and Chief Financial Officer, leading our Finance, Information Technology, and Strategy organizations. Individual performance highlights during 2023 included:

- Quickly onboarded to the organization bringing additional rigor and focus in the financial planning processes and driving a multiyear strategic plan, balancing growth, margin accretion, and prudent capital allocation.
- Successfully continued execution of the separation of systems, processes, and policies from GE following the Spin-Off.
- Productively engaged with the investment community and stakeholders, setting clear expectations and building credibility with new and continuing stockholders.

2023 Target Pay Mix



$5,550,000

68% $3,800,000

16% $875,000

16% $875,000

■ Base Salary   ■ Annual Bonus   ■ Annual LTI[1]

(1)   Annual LTI reflects target value as approved by the Compensation Committee.

2023 Pay Decisions

- **Date of Hire.** Mr. Saccaro joined GE HealthCare on June 1, 2023.
- **Salary.** Mr. Saccaro's salary was set at $875,000 in 2023 and prorated for his time in the role.
- **Bonus.** Mr. Saccaro's bonus target was set at 100% of base salary in 2023. Mr. Saccaro's 2023 actual bonus was $641,267, as described beginning on page 45 under "Annual Bonus Plan."
- **Annual Equity Awards.** Mr. Saccaro's annual LTI target for 2023 was $3,800,000. In 2023, his annual LTI was granted in the form of approximately 50% PSUs, eligible for vesting in 2025 subject to meeting performance goals, and 25% Options and 25% RSUs, each eligible for vesting in three substantially equal installments on September 1, 2024, September 1, 2025, and September 1, 2026, in each case subject to continued employment through each vesting date.
- **Founders Grant.** The Compensation Committee approved Mr. Saccaro's Founders Grant at a target value of $1,900,000, awarded in the form of 75% Options and 25% RSUs, eligible for vesting over a three-year period, with 50% vesting on February 1, 2025 and 50% on February 1, 2026, subject to his continued employment through each vesting date.
- **Sign-on Awards.** In connection with his hire on June 1, 2023, Mr. Saccaro received a cash sign-on bonus of $350,000, and the Compensation Committee approved a new-hire equity award in the form of RSUs with a target value of $3,500,000 in recognition of the value of long-term incentives he forfeited from his former employer, with 50% vesting on each of the first and second anniversary of the grant date, subject to his continued employment through each vesting date.



Taha Kass-Hout

Chief Science and
Technology Officer

2023 Performance Highlights

As Chief Science and Technology Officer, Mr. Kass-Hout leads GE HealthCare's Science and Technology organization. Individual performance highlights during 2023 included:

• Enhanced the ambition and trajectory of our digital strategy, bringing a clear vision, inspiration, and focus on the prioritized use cases for accelerated development.

• Recruited top-notch talent into leadership roles and throughout the organization, strengthening skill sets aligned with our long-term vision and strategy.

• Established strong relationships with external partners, strengthening the profile of GE HealthCare as a digital leader and increasing our potential impact through collaboration with world-class technology organizations.

• Relaunched enterprise-level research, technology, and care pathway strategic planning and portfolio management processes.

2023 Target Pay Mix



$5,500,000

68% — $3,700,000

16% — $900,000

16% — $900,000

■ Base Salary   ■ Annual Bonus   ■ Annual LTI[1]

(1)   Annual LTI reflects target value as approved by the Compensation Committee.

2023 Pay Decisions

• **Date of Hire.** Mr. Kass-Hout joined GE HealthCare on January 3, 2023.

• **Salary.** Mr. Kass-Hout's salary was set at $900,000 in 2023 and prorated for his time in the role.

• **Bonus.** Mr. Kass-Hout's bonus target was set at 100% of base salary in 2023. Mr. Kass-Hout's 2023 actual bonus was $1,174,777, as described beginning on page 45 under "Annual Bonus Plan."

• **Annual Equity Awards.** Mr. Kass-Hout's annual LTI target for 2023 was $3,700,000. In 2023, his annual LTI was granted in the form of approximately 50% PSUs, eligible for vesting in 2025 subject to meeting performance goals, and 25% Options and 25% RSUs, each eligible for vesting over three and one-half years in three substantially equal installments on the 18-month, 30-month, and 42-month anniversary of the grant date, in each case subject to his continued employment through each vesting date.

• **Founders Grant.** The Compensation Committee approved Mr. Kass-Hout's Founders Grant at a target value of $1,850,000, awarded in the form of 75% Options and 25% RSUs, eligible for vesting over a three-year period, with 50% vesting on each of the second and third anniversary of the grant date, subject to his continued employment through each vesting date.

• **Sign-on Awards.** In connection with his hire on January 3, 2023, Mr. Kass-Hout received a cash sign-on bonus of $2,500,000, and the Compensation Committee approved a new-hire equity award in the form of RSUs with a target value of $3,500,000 in recognition of the value of long-term incentives he forfeited from his former employer, with 50% vesting on each of the first and second anniversary of the grant date, subject to his continued employment through each vesting date.



Frank Jimenez

General Counsel and
Corporate Secretary

2023 Performance Highlights

As General Counsel and Corporate Secretary, Mr. Jimenez leads GE HealthCare's Global Law and Policy organization. Individual performance highlights during 2023 included:

• Successful year establishing and continuously improving corporate governance processes, policies, and systems.

• Provided balanced, strategic, and responsible advice and counsel on all legal matters including mergers, acquisitions, separation plans, and complex geopolitical events.

• Strong management and continued improvement of robust, contemporary, and highly-effective compliance programs, processes, and systems, to promote adherence to our high standards and expectations for patient safety, quality, ethics, and integrity.

2023 Target Pay Mix



$5,250,000

66% — $3,500,000

17% — $875,000

17% — $875,000

■ Base Salary ■ Annual Bonus ■ Annual LTI[1]

(1) Annual LTI reflects target value as approved by the Compensation Committee.

2023 Pay Decisions

• **Salary.** Mr. Jimenez's salary was increased from $850,000 to $875,000, effective January 1, 2023, in accordance with the terms of his offer letter when he joined GE in 2022.

• **Bonus.** Mr. Jimenez's bonus target was set at 100% of base salary in 2023. Mr. Jimenez's 2023 actual bonus was $1,093,750, as described beginning on page 45 under "Annual Bonus Plan."

• **Annual Equity Awards.** Mr. Jimenez's annual LTI target for 2023 was $3,500,000. In 2023, his annual LTI was granted in the form of approximately 50% PSUs, eligible for vesting in 2025 subject to meeting performance goals, and 25% Options and 25% RSUs, each eligible for vesting over three and one-half years in three substantially equal installments on the 18-month, 30-month, and 42-month anniversary of the grant date, in each case subject to his continued employment through each vesting date.

• **Founders Grant.** The Compensation Committee approved Mr. Jimenez's Founders Grant at a target value of $1,750,000, awarded in the form of 75% Options and 25% RSUs, eligible for vesting over a three-year period, with 50% vesting on each of the second and third anniversary of the grant date, subject to his continued employment through each vesting date.



Jan Makela

CEO, Imaging

2023 Performance Highlights

As Chief Executive Officer of our Imaging business, Mr. Makela leads an organization with approximately $10.6 billion of revenue in 2023. Individual performance highlights during 2023 included:

- Strong business performance, delivering on expectations and successfully managing through market and geopolitical challenges.

- Progressed the product portfolio through bolt-on acquisitions and successful R&D execution.

- Advanced the strategy and positioned the business lines for continued growth and improved profitability.

2023 Target Pay Mix



$4,068,640

68% $2,750,000

16% $659,320

16% $659,320

■ Base Salary ■ Annual Bonus ■ Annual LTI[1]

[1] Annual LTI reflects target value as approved by the Compensation Committee.

2023 Pay Decisions

- **Salary.** Mr. Makela's salary was increased from $622,000 to $659,320[1], effective February 1, 2023, based on market-based benchmarking data, performance, role, and responsibilities.

- **Bonus.** Mr. Makela's bonus target was set at 100% of base salary in 2023. Mr. Makela's 2023 actual bonus was $718,659, as described beginning on page 45 under "Annual Bonus Plan."

- **Annual Equity Awards.** Mr. Makela's annual LTI target for 2023 was $2,750,000. In 2023, his annual LTI was granted in the form of approximately 50% PSUs, eligible for vesting in 2025 subject to meeting performance goals, and 25% Options and 25% RSUs, each eligible for vesting over three and one-half years in three substantially equal installments on the 18-month, 30-month, and 42-month anniversary of the grant date, in each case subject to his continued employment through each vesting date.

- **Founders Grant.** The Compensation Committee approved Mr. Makela's Founders Grant at a target value of $1,375,000, awarded in the form of 75% Options and 25% RSUs, eligible for vesting over a three-year period, with 50% vesting on each of the second and third anniversary of the grant date, subject to his continued employment through each vesting date.

[1] Mr. Makela's base salary was paid in British pounds and converted for purposes of this presentation at an exchange rate of $1.2440 per £1.00, the 2023 average noon buying rate certified for customs purposes by the U.S. Federal Reserve Bank of New York set forth in the H.10 statistical release of the Federal Reserve Board.



Helmut Zodl

Former Chief Financial Officer

2023 Performance Highlights

Effective June 1, 2023, Mr. Zodl transitioned from Chief Financial Officer to our Global Vice President, Special Projects and TSA Separation. After successful completion of certain transition services in connection with our Spin-Off, the Global Vice President, Special Projects and TSA Separation role was eliminated and Mr. Zodl's employment was terminated without cause on August 31, 2023. See "Termination Payments and Potential Termination Payments" beginning on page 70 for information on Mr. Zodl's forfeiture of equity awards and separation benefits Mr. Zodl received under the terms of the Executive Severance Plan. Individual performance highlights during 2023 included:

• Productive engagement with investors and key stakeholders in year one following the Spin-Off.

• Established and oversaw the initial operating plan, core financial processes, and management systems for the Company.

• Successful execution in planning, monitoring, and reporting financial results through mid-year in 2023.

• Successful completion of certain transition services in connection with our Spin-Off.

2023 Target Pay Mix



$4,500,000

66% $3,000,000

17% $750,000

17% $750,000

■ Base Salary   ■ Annual Bonus   ■ Annual LTI[1]

(1) Annual LTI reflects target value as approved by the Compensation Committee.

2023 Pay Decisions

• **Salary.** Mr. Zodl's salary was set at $750,000 in 2023.

• **Bonus.** Mr. Zodl's bonus target was set at 100% of base salary in 2023. Mr. Zodl's 2023 actual bonus was $624,144, as described beginning on page 45 under "Annual Bonus Plan."

• **Annual Equity Awards.** Mr. Zodl's annual LTI target for 2023 had a grant date fair value of $3,000,000. In 2023, his annual LTI was granted in the form of approximately 50% PSUs, eligible for vesting in 2025 subject to meeting performance goals, and 25% Options and 25% RSUs, each eligible for vesting over three and one-half years in three substantially equal installments on the 18-month, 30-month, and 42-month anniversary of the grant date, in each case subject to his continued employment through each vesting date.

• **Founders Grant.** The Compensation Committee approved Mr. Zodl's Founders Grant at a target value of $1,500,000, awarded in the form of 75% Options and 25% RSUs, eligible for vesting over a three-year period, with 50% vesting on each of the second and third anniversary of the grant date, subject to his continued employment through each vesting date.

Other Compensation Elements

Retirement and Other Benefits

Our NEOs generally participate in the broad-based retirement and other benefits provided to our employees. For additional detail, see "Compensation Tables" and narrative disclosures beginning on page 60.

Other Executive Benefits and Perquisites

We provide Executives, including our NEOs, with a limited number of executive benefits and perquisites, which are designed to be competitive with market practices and contribute to attraction and retention. To promote health and general well-being, we provide reimbursements of up to $7,500 for comprehensive executive physicals. We also provide a financial planning benefit that reimburses up to $15,000 per year for financial and tax services. The financial planning benefit is intended to provide participants with professional support to manage complex financial planning matters while enabling them to focus on their role with the Company. For our CEO, in 2023 the Compensation Committee approved an annual travel allowance of up to $175,000. Any amount above the allowance is required to be reimbursed to the Company based on the aggregate incremental cost of such usage.

Employment Arrangements

Offer Letters for Recently Hired NEOs. In hiring new executive talent from outside GE HealthCare, we have extended offer letters. In 2023, we extended offer letters to Messrs. Saccaro and Kass-Hout in connection with the commencement of their employment.

Pursuant to Mr. Saccaro's offer letter, his annual compensation package consists of an annual salary of $875,000, an annual bonus target of 100% of his salary, and a target annual award under the LTI Program of $3.8 million beginning with the annual 2023 grant (awarded in the form of 50% PSUs, 25% Options, and 25% RSUs). The offer letter also provides for a one-time Founders Grant of $1.9 million (awarded in the form of 75% Options and 25% RSUs), a one-time make-whole RSU award of $3.5 million in recognition of the value of long-term incentives he forfeited from his former employer with 50% vesting on each of the first and second anniversary of the grant date, and a one-time cash sign-on award of $350,000.

Pursuant to Mr. Kass-Hout's offer letter, his annual compensation package consists of an annual salary of $900,000, an annual bonus target of 100% of his salary, and a target annual award under the LTI Program of $3.7 million beginning with the annual 2023 grant (awarded in the form of 50% PSUs, 25% Options, and 25% RSUs). The offer letter also provides for a one-time Founders Grant of $1.85 million (awarded in the form of 75% Options and 25% RSUs), a one-time make-whole RSU award of $3.5 million in recognition of the value of long-term incentives he forfeited from his former employer with 50% vesting on each of the first and second anniversary of the grant date, and a one-time cash sign-on award of $2.5 million.

In connection with both executive offers, the Compensation Committee concluded that to attract top executive talent, one-time make-whole equity awards were appropriate in consideration of the value of equity forfeited at a prior employer. With regard to the one-time cash awards, the amounts Messrs. Saccaro and Kass-Hout received are repayable in full if they voluntarily leave or are terminated for cause, within the one- and two-year anniversaries of their start dates, respectively.

Employment Agreement with Mr. Makela. Mr. Makela has an employment agreement. Consistent with local law, the terms of the employment agreement provide for a base salary of £530,000 per year with a target annual bonus equal to 100% of base salary, certain pension benefits described below, an annual equity grant (which may consist of Options, RSUs, PSUs, or a combination thereof without specifying the targets or amounts or value), an executive medical program, a monthly car allowance, and flexible benefits and holidays provided to U.K. employees. The terms of Mr. Makela's employment agreement do not otherwise affect the nature and amount of compensation and benefits Mr. Makela could potentially receive upon a future termination beyond benefits generally provided to salaried employees employed by GE HealthCare in the U.K.

Severance and Change in Control Arrangements

GE HealthCare US Severance and Change in Control Plan for CEO and Leadership Team. In order to standardize the severance payments available to our Executives, in March 2023 the Compensation Committee adopted the GE HealthCare US Severance and Change in Control Plan for CEO and Leadership Team ("Executive Severance Plan"). All of the NEOs, other than Mr. Makela who is not eligible under the Executive Severance Plan as he is not working in the U.S., participate in the Executive Severance Plan. However, it is the intent of the Compensation Committee that Executives who are not working in the U.S. would be eligible for the better of the benefits they would be eligible for under the Executive Severance Plan if they were working in the U.S., and the benefits they are eligible for under local law.

In the event of a qualifying termination of employment, the Executive Severance Plan provides for a lump sum cash severance payment equal to the sum of base salary and target annual bonus multiplied by 2.0 for the CEO and multiplied by 1.0 for other participating Leadership Team members. In addition, benefits continuation and outplacement services would be provided for 24 months for the CEO and 12 months for Leadership Team members.

Under the Executive Severance Plan, the following terms have the meanings set forth below:

- A qualifying termination under the Executive Severance Plan occurs when the Executive Severance Plan administrator determines in its sole discretion that one of the following events has occurred:

  (a) The participant's position has been eliminated (and not replaced);

  (b) The participant's employment has been terminated without "cause;" or

  (c) The participant terminates their employment for "good reason."

A qualifying termination also occurs if within 24 months of a change in control, as defined in the Executive Severance Plan, the participant's employment is terminated due to a position elimination, by the employer without "cause," or by the participant for "good reason."

If a participant experiences a qualifying termination of employment within two years following a change in control of the Company, the Executive Severance Plan provides for a lump sum cash severance benefit to the CEO equal to 36 months of base salary, plus 2.99 times the CEO's target annual bonus. For Leadership Team members, the lump sum cash severance benefit is equal to 24 months of base salary, plus two times the Leadership Team members' target annual bonus. In addition, benefits continuation and outplacement services are provided for 36 months for the CEO and for 24 months for Leadership Team members.

The Executive Severance Plan does not vary the terms of equity awards, and all outstanding equity awards will be treated as provided under the terms of the applicable plans and equity award agreements in the event of a qualifying termination. The Plan does not vary how a pro-rata bonus, if any, will be calculated or paid under the Bonus Plan for the year in which a qualifying termination occurs.

Any payment of benefits under the Executive Severance Plan is subject to the execution of a release and waiver of claims acceptable to the Company, including, where legally permissible, non-competition, non-solicitation, and non-disparagement obligations.

Other Executive Compensation Policies and Practices

Many of our executive compensation policies and practices are included in the Governance Principles adopted by our Board. Specifically, our NEOs and other executives are subject to rigorous stock ownership requirements and are precluded from hedging and pledging. The Compensation Committee receives regular updates on the current stock ownership of our NEOs and other executives under the Compensation Committee's purview. All of our NEOs are in compliance with our stock ownership guidelines.

In October 2023, our Board restated our Clawback Policy to meet listing standard requirements while retaining our ability to clawback and recoup performance-based or incentive compensation under certain circumstances, including for misconduct outside the context of a financial restatement.

See "Key Areas of Board Oversight" beginning on page 21 for additional details on these policies and practices, including:

- Rigorous stock ownership requirements
- No hedging or pledging
- Clawback Policy

Compensation Risk Assessment. The Compensation Committee oversees an annual risk assessment of GE HealthCare's compensation policies and practices. For 2023, the assessment was led by Semler Brossy, the Compensation Committee's independent compensation consultant, with review and input from management. Based on results of the assessment, the Compensation Committee concluded that GE HealthCare's compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Compensation Committee Report

The Talent, Culture, and Compensation Committee has reviewed the Compensation Discussion and Analysis (pages 40 through 58) and discussed that analysis with management. Based on its review and discussions with management, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the 2023 Form 10-K and this proxy statement. This report is provided by the following independent directors, who comprise the committee:

Lloyd W. Howell, Jr.
Tomislav Mihaljevic
William J. Stromberg
Phoebe L. Yang

Compensation Tables

Summary Compensation Table

The following table summarizes the total compensation earned by each of our NEOs for the fiscal years ended December 31 as presented below. Messrs. Arduini, Saccaro, Kass-Hout, and Jimenez were not NEOs for fiscal 2021 and Messrs. Saccaro and Kass-Hout were not NEOs for fiscal 2022. As discussed in this proxy statement, we became an independent public company effective January 3, 2023. The information provided below includes compensation earned by our NEOs for services provided to GE and us prior to the Spin-Off. The following table reflects the adjusted pre-Spin-Off stock awards and Options granted by GE to our NEOs during the fiscal years presented below and the post-Spin-Off equity awards granted by GE HealthCare to our NEOs. The value of our pre-Spin-Off stock awards reflect the post-Spin-Off conversion ratio, which was equal to the closing share price of GE immediately prior to the Spin-Off on January 3, 2023, divided by the volume weighted average share price of GE HealthCare's stock on the first trading day following the Spin-Off, January 4, 2023, which resulted in an equity conversion ratio of 1.412087. No conversion was required for awards granted in 2023 as they were granted post-Spin-Off.

Name & Principal Position	Year	Salary ($)	Bonus[1] ($)	Stock Awards[2][3] ($)	Stock Options[4] ($)	Non-Equity Incentive Plan Compensation[5] ($)	Change In Pension Value[6] ($)	All Other Compensation[7] ($)	Total ($)
Peter J. Arduini									
President and CEO	2023	1,246,006	0	12,705,850	7,468,736	2,460,938	46,043	583,374	24,510,947
	2022	1,250,000	0	6,135,961	2,099,996	890,625	0	120,520	10,497,102
James Saccaro									
VP and CFO	2023	493,131	350,000	7,077,520	2,374,970	641,267	0	34,519	10,971,407
Taha Kass-Hout									
Chief Science and Technology Officer	2023	876,421	2,500,000	6,951,138	2,312,454	1,174,777	0	57,174	13,871,964
Frank R. Jimenez									
General Counsel and Corporate Secretary	2023	871,629	0	3,264,661	2,187,479	1,093,750	0	92,638	7,510,157
	2022	728,571	0	5,162,431	0	458,483	0	664,485	7,013,970
Jan Makela									
CEO, Imaging	2023	656,210 [8]	0	2,565,096	1,718,728	718,659 [8]	0	192,105 [8]	5,850,798
	2022	618,561	0	1,853,999	0	321,652	0	181,856	2,976,068
	2021	688,188	666,166	2,729,463	1,875,000	0	774,038	16,517	6,749,372
Helmut Zodl									
Former CFO	2023	514,696	0	2,798,262	1,874,980	624,144	0	1,616,284	7,428,366
	2022	750,000	0	1,483,209	0	491,625	0	97,301	2,822,135
	2021	687,500	1,812,500	3,150,427	0	0	0	169,881	5,820,308

[1] For Mr. Saccaro and Mr. Kass-Hout, the amounts reflect one-time cash sign-on bonuses of $350,000 and $2,500,000, respectively, pursuant to their offer letters.

[2] Represents the aggregate grant date fair value of PSU and RSU awards pursuant to FASB ASC Topic 718, Compensation – Stock Awards. The value is reflective of the amount the Company expects to expense for accounting purposes over the awards' vesting schedules and does not correspond to the actual values that NEOs will realize from the award. For 2023, RSU awards include annual RSUs awarded pursuant to the 2023 LTI Program, one-time new-hire RSU awards for Messrs. Saccaro and Kass-Hout in connection with their hires, and one-time Founders Grants that each NEO received in connection with the Spin-Off, partially in the form of RSUs. For 2023, PSU awards include annual PSUs awarded pursuant to the 2023 LTI Program and the 2023 tranche of Mr. Arduini's 2022 New-Hire PSU award granted by GE in 2022 prior to our Spin-Off. The aggregate grant date fair value of the PSU awards is calculated based on the most probable outcome of the performance conditions as of the grant date. The aggregate grant date fair value of these 2023 awards assuming maximum performance would be as follows: Mr. Arduini ($13,247,126 for his 2023 PSUs and $2,420,430 for the 2023 tranche of Mr. Arduini's 2022 New-Hire PSU award), Mr. Saccaro ($4,305,134), Mr. Kass-Hout ($4,127,473), Mr. Jimenez ($3,904,366), Mr. Makela ($3,067,717), and Mr. Zodl ($3,346,600). For information on the assumptions used in valuing a particular year's grant, see Note 16 on Share-Based Compensation in our 2023 Form 10-K.

(3) The following table discloses the grant date fair value of each award granted in 2023 to the applicable NEO:

	2023 Annual RSUs ($)	2023 Annual PSUs[a] ($)	One-Time New-Hire PSUs[b]	One-Time New-Hire RSUs ($)	One-Time Founders Grant RSUs ($)	Total 2023 Annual RSUs and PSUs[c] ($)	Total ($)
Arduini	2,968,703	6,623,563	1,613,620		1,499,964	11,205,886	12,705,850
Saccaro	949,977	2,152,567		3,499,987	474,989	3,102,544	7,077,520
Kass-Hout	924,985	2,063,737		3,499,930	462,486	2,988,722	6,951,138
Jimenez	874,986	1,952,183			437,492	2,827,169	3,264,661
Makela	687,489	1,533,858			343,749	2,221,347	2,565,096
Zodl	749,988	1,673,300			374,974	2,423,288	2,798,262

(a) The 2023 annual PSUs are measured on the grant date using a Monte Carlo simulation model with the following assumptions:

Assumptions	2023 Annual PSUs for all NEOs excluding Mr. Saccaro	2023 Annual PSUs for Mr. Saccaro
Risk-Free Rate	4.58 %	4.04 %
Volatility	26.73 %	25.30 %
Expected Term (in years)	2.83	2.58
Dividend Yield	0.00 %	0.00 %

(b) The 2023 tranche of Mr. Arduini's 2022 New-Hire PSUs granted by GE in 2022 is measured on the grant date using the discount factor shown below to reflect the one-year holding requirement.

Assumptions	One-Time New-Hire
Volatility	28.86 %
Expected Term (in years)	1.00
Dividend Yield	0.00 %
Discount Factor	6.59 %

(c) For Mr. Arduini, 2023 PSUs include his 2023 annual award ($6,623,563) and 2023 tranche of his 2022 New-Hire PSUs ($1,613,620) granted by GE in 2022 prior to our Spin-Off.

(4) Represents the aggregate grant date fair value of Option awards. These amounts reflect the Company's accounting expense and do not correspond to the actual value that the NEOs will realize. For information on the assumptions used in valuing a particular year's grant, see the Note 16 on Share-Based Compensation in our 2023 Form 10-K. The following table discloses the grant date fair value of each award granted in 2023 to the applicable NEO:

	2023 Annual Options[a] ($)	One-Time Founders Grant Stock Options[a] ($)	Total ($)
Arduini	2,968,738	4,499,998	7,468,736
Saccaro	949,982	1,424,988	2,374,970
Kass-Hout	924,974	1,387,480	2,312,454
Jimenez	874,989	1,312,490	2,187,479
Makela	687,489	1,031,239	1,718,728
Zodl	749,998	1,124,982	1,874,980

(a) Key assumptions used in the Black-Scholes valuation for the 2023 Annual Options and One-Time Founders Grant Stock Options, as well as the strike prices, are as follows:

	2023 Annual Options for all NEOs excluding Mr. Saccaro	2023 Annual Options for Mr. Saccaro	One-Time Founders Grant Options for all NEOs excluding Mr. Saccaro	One-Time Founders Grant Options for Mr. Saccaro
Risk-Free Rate	4.12 %	3.60 %	3.38 %	3.60 %
Volatility	26.29 %	25.57 %	26.53 %	25.59 %
Expected Term (in years)	6.25	6.13	6.25	6.08
Dividend Yield	0.00 %	0.15 %	0.00 %	0.15 %
Strike Price	$75.30	$79.83	$70.01	$79.83

(5) Amounts earned under the Bonus Plan. See the "Grants of Plan-Based Awards Table" on beginning on page 63 for additional information on the Bonus Plan.

(6) Year-over-year changes in pension value generally are driven by changes in actuarial pension assumptions, increases in age, any additional service, and compensation, as applicable. In 2023, there was a net increase in pension value for Mr. Arduini ($46,043) due to the decrease in the discount rate in the US Pension Plan. For Mr. Makela, there was a net decrease in pension value of $187,718, based on a $195,255 decrease due to the increase in the discount rate in the UK Pension Plan and a $7,537 increase due to a change in currency conversion. In accordance with SEC rules, no amount is reported in the table for the NEOs with a negative value. See "Pension Benefits" beginning on page 68 for additional information on these benefits.

(7) GE HealthCare provides its executives with other benefits that it believes are market-competitive and contribute to attraction and retention of top talent. The costs of these benefits for 2023, minus any reimbursements by the NEOs, are shown in the table below:

Name	Company Contributions to Retirement Savings Plan[a] ($)	Company Credits to Restoration Plan[b] ($)	Financial and Tax Planning[c] ($)	Relocation Benefits[d] ($)	Relocation Tax Benefits[e] ($)	Travel ($)[f]	Severance ($)[g]	Other[h] ($)	Total ($)
Arduini	23,100	95,292		352,907	58,065	54,010			583,374
Saccaro	23,100	11,419							34,519
Kass-Hout	16,224	38,250	2,700						57,174
Jimenez	23,100	53,961	12,904	1,748	925				92,638
Makela								192,105 [8]	192,105
Zodl	23,100	30,136	11,161			51,887	1,500,000		1,616,284

(a) Represents Company contributions for the 2023 plan year under the GE HealthCare Retirement Savings Plan ("RSP"). For Messrs. Arduini, Saccaro, Kass-Hout, Jimenez, and Zodl, represents matching contributions equaling up to 4% of eligible pay, and automatic contributions equaling 3% of eligible pay, up to the caps imposed under IRS rules. Mr. Makela is based outside the United States and is not eligible to participate in the RSP. Contributions to the RSP for the 2023 plan year were made in 2023 and in January 2024. Upon his termination of employment, Mr. Zodl will forfeit Company contributions in his RSP account as provided under the administrative rules of the RSP.

(b) Represents credits for the 2023 plan year under the Restoration Plan. For Messrs. Arduini, Saccaro, Kass-Hout, Jimenez, and Zodl, represents credits of 7% of annual earnings (including base salary and up to one-half of eligible bonus payments) in excess of $330,000, the IRS-prescribed compensation limit for 2023. Mr. Makela is based outside the United States and is not eligible to participate in the Restoration Plan. Credits to the Restoration Plan for the 2023 plan year were made in 2024. Upon his termination of employment, Mr. Zodl forfeited his Restoration Plan account balance.

(c) Includes expenses for the use of advisors for financial, estate, and tax preparation and planning, and investment analysis and advice.

(d) Expenses for relocation are provided under a Company program and consistent with the terms of the NEOs' offer letters. Costs shown for Mr. Arduini include movement of household goods ($48,167), sale of departure home ($276,633), lump sum and miscellaneous allowances ($27,712), and other moving costs ($395). Costs shown for Mr. Jimenez include movement of household goods.

(e) Includes tax gross-ups and equalization benefits provided in connection with relocation benefits.

(f) For Mr. Arduini, this column represents the amount of his annual travel allowance for 2023 used during the year. In 2023, the Compensation Committee approved an annual travel allowance for Mr. Arduini of up to $175,000. In 2023, the Compensation Committee also approved certain travel expenses for Mr. Zodl as reflected in the column.

(g) For Mr. Zodl, this column includes the lump sum severance benefit payable under the Executive Severance Plan. See "Termination Payments and Potential Termination Payments" beginning on page 70 for additional information on benefits payable to Mr. Zodl under the Executive Severance Plan and the equity and benefits he forfeited upon his termination of employment.

(h) For Mr. Makela, this column includes a monthly car allowance payable under the terms of his employment agreement ($14,928) and Company contributions of 27% of base salary ($177,177) paid to Mr. Makela as a monthly cash payment under the terms of the GE HealthCare Pension Saver Plan ("UK Pension Saver Plan"), which allows participants to elect to have this Company contribution paid as a monthly cash payment or paid into the UK Pension Saver Plan. For 2022 and 2023, Mr. Makela elected to have 100% of the Company contribution paid in cash. Our 2023 proxy statement inadvertently excluded 2022 UK Pension Saver Plan Company contributions of $167,011 paid to Mr. Makela, which is included for 2022 in the Summary Compensation Table.

(8) For Mr. Makela, all cash amounts were paid in British pounds and converted for purposes of this presentation at an exchange rate of $1.2440 per £1.00, the 2023 average noon buying rate certified for customs purposes by the U.S. Federal Reserve Bank of New York set forth in the H.10 statistical release of the Federal Reserve Board.

Grants of Plan-Based Awards Table

The following table shows annual Bonus Plan and PSU, RSU, and Option awards granted by GE HealthCare to our NEOs in 2023. Please refer to "Annual Bonus Plan" beginning on page 45 for a description of the Company's Bonus Plan and "Long-Term Incentive Program" beginning on page 47 for more information on each of the award types.

Name	Grant Date	Award Type	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)[4]	Exercise or Base Price of Option Awards ($/share)[5]	Grant Date Fair Value of Stock and Option Awards ($)[6]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Arduini												
		Annual Bonus	937,500	1,875,000	3,750,000							
	2/23/2022	New-Hire PSUs[7]				12,226	24,452	36,678				1,613,620
	2/1/2023	Founders Options								188,127	70.01	4,499,998
	2/1/2023	Founders RSUs							21,425			1,499,964
	3/1/2023	Annual Options								109,994	75.30	2,968,738
	3/1/2023	Annual RSUs							39,425			2,968,703
	3/1/2023	Annual PSUs				39,426	78,851	157,702				6,623,563
Saccaro												
		Annual Bonus	256,507	513,014	1,026,028							
	6/1/2023	New-Hire RSUs							43,843			3,499,987
	6/1/2023	Founders Options								54,472	79.83	1,424,988
	6/1/2023	Founders RSUs							5,950			474,989
	6/1/2023	Annual Options								36,176	79.83	949,982
	6/1/2023	Annual RSUs							11,900			949,977
	6/1/2023	Annual PSUs				11,900	23,800	47,600				2,152,567
Kass-Hout												
		Annual Bonus	447,534	895,068	1,790,136							
	2/2/2023	New-Hire RSUs							49,539			3,499,930
	2/1/2023	Founders Options								58,005	70.01	1,387,480
	2/1/2023	Founders RSUs							6,606			462,486
	3/1/2023	Annual Options								34,271	75.30	924,974
	3/1/2023	Annual RSUs							12,284			924,985
	3/1/2023	Annual PSUs				12,284	24,568	49,136				2,063,737
Jimenez												
		Annual Bonus	437,500	875,000	1,750,000							
	2/1/2023	Founders Options								54,870	70.01	1,312,490
	2/1/2023	Founders RSUs							6,249			437,492
	3/1/2023	Annual Options								32,419	75.30	874,989
	3/1/2023	Annual RSUs							11,620			874,986
	3/1/2023	Annual PSUs				11,620	23,240	46,480				1,952,183
Makela												
		Annual Bonus	329,660	659,320	1,318,640							
	2/1/2023	Founders Options								43,112	70.01	1,031,239
	2/1/2023	Founders RSUs							4,910			343,749
	3/1/2023	Annual Options								25,472	75.30	687,489
	3/1/2023	Annual RSUs							9,130			687,489
	3/1/2023	Annual PSUs				9,130	18,260	36,520				1,533,858
Zodl												
		Annual Bonus	249,658	499,315	998,630							
	2/1/2023	Founders Options								47,031	70.01	1,124,982
	2/1/2023	Founders RSUs							5,356			374,974
	3/1/2023	Annual Options								27,788	75.30	749,998
	3/1/2023	Annual RSUs							9,960			749,988
	3/1/2023	Annual PSUs				9,960	19,920	39,840				1,673,300

(1) Represents the potential payouts for each NEO for 2023 under the Bonus Plan, which is our annual incentive program designed to reward achievement of annual performance goals. Target bonus amounts for Messrs. Saccaro, Kass-Hout, and Zodl reflect the pro-rated target amounts for the time spent in their role in 2023; threshold and maximum amounts are based off of their pro-rated targets. The actual Bonus Plan payouts for our NEOs for 2023 are reported in the Summary Compensation Table in the Non-Equity Incentive Plan Compensation column. The performance metrics and methodology for calculating payouts are described under "Annual Bonus Plan" on page 45.

(2) Represents the potential number of PSUs that could be earned at the end of the three-year performance period from annual PSU awards granted on March 1, 2023 to all NEOs other than Mr. Saccaro and on June 1, 2023 to Mr. Saccaro in connection with his hire, and from the 2023 tranche of Mr. Arduini's 2022 New-Hire PSU award granted by GE in 2022 prior to our Spin-Off. The actual number of PSUs earned is based on achievement of performance metrics and the methodology for calculating payouts as described under "2023 PSUs" on page 48 for 2023 annual PSU awards and under "Other LTI Awards" on page 49 for Mr. Arduini's New-Hire PSU award. The number of shares that were possible to earn at the time of the grant ranged from 0% to 200% of the target number of PSUs for 2023 annual PSU awards and 0% to 150% of the target number of PSUs for Mr. Arduini's New-Hire PSU award.

(3) Represents the number of RSUs granted under the LTI Program. In connection with the Spin-Off, all NEOs received a one-time Founders Grant, partially in the form of RSUs. Messrs. Saccaro and Kass-Hout also received one-time new-hire RSU awards under the terms of their offer letters.

(4) Represents the number of Options granted under the LTI Program. In connection with the Spin-Off, all NEOs received a one-time Founders Grant, partially in the form of Options.

(5) The Option exercise price equals the closing price of GE HealthCare common stock on the grant date.

(6) The grant date fair value of awards granted in 2023 are calculated based on the probable outcome of the performance conditions for PSUs as of the grant date. Values are calculated in accordance with FASB ASC Topic 718 but exclude the effect of estimated forfeitures.

(7) Mr. Arduini's 2022 New-Hire PSU award represents the 2023 tranche of the award granted by GE in 2022 prior to our Spin-Off. Under the applicable accounting principles, such awards are treated as granted in the year that the applicable performance criteria are established.

Outstanding Equity Awards at Fiscal Year-End Table

The following table shows the NEOs' outstanding stock and Option grants as of year-end. It includes unexercised Options (vested and unvested), RSUs, and PSUs for which vesting conditions were not yet satisfied as of December 31, 2023. The number of awards included in the following table reflects both the pre-Spin-Off equity awards granted by GE to our NEOs, as applicable, and the post-Spin-Off equity awards granted by GE HealthCare to our NEOs[1].

| Name of Executive | Grant Date | Option Awards | | | | Stock Awards | | | | Vesting Schedule[4] |
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value Of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]	
Arduini										
	2/23/2022							24,452	1,890,629	100% in 2025 subject to performance
	3/1/2022	0	89,023	65.39	3/1/2032					50% in 2024 and 2025
	3/1/2022					20,395	1,576,941			50% in 2024 and 2025
	2/1/2023	0	188,127	70.01	2/1/2033					50% in 2025 and 2026
	2/1/2023					21,425	1,656,581			50% in 2025 and 2026
	3/1/2023	0	109,994	75.30	3/1/2033					33% in 2024, 33% in 2025, and 34% in 2026
	3/1/2023					39,425	3,048,341			33% in 2024, 33% in 2025, and 34% in 2026
	3/1/2023							39,426	3,048,380	100% in 2026 subject to performance
Saccaro										
	6/1/2023	0	54,472	79.83	6/1/2033					50% in 2025 and 2026
	6/1/2023	0	36,176	79.83	6/1/2033					33% in 2024, 33% in 2025, and 34% in 2026
	6/1/2023					43,843	3,389,941			50% in 2024 and 2025
	6/1/2023					5,950	460,054			50% in 2025 and 2026
	6/1/2023					11,900	920,108			33% in 2024, 33% in 2025, and 34% in 2026
	6/1/2023							11,900	920,108	100% in 2026 subject to performance
Kass-Hout										
	2/1/2023	0	58,005	70.01	2/1/2033					50% in 2025 and 2026
	2/1/2023					6,606	510,776			50% in 2025 and 2026
	2/2/2023					49,539	3,830,355			50% in 2024 and 2025
	3/1/2023	0	34,271	75.30	3/1/2033					33% in 2024, 33% in 2025, and 34% in 2026
	3/1/2023					12,284	949,799			33% in 2024, 33% in 2025, and 34% in 2026
	3/1/2023							12,284	949,799	100% in 2026 subject to performance
Jimenez										
	3/1/2022					36,421	2,816,072			50% in 2024 and 2025
	3/1/2022					21,853	1,689,674			50% in 2024 and 2025
	2/1/2023	0	54,870	70.01	2/1/2033					50% in 2025 and 2026
	2/1/2023					6,249	483,173			50% in 2025 and 2026
	3/1/2023	0	32,419	75.30	3/1/2033					33% in 2024, 33% in 2025, and 34% in 2026
	3/1/2023					11,620	898,458			33% in 2024, 33% in 2025, and 34% in 2026
	3/1/2023							11,620	898,458	100% in 2026 subject to performance

		Option Awards				Stock Awards				
Name of Executive	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value Of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]	Vesting Schedule[4]
Makela										
	9/5/2014	206		142.15	9/5/2024					Fully Vested
	9/5/2014	2,328		142.15	9/5/2024					Fully Vested
	9/11/2015	4,408		135.92	9/11/2025					Fully Vested
	9/30/2016	7,345		161.30	9/30/2026					Fully Vested
	3/2/2020	28,615		63.51	3/2/2030					Fully Vested
	8/3/2020					9,778	756,035			50% in 2024 (50% vested in 2023)
	3/1/2021					7,423	573,946			50% in 2024 (50% vested in 2023)
	3/1/2021					17,348	1,341,347			100% in 2024 subject to performance
	7/1/2021	33,095	33,096	76.37	7/1/2031					50% in 2024 (50% vested in 2023)
	7/1/2021					4,105	317,399			50% in 2024 (50% vested in 2023)
	3/1/2022					14,569	1,126,475			50% in 2024 and 2025
	2/1/2023	0	43,112	70.01	2/1/2033					50% in 2025 and 2026
	2/1/2023					4,910	379,641			50% in 2025 and 2026
	3/1/2023	0	25,472	75.30	3/1/2033					33% in 2024, 33% in 2025, and 34% in 2026
	3/1/2023					9,130	705,932			33% in 2024, 33% in 2025, and 34% in 2026
	3/1/2023							9,130	705,932	100% in 2026 subject to performance
Zodl[5]										

[1] Number of Outstanding Shares for awards granted prior to 2023 reflect the post-Spin-Off conversion ratio. The conversion ratio was equal to the closing share price of GE immediately prior to the Spin-Off on January 3, 2023 ($60.18), divided by the volume weighted average share price of GE HealthCare's stock on the first trading day following the Spin-Off, January 4, 2023, which resulted in an equity conversion ratio of 1.412087. Option exercise prices were also adjusted for the conversion ratio. No conversion was required for awards granted in 2023 as they were granted post-Spin-Off.

[2] The market value of RSUs is calculated by multiplying the closing price of GE HealthCare stock as of December 29, 2023 ($77.32) (the last trading day for the year) by the number of shares underlying each award. In 2023, the GE MDCC certified the 2021 PSUs performance at 140%; as a result, Mr. Makela's 2021 PSU awards are equal to 17,348, and vested on March 1, 2024. Under the terms of the award agreement, Mr. Zodl forfeited his 2021 PSUs in connection with his termination.

[3] The market value of PSUs is calculated by multiplying the closing price of GE HealthCare stock as of December 29, 2023 ($77.32) (the last trading day for the year) by the number of shares underlying each award. With respect to the 2022 New-Hire PSUs granted to Mr. Arduini by GE in 2022 prior to our Spin-Off, PSUs granted to Messrs. Arduini, Kass-Hout, Jimenez, and Makela on March 1, 2023, and PSUs granted to Mr. Saccaro on June 1, 2023, this value assumes satisfaction of the threshold-level payout for the awards. Per SEC rules, the 2022 and 2023 tranches of Mr. Arduini's 2022 New-Hire PSU Award that was granted by GE in 2022 prior to our Spin-Off are captured in the table above. As previously disclosed, the threshold performance metrics for the PSUs granted in 2022 (other than the New-Hire PSUs) were not met, resulting in a 0% payout for such PSUs. For PSUs granted to Mr. Makela on March 1, 2021, this value assumes satisfaction of the maximum-level payout for the awards, representing the achievement of goals delivering significant stockholder returns. For PSUs granted in 2020 subject to vest on March 1, 2023, the threshold performance metrics were not met, resulting in a 0% payout for such PSUs.

[4] Annual Options and RSUs granted since our Spin-Off vest over three and one-half years in three substantially equal installments on the 18-month, 30-month, and 42-month anniversary of the grant date, and Mr. Saccaro's annual RSUs granted in 2023 will vest in three substantially equal installments on September 1, 2024, September 1, 2025, and September 1, 2026, in each case, subject to the NEO's continued employment through each such vesting date. Founders Options and RSUs vest 50% on February 1, 2025 and 50% on February 1, 2026, subject to the NEO's continued employment through each such vesting date. The new-hire RSUs granted to Messrs. Saccaro and Kass-Hout will vest 50% on the first anniversary of the grant date and 50% on the second anniversary of the grant date, subject to their continued employment through each such vesting date. PSUs vest at the end of the 3-year performance period, contingent upon satisfaction of the performance criteria, and subject to the NEO's continued employment through such vesting date. Annual Options and RSUs granted prior to our Spin-Off generally vest over two or three years.

[5] Mr. Zodl had no outstanding equity awards at year end as each such award was forfeited in connection with his termination of employment on August 31, 2023, including the following awards: 2021 RSUs (of which 11,878 shares were granted in March 2021, 17,397 shares were granted in April 2021, and 1,990 shares were granted in June 2021), 2021 PSUs (13,878 shares), 2022 RSUs (11,654 shares), 2023 Founders Grant Options (47,031 shares), 2023 Founders Grant RSUs (5,356 shares), 2023 Options (27,788 shares), 2023 RSUs (9,960 shares), and 2023 PSUs (9,960 shares).

Option Exercises and Stock Vested Table

The following table shows the number of shares the NEOs acquired and the values they realized upon exercising Options and/or the vesting of RSUs during 2023. During the year, none of the NEOs earned any PSUs, and only Mr. Makela exercised Options. Both Mr. Makela and Mr. Zodl had RSUs that vested. Values are shown before payment of any applicable withholding taxes or brokerage commissions.

	Option Awards		PSUs & RSUs	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Arduini	0	0	0	0
Saccaro	0	0	0	0
Kass-Hout	0	0	0	0
Jimenez	0	0	0	0
Makela	64,945	2,265,223	24,547	1,877,559
Zodl	0	0	15,632	1,241,026

Deferred Compensation

GE HealthCare offers certain nonqualified deferred compensation programs and arrangements for executives. The description below is for the plan for which our NEOs were eligible during 2023.

GE HealthCare Restoration Plan

Eligibility. U.S. employees who became U.S. executives on or after January 1, 2021 (including Messrs. Arduini, Saccaro, Kass-Hout, Jimenez, and Zodl) accrue benefits under the Restoration Plan. Mr. Makela is not eligible to participate in the Restoration Plan since he is based outside the United States. Executives are not permitted to make contributions under the Restoration Plan.

Benefit Formula. Restoration Plan participants are credited with 7% of their annual earnings, which include base salary and up to one-half of eligible bonus payments, which exceed the IRS-prescribed limit applicable to tax-qualified plans ($330,000 for 2023).

Earnings and Vesting. The annual credits are notionally invested as elected by the participant in notional investment options that mirror the investment options available under the broad-based tax-qualified RSP. Participants may change their election up to twelve times per quarter. Earnings are currently credited daily. Participants generally vest in Restoration Plan accounts after 3 years of service.

Time and Form of Payment. Vested amounts under the Restoration Plan are paid in a lump sum, generally in July of the year following the year of the participant's separation from service.

Nonqualified Deferred Compensation Table

The table below shows amounts credited to the NEOs' accounts under GE HealthCare's nonqualified deferred compensation plans and plan balances as of December 31, 2023.

Name	Executive Contributions in 2023[1] ($)	GE HealthCare Credits in 2023[2] ($)	Aggregate Earnings in Last Fiscal Year — GE HealthCare Restoration Plan[3] ($)	Aggregate Withdrawals/ Distributions — Restoration Plan ($)	Aggregate Balance at Last Fiscal Year-End — Restoration Plan ($)
Arduini	0	95,292	8,234	0	178,496
Saccaro	0	11,419	0	0	11,419
Kass-Hout	0	38,250	0	0	38,250
Jimenez	0	53,961	7,109	0	89,905
Makela	0	0	0	0	0
Zodl[4]	0	0	0	0	0

[1] Executives are not permitted to make contributions to the Restoration Plan.

[2] Credits under the Restoration Plan were accrued on December 15, 2023 and credited to our NEOs' accounts in the Restoration Plan in January 2024. These amounts are reported as compensation in the Summary Compensation Table above.

[3] Aggregate earnings are reported as compensation in the Summary Compensation Table above.

[4] Under the terms of the Restoration Plan, Mr. Zodl forfeited his Restoration Plan balance of $126,694, which included a beginning balance of $84,773, aggregate earnings of $11,785, and 2023 GE HealthCare Credits of $30,136 upon his termination on August 31, 2023.

Pension Benefits

GE HealthCare provides retirement benefits to certain eligible employees based in the U.S. The GE HealthCare Pension Plan ("US Pension Plan") is a funded, tax-qualified plan. GE HealthCare maintains the GE HealthCare U.K. Pension Plan ("UK Pension Plan") for U.K.-based employees, as described below.

US Pension Plan

Eligibility and Vesting. The US Pension Plan is a broad-based retirement program for U.S.-based employees which is a mirror of the GE Pension Plan for our eligible employees and former employees that has been closed to new participants since 2012 (2011 for salaried new hires). U.S.-based employees who began working at GE or GE HealthCare after the predecessor to the US Pension Plan was closed, including Messrs. Saccaro, Kass-Hout, Jimenez, and Zodl, are not eligible to participate in the US Pension Plan. Those employees who are eligible generally vest after five years of qualifying service. The US Pension Plan also required employee contributions, which vest immediately. Effective January 1, 2021, participants with salaried benefits stopped accruing benefits (and making contributions) under the predecessor to the US Pension Plan.

Benefit Formula. Mr. Arduini's benefits are based primarily on a formula that takes into account his earnings for each fiscal year (through 2020) during which he was employed by GE. Since 1989, this formula has provided an annual benefit accrual equal to 1.45% of earnings for the year up to covered compensation and 1.9% of his earnings for the year in excess of covered compensation. The maximum incremental annual benefit an executive could have earned for service in 2023 was $0 due to the stoppage of accruals.

Time and Form of Payment. The accumulated benefit is payable after retirement on a monthly basis for life with a guaranteed minimum benefit of five years. The normal retirement age as defined in this plan is 65; however, employees who began working at GE prior to 2005, including Mr. Arduini, may retire at age 60 without any reduction in benefits. The US Pension Plan provides for Social Security supplements and spousal joint and survivor annuity options.

Tax Code Limits on Benefits. The tax code limits the benefits payable under the US Pension Plan. For 2023, the maximum single life annuity an executive could have received under these limits was $265,000 per year. This ceiling is actuarially adjusted in accordance with IRS rules to reflect employee contributions, actual forms of distribution, and actual retirement dates.

UK Pension Plan

Eligibility. The UK Pension Plan is a broad-based, tax-registered and qualified pension program for U.K.-based employees which is a mirror of the GE UK Pension Plan for our eligible employees and former employees that has been closed to new participants since 2011. Participants vest after two years of pensionable service. The UK Pension Plan required employee contributions (which are refunded if pensionable service does not meet vesting requirements). Effective January 1, 2022, participants stopped accruing benefits and making contributions (subject to certain statutorily required increases), and became eligible for a core annual employer contribution under the UK Pension Saver Plan defined contribution plan equaling 10-25% of base salary, plus two years of transition credits equaling 2% of base salary (each up to statutory caps). Participants have the option to allocate this employer contribution to the UK Pension Saver Plan or receive it as additional cash through their monthly payroll (subject to taxation).

Benefit Formula. Prior to January 1, 2022, when the accruals and contributions ceased, the UK Pension Plan offered two accrual rates (1/60ths and 1/80ths) applied to final pensionable pay. Pensionable pay for this purpose is defined as the annual average of the highest three complete years' base salary only, less an initial offset in respect of salary subject to social security retirement benefits, and capped at a plan earnings cap. Both indices were updated and released by HM Revenue and Customs ("HMRC") each tax year. Credit was awarded on this formula for every whole month earned under the UK Pension Plan as pensionable service through December 31, 2021. The accrual was monitored for tax purposes on an annual basis and an annual allowance was set according to earnings. Tax relief on the pension accrual was provided only up to an individual limit in each applicable year, and contributions in excess of the individual limit would result in tax at respective individual rates.

Time and Form of Payment. The UK Pension Plan pays out the accumulated benefit after retirement on a monthly basis for life with a guaranteed minimum benefit of five years. The normal retirement age under the UK Pension Plan is 65; however, certain employees with special benefits may, in accordance with a longstanding discretionary practice, retire at age 60 without any reduction in benefit if they retire from active service. Mr. Makela is eligible for such unreduced early retirement. In addition, the UK Pension Plan provides for social security supplements and a spousal annuity.

Tax Code Limits on Benefits. Benefits from the UK Pension Plan are subject to the lifetime allowance which measures individual pension accruals/contributions against an overall limit that is updated and released by HMRC each new tax year. For 2023, this limit was £1,073,100.

Pension Benefits Table

The table below shows the present value of the accumulated benefit as of December 31, 2023 for the NEOs under the US Pension Plan (Mr. Arduini) and the UK Pension Plan (Mr. Makela), as calculated based on the assumptions described below. Although the SEC rules require us to show this present value, the NEOs are not entitled to receive these amounts in a lump sum. None of the NEOs received a payment under either plan in 2023.

Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit[1] ($)	Payment During Last Fiscal Year ($)
Arduini[2]	15	534,582	0
Saccaro	N/A	N/A	N/A
Kass-Hout	N/A	N/A	N/A
Jimenez	N/A	N/A	N/A
Makela[3]	22	1,163,570	0
Zodl	N/A	N/A	N/A

[1] The accumulated benefit is based on years of service and earnings (base salary and bonus) considered by the plans for the period through December 31, 2023. It also includes the value of contributions made by the NEOs throughout their careers. For purposes of calculating the present value, it is assumed that the NEOs will remain in service until the age at which they may retire without any reduction in benefits. For Mr. Arduini, this is age 60 under the US Pension Plan. For Mr. Makela, this is age 60 under the UK Pension Plan. It is also assumed that benefits are payable under the available forms of annuity. The assumptions for U.S. beneficiaries are consistent with the assumptions for the US Pension Plan, including the statutory discount rate assumption of 5.19%, and the postretirement mortality assumption used for present value calculations is the Pri-2012 Healthy Retiree mortality table projected to 2016, adjusted for experience and factoring in projected generational improvements. For Mr. Makela, the assumptions are at a discount rate of 5.70% and a postretirement mortality assumption based upon the SAPS S3 tables with future generational improvements in line with the CMI 2021 projection model (with a 1.50% pa improvement trend and a 0.5% initial addition) at December 31, 2023. For Mr. Makela, the present value of accumulated benefit is valued in British pounds and converted for purposes of this presentation at an exchange rate of $1.2440 per £1.00, the 2023 average noon buying rate certified for customs purposes by the U.S. Federal Reserve Bank of New York set forth in the H.10 statistical release of the Federal Reserve Board.

[2] Mr. Arduini's pension benefits reflect his accrued benefits from his prior tenure with GE. Mr. Arduini's credited service is limited to 15 years under the US Pension Plan, from his prior tenure with GE before future accruals stopped effective January 1, 2021.

[3] Mr. Makela's credited service is limited to 22 years under the UK Pension Plan before future accruals stopped effective January 1, 2022.

Termination Payments and Potential Termination Payments

As described in "Severance and Change in Control Arrangements" beginning on page 57, the Executive Severance Plan provides for benefits in the event of certain qualifying terminations of employment.

Termination Payment for 2023 Employment Termination of Mr. Zodl. Under the Executive Severance Plan, Mr. Zodl had a qualifying termination and received a lump sum payment of $1,500,000. In addition to the cash payment, under the Executive Severance Plan, Mr. Zodl was eligible for but did not receive benefits continuation and outplacement assistance for 12 months following his termination date. Under the terms of the Bonus Plan, because his role was eliminated Mr. Zodl received a prorated 2023 annual bonus of $624,144 for the period of his 2023 service. Consistent with the terms of the applicable equity award agreements, Mr. Zodl forfeited his outstanding equity awards, including the following: 2021 RSUs (of which 11,878 shares were granted in March 2021, 17,397 shares were granted in April 2021, and 1,990 shares were granted in June 2021), 2021 PSUs (13,878 shares), 2022 RSUs (11,654 shares), 2023 Founders Grant Options (47,031 shares), 2023 Founders Grant RSUs (5,356 shares), 2023 Options (27,788 shares), 2023 RSUs (9,960 shares), and 2023 PSUs (9,960 shares). Pursuant to the Restoration Plan, Mr. Zodl forfeited his 2023 balance of $126,694 and under the terms of the RSP, he will forfeit his balance in his RSP account at the time as provided under the uniform and nondiscriminatory rules of the RSP.

Potential Termination Payments. Below we describe and quantify certain compensation that would have been payable under existing compensation plans and arrangements had any of our other NEO's employment terminated on December 31, 2023. Since Mr. Zodl's employment terminated prior to December 31, 2023, he has been excluded from this summary. For this hypothetical calculation, we have used each NEO's compensation and service levels as December 31, 2023, and, where applicable, GE HealthCare's closing stock price on December 29, 2023 (the last trading date of the year). For the equity calculations, we show the intrinsic value of equity awards that would have vested or become exercisable under each termination scenario below as of December 31, 2023. Intrinsic value is based upon the Company's stock price (minus the exercise price in the case of Options, with negative values for out-of-the-money Options shown as zero). Amounts shown assume the achievement of all applicable performance objectives at the target level. Our NEOs generally are not entitled to benefits if they leave voluntarily or are terminated for cause. Since many factors (e.g., the time of year when the event occurs, GE HealthCare's stock price, NEO's age, etc.) could affect the nature and amount of benefits NEOs could potentially receive, amounts paid or distributed upon a future termination may differ from those shown in the tables below. The amounts described below are in addition to benefits generally available to salaried employees, such as distributions under the RSP.

	Upon Death	Upon Disability	Upon Retirement[1]	Transfer of Business to Successor Employer	Upon Involuntary Termination	Upon Change in Control
Severance	None	None	None	None	Lump sum cash severance payment equal to the sum of base salary and target annual bonus multiplied by 2.0 for the CEO and multiplied by 1.0 for Leadership Team members in the event of a position elimination, termination without cause or termination for good reason	Lump sum cash severance payment equal to the sum of base salary and target annual bonus multiplied by 2.99 for the CEO and multiplied by 2.0 for Leadership Team members in the event of a position elimination, termination without cause, or termination for good reason within 24 months of a change in control
Annual Bonus	Prorated for the year subject to Company performance, so long as actively employed for a minimum of 90 days during the Plan Year	May be prorated for the year subject to Company performance, so long as actively employed for a minimum of 90 days during the Plan Year	Prorated for the year subject to Company performance, so long as actively employed for a minimum of 90 days during the Plan Year	None	Prorated for the year subject to Company performance, so long as actively employed for a minimum of 90 days during the Plan Year in the event of a position elimination	Prorated for the year subject to Company performance, so long as actively employed for a minimum of 90 days during the Plan Year in the event of a position elimination
Annual RSU and PSU grants **Mr. Kass-Hout's New-Hire RSUs**	Awards vest immediately; PSUs would remain subject to the achievement of the performance objectives	Awards vest immediately; PSUs would remain subject to the achievement of the performance objectives	Awards held for at least one year would generally vest as of the later of the first anniversary of the Grant Date or the date on which requirements for Retirement are first met. PSUs would remain subject to the achievement of the performance objectives	RSUs awards vest immediately; unvested PSUs are forfeited	Unvested are forfeited	Unvested are forfeited
Annual Option Grants	Options vest and become exercisable immediately; and all vested rights remain exercisable until the Option Expiration Date	Options vest and become exercisable immediately; and all vested rights remain exercisable until the Option Expiration Date	Options held for at least one year would generally vest as of the later of the first anniversary of the Grant Date or the date on which requirements for Retirement are first met	Options vest and become exercisable immediately, and all vested rights remain exercisable only until the earlier of 90 days or the original Option Expiration Date	Unvested are forfeited, and all vested rights generally remain exercisable only until the earlier of 90 days or the original Option Expiration Date	Unvested are forfeited, and all vested rights generally remain exercisable only until the earlier of 90 days or the original Option Expiration Date
Founders RSUs **Mr. Saccaro's New-Hire RSUs**	Awards vest immediately	Awards vest immediately	Unvested are forfeited	Awards vest immediately	Unvested are forfeited	Unvested are forfeited

	Upon Death	Upon Disability	Upon Retirement[1]	Transfer of Business to Successor Employer	Upon Involuntary Termination	Upon Change in Control
Founders Options	Options vest and become exercisable immediately, and all vested rights remain exercisable until the Option Expiration Date	Options vest and become exercisable immediately, and all vested rights remain exercisable until the Option Expiration Date	Unvested are forfeited and vested portions remain exercisable only until the earlier of 90 days after retirement and the original Option Expiration Date	Options vest and become exercisable immediately, and all vested rights remain exercisable only until the earlier of 90 days or the original Option Expiration Date	Unvested are forfeited, and all vested rights remain exercisable only until the earlier of 90 days or the original Option Expiration Date	Unvested are forfeited, and all vested rights remain exercisable only until the earlier of 90 days or the original Option Expiration Date
Mr. Arduini's New-Hire PSUs	Vest immediately based on the average of target performance for uncompleted years of the performance period and actual performance for any completed years of the performance period	Vest immediately based on the average of target performance for uncompleted years of the performance period and actual performance for any completed years of the performance period	Unvested are forfeited	Vest immediately based on the average of target performance for uncompleted years of the performance period and actual performance for any completed years of the performance period	Vest immediately based on the average of target performance for uncompleted years of the performance period and actual performance for any completed years of the performance period in the event of a termination without cause or termination for good reason	None

[1] For equity awards granted after our Spin-Off, retirement is defined as attainment of age 65, age 60 and completion of at least 5 years of continuous employment, or age 55 and completion of at least 10 years of continuous employment. For equity awards granted prior to our Spin-Off, retirement is defined as attainment of age 60 and completion of at least 5 years of continuous employment. For Annual Bonus, retirement is defined as attainment of age 60 and completion of at least 5 years of continuous employment, or age 55 and completion of at least 10 years of continuous employment.

		Upon Death	Upon Disability	Upon Retirement[1]	Transfer of Business to Successor Employer	Upon Involuntary Termination	Upon Change in Control
Arduini							
	Severance	0	0	0	0	6,250,000	9,343,750
	Annual Bonus	1,875,000	1,875,000	1,875,000	0	1,875,000	1,875,000
	RSUs and PSUs	10,722,042	10,722,042	9,145,100	4,625,282	0	0
	Options	1,284,232	1,284,232	222,188	1,284,232	0	0
	Founders RSUs	1,656,581	1,656,581	0	1,656,581	0	0
	Founders Options	1,375,208	1,375,208	0	1,375,208	0	0
	New-Hire PSUs	5,671,886	5,671,886	0	5,671,886	5,671,886	0
Saccaro							
	Severance	0	0	0	0	1,750,000	3,500,000
	Annual Bonus	513,014	513,014	N/A	0	513,014	513,014
	RSUs and PSUs	2,760,324	2,760,324	N/A	920,108	0	0
	Options	0	0	N/A	0	0	0
	Founders RSUs	460,054	460,054	N/A	460,054	0	0
	Founders Options	0	0	N/A	0	0	0
	New-Hire PSUs	N/A	N/A	N/A	N/A	N/A	N/A
Kass-Hout							
	Severance	0	0	0	0	1,800,000	3,600,000
	Annual Bonus	895,068	895,068	N/A	0	895,068	895,068
	RSUs and PSUs	2,849,397	2,849,397	N/A	949,799	0	0
	Options	69,227	69,227	N/A	69,227	0	0
	Founders RSUs	510,776	510,776	N/A	510,776	0	0
	Founders Options	424,017	424,017	N/A	424,017	0	0
	New-Hire PSUs	N/A	N/A	N/A	N/A	N/A	N/A
Jimenez							
	Severance	0	0	0	0	1,750,000	3,500,000
	Annual Bonus	875,000	875,000	N/A	0	875,000	875,000
	RSUs and PSUs	7,201,121	7,201,121	N/A	5,404,204	0	0
	Options	65,486	65,486	N/A	65,486	0	0
	Founders RSUs	483,173	483,173	N/A	483,173	0	0
	Founders Options	401,100	401,100	N/A	401,100	0	0
	New-Hire PSUs	N/A	N/A	N/A	N/A	N/A	N/A
Makela							
	Severance	0	0	0	0	1,318,640	2,637,280
	Annual Bonus	659,320	659,320	659,320	0	659,320	659,320
	RSUs and PSUs	6,232,997	6,232,997	2,117,795	4,821,134	0	0
	Options	82,895	82,895	51,453	82,895	0	0
	Founders RSUs	379,641	379,641	0	379,641	0	0
	Founders Options	315,149	315,149	0	315,149	0	0
	New-Hire PSUs	N/A	N/A	N/A	N/A	N/A	N/A

Pension Benefits. "Pension Benefits" beginning on page 68 describes the general terms of each pension plan in which our NEOs participate, the years of credited service, and the present value of their accumulated pension benefit (assuming payment begins at age 60 or 65, as noted above). The table below shows the pension benefits that would have become payable if the NEO had died, become disabled, voluntarily terminated their employment, or retired as of December 31, 2023.

In the event of death before retirement, because Mr. Arduini has more than 15 years of service accrued during his prior tenure with GE, his surviving spouse may receive either an annuity, as if he had retired and elected the spousal 50% joint and survivor annuity option prior to death, or an immediate lump-sum payment based on five years of pension distributions, in each case based upon the accrued benefit.

In the event a disability occurs before retirement, Mr. Arduini could receive an annuity payment of accrued GE HealthCare Pension benefits.

Potential Termination Payments Table (Pension Benefits)

Name	Lump Sum Upon Death ($)	Annual Benefit Upon Death ($)	Annual Benefit Upon Disability ($)	Annual Benefit Upon Voluntary Termination ($)	Annual Benefit Upon Retirement ($)
Arduini	N/A	17,627	38,610	35,610	N/A
Saccaro	N/A	N/A	N/A	N/A	N/A
Kass-Hout	N/A	N/A	N/A	N/A	N/A
Jimenez	N/A	N/A	N/A	N/A	N/A
Makela[1]	105,652	44,060	88,121	88,121	70,787

[1] Benefits paid in British pounds and converted for this table at an exchange rate of $1.2440 per £1.00, the 2023 average noon buying rate certified for customs purposes by the U.S. Federal Reserve Bank of New York set forth in the H.10 statistical release of the Federal Reserve Board.

Lump Sum Upon Death. Mr. Arduini is not eligible for a lump sum payment. For Mr. Makela, this lump sum amount represents the return of his contributions.

Annual Benefits Upon Death. For Messrs. Arduini and Makela, the annual amounts are payable for the life of the surviving spouse under their respective plans.

Annual Benefits Upon Disability. For Messrs. Arduini and Makela, the annual amount includes the 50% joint and survivor annuity under their respective plans.

Annual Benefits Upon Voluntary Termination. For Messrs. Arduini and Makela, the annual amount includes the 50% joint and survivor annuity payable at age 60 under their respective plans.

Annual Benefits Upon Retirement. Mr. Arduini is not eligible to retire. For Mr. Makela, the reduction applied to these benefits assumes he retains "In-Service Deferred" status and therefore covers regular and ill-health pension benefits from the enhanced early retirement terms.

Deferred Compensation. The NEOs are entitled to receive the vested amount in their Restoration Plan account in the event of a termination of employment. Between the termination event and the date that distributions are made, these accounts would continue to increase or decrease in value based on the changes in the value of the NEOs' earnings option. Therefore, amounts received by NEOs would differ from those shown in the "Nonqualified Deferred Compensation Table" on page 68. Vested amounts under the Restoration Plan are paid in a lump sum, generally in July of the year following the year of the participant's separation from service.

Other Compensation Disclosures

2023 CEO Pay Ratio

As required under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act") and Item 402(u) of Regulation S-K ("Item 402(u)"), below is information about the relationship of the annual total compensation of the individual identified in accordance with the process outlined below as our median paid employee excluding our CEO (the "Median Employee") and the annual total compensation of our CEO, Mr. Arduini.

Pay Ratio. Our Median Employee earned $74,733 in total compensation for 2023. The total 2023 compensation for Mr. Arduini as reported in the "Summary Compensation Table" beginning on page 60 was $24,510,947. Based upon total compensation for 2023, the ratio of the annual total compensation of our CEO to the annual total compensation of our Median Employee was calculated to be approximately 328 to 1.

How we Identified the Median Employee. To identify our median employee, we started with our global employment records as of December 1, 2023, and determined we employed 53,401 full-time, part-time, temporary, and seasonal employees (excluding the CEO) ("Global Employees") as of that date, including 16,771 in the U.S., and 36,630 outside of the U.S.

Under the de minimis exemption rule of Item 402(u), we excluded 1,836, or approximately 3.4% of our Global Employees from 34 countries[1], resulting in a total of 51,565 Global Employees used to identify our median employee. All employees in these 34 countries were excluded.

We then used the consistently applied compensation measure of annual base salary plus target bonus, each prorated to reflect time employed in 2023, to calculate compensation across the remaining Global Employee population to identify the median employee. We believe this compensation measure reasonably reflects the annual compensation of our Global Employees. Base salary and target bonuses were not annualized for any employees, and all currencies were converted to U.S. dollars using applicable conversion rates consistent with our accounting practices.

How we Calculated the CEO Pay Ratio. The Median Employee's 2023 annual total compensation was calculated using the Summary Compensation Table methodology for calculating total compensation under Item 402(c)(2)(x) of Regulation S-K and compared with total compensation of Mr. Arduini, as detailed in the Summary Compensation Table above, to arrive at the CEO pay ratio.

[1] The following countries and corresponding number of employees were excluded from our pay ratio calculation: Mozambique (1), Luxembourg (2), Ukraine (3), Estonia (4), Slovakia (4), Pakistan (5), Nepal (6), Iraq (9), Serbia (9), Côte d'Ivoire (14), Bulgaria (17), Jordan (20), Morocco (21), Peru (26), Czechia (28), Kazakhstan (35), New Zealand (39), Bangladesh (40), Tunisia (48), Kenya (58), Nigeria (61), Philippines (69), Chile (70), Malaysia (86), Vietnam (86), Portugal (88), Romania (96), Argentina (109), Thailand (117), Belgium (118), South Africa (118), Switzerland (132), Algeria (141), Greece (156).

Pay Versus Performance

As required under Section 953(a) of the Dodd-Frank Act, and in accordance with Item 402(v) of Regulation S-K, we are providing the following information about the relationship between compensation actually paid to our NEOs and Company performance. In this section we refer to compensation actually paid ("CAP") and other terms used in the applicable SEC rules; the calculations and analysis below presented below in accordance with those rules do not necessarily reflect our approach to aligning executive compensation with performance.

Year	Summary Compensation Table Total for PEO ($)	Compensation Actually Paid to PEO[1] ($)	Average Summary Compensation Table Total for Non-PEO NEOs[2] ($)	Average Compensation Actually Paid to Non-PEO NEOs[1] ($)	Value of Initial Fixed $100 Investment Based on: Company Total Shareholder Return[3]	Peer Group Total Shareholder Return[4]	Net Income[5] ($ in thousands)	Company Selected Performance Measure - Organic Revenue Growth[6]
2023	24,510,947	29,849,747	9,126,538	8,514,116	127.98	100.66	1,614,000	8.0%
2022[7]	10,497,102	7,343,420	4,705,283 [8]	2,963,509 [8]	N/A	N/A	1,967,000	7.3%

[1] CAP to our PEO and the average CAP to our non-PEO NEOs reflect adjustments from total compensation reported in the Summary Compensation Table. The assumptions used to calculate the values for RSUs, PSUs, and Options included in the calculation of CAP did not differ materially from those used to calculate the grant date fair value for such awards. A Monte Carlo simulation model was used to calculate the fair value for PSUs as of the applicable year-end measurement date. A Black-Scholes value was used for Options as of the applicable year-end or vesting date(s), determined using the same methodology used to determine grant date fair value, except that (a) the closing stock price on the applicable reevaluation date was used as the current market price and (b) a reduced expected life was used, given applicable time lapse since grant date. The calculation of CAP for the PEO and Non-PEO NEOs for 2023 is shown in the table below:

	2023	
Compensation Actually Paid	PEO ($)	Average Non-PEO ($)
Summary Compensation Table (SCT) Total	24,510,947	9,126,538
Subtract, value of all stock awards and stock options reported in SCT	20,174,586	6,625,058
Add, year-end value of all equity awards granted in the fiscal year that were unvested and outstanding at year-end	19,418,835	5,814,408
Add, change in fair value from prior year-end to current year-end of all prior-year equity awards that were outstanding and unvested at year-end	6,140,594	478,554
Add, change in fair value (from prior year-end to vesting date) of prior-year equity awards that vested in fiscal year	0	197,884
Subtract, prior year-end value of any equity awards forfeited during the fiscal year	0	(478,211)
Subtract, change in pension value reported in SCT	46,043	0
Total Adjustments	5,338,800	(612,422)
Compensation Actually Paid	29,849,747	8,514,116

[2] The dollar amounts reported represent the average of amounts reported for our NEOs as a group (excluding our CEO) in the "Total" column of the SCT in each applicable year. The names of each of the NEOs included for these purposes in each applicable year are as follows: (i) for 2023, Messrs. Saccaro, Kass-Hout, Jimenez, Makela, and Zodl, and (ii) for 2022, Messrs. Zodl, Jimenez, and Makela, and Ms. Larson.

[3] Reflects our TSR, assuming dividend reinvestment, from January 4, 2023 through December 31, 2023.

[4] The peer group used for this purpose is our Compensation Peer Group. See "Compensation Peer Group" on page 44 for more information.

[5] Reflects Net income as reported in each of our Annual Report on Form 10-K for 2022 and the 2023 Form 10-K. Our 2023 proxy statement inadvertently reported Net income attributable to GE HealthCare rather than Net income.

[6] Organic revenue for 2023 and 2022 was $19,767 million and $18,341 million, respectively, as reported in the 2023 Form 10-K. For a reconciliation of Organic revenue, see Item 7 in the 2023 Form 10-K.

[7] We became an independent, public company effective January 3, 2023, but were required to report pursuant to Section 13(a) or 15(d) of the Exchange Act effective as of December 8, 2022. Because we were a subsidiary of GE during 2022, CAP actually paid to our NEOs was largely driven by GE's stock price and did not bear a close relationship to our Net income or Organic revenue growth for 2022. The Company did not have a TSR in 2022.

[8] As noted in the Summary Compensation Table, our 2023 proxy statement inadvertently excluded 2022 UK Pension Saver Plan Company contributions of $167,011 paid to Mr. Makela, which has been included for 2022 amounts.

Three Most Important Measures for Linking NEO Pay to Company Performance

- Organic revenue growth*
- Adjusted EBIT*
- Free cash flow*

Organic revenue growth is the most important measure to link CAP paid during 2023 to our performance, followed by Adjusted EBIT and Free cash flow. These three financial measures are intended to incentivize strong performance and are key drivers of long-term value creation.

* Non-GAAP financial measure. See the Appendix for additional information and definitions of these non-GAAP financial measures.

Pay Versus Performance Relationship Disclosures

The charts below depict the relationships between (1) CAP to the PEO and Non-PEO NEOs and (2) Company TSR and Peer Group TSR, Net income, and Organic revenue growth for fiscal years ended December 31, 2023 and 2022.

Compensation Actually Paid vs. Total Shareholder Return

Compensation Actually Paid vs. Net Income



Compensation Actually Paid vs. Organic Revenue Growth



Equity Compensation Plan Information

The table below presents information regarding equity compensation plans under which our common stock may be issued to employees and non-employees as compensation as of December 31, 2023.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (in thousands)[1]	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (in thousands)[1]
Equity compensation plans approved by security holders[1]			
Options	4,963	84.21	
RSUs	3,729	—	
PSUs	1,246	—	
Total	9,938	—	37,403

[1] In connection with the Spin-Off, we adopted the GE HealthCare 2023 Long-Term Incentive Plan, the GE HealthCare Mirror 2022 Long-Term Incentive Plan, the GE HealthCare Mirror 2007 Long-Term Incentive Plan, and the GE HealthCare Mirror 1990 Long-Term Incentive Plan, which plans became effective as of the Spin-Off.

Independent Auditor

Management Proposal No. 3

Ratification of the Appointment of Deloitte & Touche LLP as Our Independent Auditor for the Fiscal Year Ending December 31, 2024

✔ **The Board recommends a vote FOR ratification of the Audit Committee's selection of Deloitte & Touche LLP as our independent auditor for the fiscal year ending December 31, 2024**

What are you voting on?

We are asking stockholders to ratify the selection of Deloitte & Touche LLP ("Deloitte") as our independent auditor for the fiscal year ending December 31, 2024.

Why are we asking you to vote?

Although ratification is not required by our bylaws or otherwise, the Board is submitting the proposal as a matter of good corporate governance. If our stockholders fail to ratify the selection, it will be considered notice to the Board and the Audit Committee to consider whether to select a different firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent auditor at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

Review and Engagement

The Audit Committee is responsible for the appointment, compensation (including advance approval of the audit fee), retention, and oversight of the independent auditor that audits our financial statements and our internal control over financial reporting. In accordance with its charter, the Audit Committee has selected Deloitte, an independent registered public accounting firm, to be our auditors for the fiscal year ending December 31, 2024. The Audit Committee believes that this selection is in the best interests of GE HealthCare and its stockholders and, therefore, recommends to stockholders that they ratify that appointment.

Prior to the selection of Deloitte as the Company's independent auditor, the Audit Committee considered many factors, including:

- Deloitte's capability and expertise in addressing and advising on the breadth and complexity of our global operations
- Deloitte's independence
- The appropriateness of Deloitte's fees for audit and non-audit services
- Deloitte's reputation for integrity and competence in the fields of accounting and auditing
- The level of service provided by the firm

A representative of Deloitte will be present at the Annual Meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate stockholder questions.

Audit Committee Report

The following report of the Audit Committee shall not be deemed to be "soliciting material" nor shall such information be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, and shall not otherwise be deemed filed under these acts, except to the extent we specifically incorporate by reference into such filings.

The Audit Committee reflects the Board's commitment to active oversight throughout the organization. The Audit Committee met 11 times in 2023 to oversee the various matters under its remit, including:

- Financial performance and outlook
- Oversight of our external auditor
- Internal audit
- Tax
- Treasury

- Information technology and cybersecurity
- Compliance
- Legal and investigations
- Transition to a standalone company

During the course of 2023, the Audit Committee also discussed the Company's enterprise risk management program and quality and regulatory matters. Moving forward, these matters will be overseen by the Governance Committee.

Roles and Responsibilities: The Audit Committee, on behalf of the Board of Directors, oversees GE HealthCare's accounting and financial reporting processes, the integrity of the Company's financial statements, and the annual independent audit of the Company's financial statements. The Audit Committee oversees the independent auditors' qualifications and independence as well as the Internal Audit department, and, in consultation with the CFO, is directly responsible for oversight of the chief audit executive. In performing its oversight function, the Audit Committee relies, without independent verification, on the information provided to it and on representations made by management and the independent auditors. Management has the primary responsibility for establishing and maintaining adequate internal control over financial reporting, preparing the financial statements, and for the public reporting process. Our independent auditor, Deloitte, is responsible for expressing opinions on the conformity of the Company's audited financial statements, in all material respects, with generally accepted accounting principles and on the Company's internal control over financial reporting.

Required Disclosures and Discussions: In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed with management and Deloitte the audited financial statements and management's assessment of the effectiveness of the Company's internal control over financial reporting and the independent registered public accounting firm's evaluation of the Company's internal control over financial reporting as of December 31, 2023. The Audit Committee has also discussed with Deloitte the matters that are required to be discussed under applicable Public Company Accounting Oversight Board ("PCAOB") and SEC requirements. Deloitte has provided to the Audit Committee the written disclosures and the PCAOB-required letter regarding its communications with the Audit Committee concerning independence, and the Audit Committee has discussed with Deloitte that firm's independence. The Audit Committee has also considered whether the provision of the services described on page 81 under the caption "Fees Incurred by Deloitte" is compatible with maintaining the independence of the independent registered public accounting firm. The Audit Committee has concluded that Deloitte's provision of audit and non-audit services to GE HealthCare and its affiliates during 2023 was compatible with Deloitte's independence.

Audit Committee Recommends Including the Financial Statements in the Annual Report: Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements for the year ended December 31, 2023 be included in our Annual Report on Form 10-K for 2023 for filing with the SEC. This report is provided by the following independent directors, who comprise the Audit Committee:

Rodney F. Hochman
Lloyd W. Howell, Jr.
Catherine Lesjak
Anne T. Madden
William J. Stromberg

Fees Paid to Independent Auditor

The Audit Committee oversees the audit and non-audit services provided by the independent auditor, participates in the pre-approval of fees with the independent auditor, reviews and approves the audit plan and associated fees, and receives periodic reports on the fees paid.

The Audit Committee may authorize Deloitte (along with other accounting firms) to provide non-audit services. Accordingly, the Audit Committee has established the following policies and processes related to non-audit services.

We Limit the Non-Audit Services that Deloitte can Provide

To minimize relationships that could appear to impair Deloitte's objectivity, the Audit Committee will only pre-approve permissible, selected types of non-audit services that Deloitte may provide to us (and that otherwise would be permissible under SEC rules). For more detail, see the Audit Committee charter.

We Have a Pre-Approval Process for Non-Audit Services

The Audit Committee has adopted policies and procedures for pre-approving all non-audit services that Deloitte provides to us. Specifically, the Audit Committee pre-approves the use of Deloitte for specific types of services within the categories of merger and acquisition services; employee benefit plan audits; agreed-upon procedures, accounting consultations, and internal control-related services; tax compliance and consultation services; certain business advisory services; and other permissible services. The Audit Committee sets a specific annual limit on the amount of non-audit services that the Company can obtain from Deloitte. It has also required management to obtain specific pre-approval from the Audit Committee for any single engagement over $500,000. The Audit Committee chair is authorized to pre-approve any audit or non-audit service on behalf of the Audit Committee and presents these decisions to the full committee at its next regularly scheduled meeting.

We Have Hiring Restrictions for Deloitte Employees

To avoid potential conflicts of interest, the Audit Committee has adopted practices regarding the hiring by the Company of any partner, director, manager, staff, advising member of the department of professional practice, reviewing actuary, reviewing tax professional, and any other persons having responsibility for providing audit assurance on any aspect of their audit of the Company's financial statements. These restrictions are contained in our Governance Principles.

Principal Accountant Fees and Services

Fees Incurred by Deloitte

Deloitte audited our consolidated financial statements and our internal controls over financial reporting for the year ended December 31, 2023 and has been our independent auditor since 2022. Fees billed for professional services rendered by Deloitte for the fiscal years ended December 31, 2023 and December 31, 2022 were as set forth in the table below.

Due to the timing of the Spin-Off, the full Board was not appointed and its committees were not fully constituted until January 3, 2023. As a result, the services presented in the table below for the year ended December 31, 2022 were approved by GE's audit committee. Fees incurred after the Spin-Off were approved by the Audit Committee.

	2023	2022
	(In thousands)	
Audit Fees[1]	$ 19,574	$ 23,780
Audit-Related Fees[2]	1,291	1,143
Tax Fees[3]	42	449
All Other Fees[4]	10	3
Total	$ 20,917	$ 25,375

[1] Audit Fees consists of fees for: (1) the audit of GE HealthCare's consolidated and combined annual financial statements for the years ended December 31, 2023 and 2022; (2) the review of GE HealthCare's condensed consolidated and combined interim financial statements for the periods ended September 30, 2023, September 30, 2022, June 30, 2023, June 30, 2022, March 31, 2023, and March 31, 2022; (3) allocation of GE audit fees for the legacy GE healthcare segment for the year ended December 31, 2022; and (4) the performance of audits in accordance with international statutory requirements.

[2] Audit-Related Fees consists of fees billed for assurance and related services reasonably related to the performance of the audit or review of financial statements that are not reported under "Audit Fees" above, including: (1) comfort letters and consents related to SEC filings, (2) employee benefit plan audits, and (3) special attestation reports.

[3] Tax Fees consists of fees billed for professional services for tax compliance, tax advice, and tax planning. These tax services include assistance regarding international tax compliance and transfer pricing studies for the years ended 2023 and 2022, and Spin-Off related transactions for the year ended December 31, 2022.

[4] All Other Fees consist of fees for products and services provided by Deloitte, other than the services reported under "Audit Fees," Audit-Related Fees," or "Tax Fees" above.

Submitting 2025 Proposals

The table below summarizes the requirements for stockholders who wish to submit proposals, including director nominations, for the 2025 Annual Meeting of Stockholders. Stockholders are encouraged to consult SEC Rule 14a-8 or our bylaws, as applicable, to see all applicable requirements.

	Proposals for Inclusion in the 2025 Proxy Statement	Director Nominees for Inclusion in the 2025 Proxy Statement (Proxy Access)	Other Proposals/Nominees to be Presented at the 2025 Meeting
Type of Proposal	SEC rules permit stockholders to submit proposals for inclusion in our proxy statement by satisfying the requirements specified in SEC Rule 14a-8	A stockholder (or a group of up to 20 stockholders) owning at least 3% of GE HealthCare stock for at least 3 years may submit director nominees (up to the greater of two or 20% of the Board) for inclusion in our proxy statement by satisfying the requirement specified in Article III, Section 3.5 of our bylaws[2].	Stockholders may present proposals or director nominations directly at the Annual Meeting of Stockholders (and not for inclusion in our proxy statement) by satisfying the requirements specified in Article II, Section 2.2 and Article III, Section 3.3 of our bylaws (which includes information required under Rule 14a-19)[2].
When Proposal must be Received by GE HealthCare	No later than close of business (5 p.m. Eastern Time) on December 5, 2024[1]	No earlier than November 5, 2024 and no later than close of business (5 p.m. Eastern Time) on December 5, 2024[3]	No earlier than January 21, 2025 and no later than close of business (5 p.m. Eastern Time) on February 20, 2025[3]
Where to Send	By Mail: GE HealthCare Attn: Corporate Secretary 500 W. Monroe St. Chicago, Illinois 60661 By Email: **corporate.secretary@gehealthcare.com**		
What to Include	The information required by SEC Rule 14a-8	The information required by our bylaws[2]	

[1] This date assumes that we do not change the date of our 2025 Annual Meeting of Stockholders by more than 30 days from the anniversary date of the Annual Meeting.

[2] Our bylaws are available in the Investors section of our website, investor.gehealthcare.com.

[3] These dates assume that we do not change the date of our 2025 Annual Meeting of Stockholders by more than 30 days before or 60 days after the anniversary date of the Annual Meeting.

Voting and Meeting Information

Voting Standards and Board Recommendations

The following summarizes the Board's voting recommendations for each proposal, the vote required for each proposal to pass, and the effect of abstentions and broker non-votes on each proposal.

Voting Item	Board Recommendation	Voting Standards	Treatment of Abstentions	Treatment of Broker Non-Votes
Election of Directors	For each director nominee	Majority of votes cast	Not counted as votes cast and therefore no effect	Not counted as votes cast and therefore no effect
Say-On-Pay	For	Affirmative vote of majority of the voting power of shares of stock present in person or represented by proxy and entitled to vote thereon	Same as vote against	Not counted as entitled to vote and therefore no effect
Ratification of Auditor	For	Affirmative vote of majority of the voting power of shares of stock present in person or represented by proxy and entitled to vote thereon	Same as vote against	Not applicable

We Have a Majority Voting Standard for Director Elections: Each director nominee who receives a majority of the votes cast will be elected, except in a contested election where director nominees are elected by a plurality of the votes cast. Any current director who does not meet this standard is subject to the Board's policy regarding resignations by directors who do not receive a majority of "For" votes, which is described in the Governance Principles. All other matters are approved if supported by the affirmative vote of a majority of the voting power of shares of stock present in person or represented by proxy and entitled to vote thereon.

Meeting Information

We have adopted a virtual format for the Annual Meeting to provide for a safe, consistent, and convenient experience for all stockholders.

How Do I Attend the Virtual Meeting? To participate in the meeting, you must have your 16-Digit Control Number that is shown on your Notice of Internet Availability of Proxy Materials ("Notice") or as provided via email from Broadridge, or if you received a printed copy of the proxy materials, on your proxy card or the voting instruction form that accompanied your proxy materials. If the Notice or voting instruction form that you received does not indicate that you may vote your shares through the **www.proxyvote.com** website, you should contact your bank, broker, or other nominee (preferably at least 5 days before the Annual Meeting) and obtain a "legal proxy" (which will contain a 16-digit control number that will allow you to attend, participate in, or vote at the meeting). You may access the Annual Meeting by visiting **www.virtualshareholdermeeting.com/ GEHC2024**. If you encounter any difficulties accessing the virtual Annual Meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual Annual Meeting log-in page. Technical support will be available starting 15 minutes prior to the meeting.

Can I Ask a Question at the Virtual Annual Meeting? Stockholders of record will be able to submit questions during the virtual meeting by typing the question into the "Ask a Question" field and clicking "Submit." We will answer questions that comply with the meeting rules of conduct during the Annual Meeting, subject to time constraints. If we receive related questions, we may group those questions together. Questions related to personal matters, which are not pertinent to Annual Meeting matters, or that contain derogatory references to individuals, use offensive language, or are otherwise out of order or not suitable for the conduct of the Annual Meeting, will not be addressed during the meeting. If there are questions pertinent to

Annual Meeting matters that cannot be answered during the Annual Meeting due to time constraints, management will post answers to such questions at **investor.gehealthcare.com**.

What Do I Do if I Need Technical Assistance During the Meeting?
If you encounter any difficulties accessing the meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual stockholder meeting log-in page.

Voting Information

Who is Entitled to Vote? Stockholders of record at the close of business on the record date (March 25, 2024) are eligible to vote at the meeting. Our voting securities consist of our $0.01 par value common stock, and there were 456,328,270 shares outstanding on the record date.

How Do I Vote My Shares if I am a Record Holder? If your name is registered on GE HealthCare's stockholder records as the owner of shares, you are the "record holder." If you hold shares as a record holder, there are four ways that you can vote your shares:

1. **Over the Internet**. Vote at **www.proxyvote.com**. The internet voting system is available 24 hours a day until 11:59 p.m. Eastern Time on Monday, May 20, 2024. Once you enter the internet voting system, you can record and confirm (or change) your voting instructions.
   - You will need the 16-digit number included on your proxy card (if you received a paper copy of the proxy materials) to obtain your records and to vote.

2. **By Telephone**. You can vote by calling 1-800-690-6903. The telephone voting system is available 24 hours a day in the United States until 11:59 p.m. Eastern Time on Monday, May 20, 2024. Once you enter the telephone voting system, a series of prompts will tell you how to record and confirm (or change) your voting instructions.
   - You will need the 16-digit number included on your Notice or your proxy card (if you received a paper copy of the proxy materials) in order to vote by telephone.

3. **By Mail**. If you received a paper copy of the proxy materials, mark your voting instructions on the proxy card and sign, date, and return it in the postage-paid envelope provided. If you received only a Notice but want to vote by mail, the Notice includes instructions on how to request a paper proxy card. For your mailed proxy card to be counted, we must receive it before 11:59 p.m. Eastern Time on Monday, May 20, 2024.

4. **Online at the Annual Meeting**. You may vote and submit questions while attending the Annual Meeting online via live webcast. Shares held in your name as the stockholder may be voted by you, while the polls remain open, at **www.virtualshareholdermeeting.com/GEHC2024** during the meeting.
   - You will need the 16-digit number included on your Notice or your proxy card (if you received a paper copy of the proxy materials) in order to be able to vote and enter the meeting.
   - Even if you plan to attend the Annual Meeting online, we encourage you to vote in advance by internet, telephone, or mail so that your vote will be counted even if you later decide not to attend the Annual Meeting.

How Do I Vote my Shares if my Shares are Held by a Broker, Bank, or Other Nominee? For those stockholders whose shares are held by a broker, bank, or other nominee, you must complete and return the voting instruction form provided by your broker, bank, or nominee in order to instruct your broker, bank, or nominee on how to vote. Unless you provide voting instructions, your shares may not be voted on any matter except for ratifying the appointment of our independent auditors. To ensure that your shares are counted in the other proposals to come before the Annual Meeting, we encourage you to provide instructions on how to vote your shares. Please refer to information from your bank, broker, or other nominee on how to submit voting instructions.

In addition, if you attend the virtual Annual Meeting and have a 16-digit control number, you will be able to cast your vote via the online meeting platform during a designated portion of the meeting. Have your Notice, proxy card, or proxy form with the 16-digit control number available when you access the virtual Annual Meeting.

What Shares are Included on the Proxy Form? If you are a stockholder of record, you will receive only one Notice or proxy form for all the shares of common stock you hold in certificate form and in book-entry form. Please vote proxies for all accounts to ensure that all of your shares are voted. If you wish to consolidate multiple registered accounts, contact EQ Shareowner Services at 1-833-914-2122 or at **shareowneronline.com**.

What is Notice and Access? The SEC's notice and access rule allows companies to deliver a Notice to stockholders in lieu of a paper copy of the proxy statement and annual report. The Notice provides instructions as to how stockholders can access the proxy statement and the annual report online, contains a listing of matters to be considered at the Annual Meeting, and sets forth instructions as to how shares can be voted. Instructions for requesting a paper copy of the proxy statement and the annual report are set forth on the Notice.

Shares must be voted by internet, by phone, or by completing and returning a proxy form. Shares cannot be voted by marking, writing on, and/or returning the Notice. Any Notices that are returned will not be counted as votes.

What if I am a Stockholder of Record and Do Not Specify a Choice for a Matter when Returning a Proxy Form? Stockholders should specify their choice for each matter on the proxy form. If no specific instructions are given, proxies that are signed and returned will be voted in accordance with the Board's recommendations.

Can I Change my Vote? You may change your vote by revoking your proxy at any time before it is exercised, which can be done by voting electronically during the meeting, by delivering a new proxy, or by notifying the inspector of election in writing. If your GE HealthCare shares are held for you in a brokerage, bank, or other institutional account, you must contact that institution to revoke a previously authorized proxy. The address for the inspector of election is First Coast Results, Inc., 200 Business Park Circle, Suite 112, Saint Augustine, FL 32095.

How are Votes Counted? Each share is entitled to one vote on each matter to be voted on at the Annual Meeting.

What are Broker Non-Votes? Broker non-votes occur on a matter up for vote when a broker, bank, or other holder of shares you own in "street name" is not permitted to vote on that particular matter without instructions from you, you do not give instructions, and the broker, bank, or other nominee indicates on its proxy form, or otherwise notifies us, that it does not have authority to vote its shares on that matter.

Is my Vote Confidential? Individual votes of stockholders are kept private, except as necessary to meet legal requirements. Only the independent inspector and certain employees of GE HealthCare and its agents have access to proxies and other individual stockholder voting records, and they must acknowledge in writing their responsibility to comply with this confidentiality policy.

Other Information

Who is Soliciting my Proxy and Who Pays the Expense of Such Solicitations? Your proxy is being solicited on behalf of the Board, and we will bear the cost of soliciting proxies. Proxies will be solicited by mail, telephone, other electronic means, or in person, and we will pay the solicitation costs. Copies of proxy materials will be supplied to brokers, dealers, banks, and voting trustees, or their nominees, to solicit proxies from beneficial owners, and we will reimburse these institutions for their reasonable expenses. Morrow Sodali LLC has been retained to assist in soliciting proxies for a fee of $45,000 plus distribution costs and other expenses.

What is "*Householding*"? Stockholders sharing a single address may receive only one copy of the proxy statement and annual report or the Notice, unless the transfer agent, broker, bank, or other nominee has received contrary instructions from any owner at that address. This practice, known as householding, is designed to reduce printing and mailing costs.

- **To Receive Separate Copies.** To request an individual copy of this proxy statement and the 2023 Form 10-K, or the materials for future meetings, write to **sendmaterial@proxyvote.com** with the control number from your Notice in the subject line, or call 800-579-1639. We will promptly deliver them to you.

- **To Stop Receiving Separate Copies.** If you currently receive separate copies of these materials and wish to receive a single copy in the future, you will need to contact your broker, bank, or other institution where you hold your shares.

How You Can Obtain More Information: If you have any questions about the proxy voting process, please contact the broker, bank, or other institution where you hold your shares. The SEC also has a website with more information about your rights as a stockholder. Additionally, you may contact our Investor Relations team by following the instructions on our Investor Relations website.

How Stockholders of Record can Request Copies of the 2023 Form 10-K: The 2023 Form 10-K is available in the Investors section of our website, **investor.gehealthcare.com**. If you hold your shares directly with us and previously elected not to receive an annual report for a specific account, you may request a copy by:

• Calling 1-866-540-7095

• Going online to **www.proxyvote.com**

• Emailing **sendmaterial@proxyvote.com** with the control number from your Notice in the subject line

Appendix

Non-GAAP Financial Measures

This Proxy Statement, including the Compensation Discussion and Analysis, contains financial measures presented on a non-GAAP basis. GE HealthCare's non-GAAP financial measures used in this document are defined below. We recognize that these non-GAAP financial measures have limitations, including that they may be calculated differently by other companies or may be used under different circumstances or for different purposes, thereby affecting their comparability from company to company. In order to compensate for these and the other limitations discussed below, management does not consider these measures in isolation from or as alternatives to the comparable financial measures determined in accordance with U.S. GAAP. Please refer to the "Non-GAAP Financial Measures" section of Management's Discussion and Analysis of Financial Condition and Results of Operations in our 2023 Form 10-K for reconciliations of our non-GAAP financial measures to the most directly comparable GAAP measures.

Organic revenue: Total revenues excluding the effects of: (1) net sales from recent acquisitions and dispositions with less than a full year of comparable net sales; and (2) foreign currency exchange rate fluctuations in order to present revenue on a constant currency basis.

Organic revenue growth rate: Rate of change when comparing Organic revenue, period over period.

Imaging Organic revenue: Total Imaging revenues excluding the effects of: (1) net sales from recent acquisitions and dispositions with less than a full year of comparable net sales; and (2) foreign currency exchange rate fluctuations in order to present revenue on a constant currency basis.

We believe that Organic revenue and Organic revenue growth rate, by excluding the effect of acquisitions, dispositions, and foreign currency rate fluctuations, provide management and investors with additional understanding and visibility into the underlying revenue trends of our established, ongoing operations. Organic revenue and Organic revenue growth rate also provide greater insight regarding the overall demand for our products and services.

Adjusted EBIT: Net income attributable to GE HealthCare excluding the effects of: (1) Interest and other financial charges – net; (2) Non-operating benefit (income) costs; (3) Provision (benefit) for income taxes; (4) Income (loss) from discontinued operations, net of taxes; (5) Net (income) loss attributable to noncontrolling interests; (6) restructuring costs; (7) acquisition and disposition-related charges (benefits); (8) Spin-Off and separation costs; (9) (gain) loss on business and asset dispositions; (10) amortization of acquisition-related intangible assets; and (11) investment revaluation (gain) loss. In addition, we may from time to time consider excluding other nonrecurring items to enhance comparability between periods.

Cumulative Adjusted EBIT: Adjusted EBIT results aggregated over the applicable performance period.

We believe Adjusted EBIT provides management and investors with additional understanding of our business by highlighting the results from ongoing operations and the underlying profitability factors. This metric excludes interest expense, interest income, non-operating benefit (income) costs, and tax expense, as well as non-recurring and/or non-cash items, which may have a material impact on our results. In addition, we may from time to time consider excluding other nonrecurring items to enhance comparability between periods. We believe this provides additional insight into how our businesses are performing, on a normalized basis. However, Adjusted EBIT should not be construed as inferring that our future results will be unaffected by the items for which the measure adjusts.

Adjusted earnings per share: Diluted earnings per share from continuing operations excluding the per share impact of: (1) deemed preferred stock dividend of redeemable noncontrolling interest, (2) Non-operating benefit (income) costs; (3) restructuring costs; (4) acquisition and disposition-related charges (benefits); (5) Spin-Off and separation costs; (6) (gain) loss on business and asset dispositions; (7) amortization of acquisition-related intangible assets; (8) investment revaluation (gain) loss; (9) tax effect of reconciling items (items 1-8); and (10) certain tax adjustments as described in the Adjusted tax expense definition in our 2023 Form 10-K. In addition, we may from time to time consider excluding other nonrecurring items to enhance comparability between periods.

We believe Adjusted earnings per share provides investors with improved comparability of underlying operating results and a further understanding and additional transparency regarding how we evaluate our business. Adjusted earnings per share also provides management and investors with additional perspective regarding the impact of certain significant items on our per share earnings. Adjusted earnings per share excludes non-operating benefit (income) costs, certain tax expense adjustments, and non-recurring and/or non-cash items, which may have a material impact on our results. In addition, we may from time to time consider excluding other nonrecurring items to enhance comparability between periods. However, Adjusted earnings per share should not be construed as inferring that our future results will be unaffected by the items for which the measure adjusts.

Free cash flow: Cash from (used for) operating activities - continuing operations adjusting for the effects of (1) additions to property, plant and equipment ("PP&E") and internal-use software; (2) dispositions of PP&E; and (3) impact of factoring programs.

We believe that Free cash flow provides management and investors with an important measure of our ability to generate cash on a normalized basis. Free cash flow also provides insight into our flexibility to allocate capital, including reinvesting in the Company for future growth, paying down debt, paying dividends, and pursuing other opportunities that may enhance stockholder value. Interest expense associated with external debt that was historically held by GE is not recognized in the combined financial statements and related notes. Additionally, Free cash flow does not represent residual cash flows available for discretionary expenditures, due to the fact that the measures do not deduct the payments required for debt repayments.